Filed Pursuant to Rule 424(b)(3)
File No. 333-165522

TIANLI AGRITECH, INC.

Minimum Offering: 1,667,000 Common Shares

Maximum Offering: 2,000,000 Common Shares

This is the initial public offering of Tianli Agritech, Inc., a British Virgin Islands company. We are offering a minimum of 1,667,000 and a maximum of 2,000,000 of our common shares. None of our officers, directors or affiliates may purchase shares in this offering.

The offering price will be $6.00 per common share. No public market currently exists for our common shares. We have applied for approval for quotation on the NASDAQ Global Market under the symbol “OINK” for the common shares we are offering. We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the NASDAQ Global Market.

Investing in these common shares involves risks. See “Risk Factors” beginning on page 14 of this prospectus.

	Per Common Share	Minimum Offering	Maximum Offering
Public offering price	$6.00	$10,002,000	$12,000,000
Placement discount	$0.42	$700,140	$840,000
Proceeds to us, before expenses	$5.58	$9,301,860	$11,160,000

We expect our total cash expenses for this offering to be approximately $585,000, exclusive of the above commissions. In addition, we will pay the placement agent a non-accountable expense allowance of 1% of the amount of the offering, or $120,000 (maximum offering, exclusive of shares registered under Rule 462(b)) or $100,020 (minimum offering). The placement agent must sell the minimum number of securities offered (1,667,000 common shares) if any are sold. The placement agent is required to use only its best efforts to sell the securities offered. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our placement agent after which the minimum offering is sold or (ii) July 31, 2010. Until we sell at least 1,667,000 shares, all investor funds will be held in an escrow account at SunTrust Bank, Richmond, Virginia. If we do not sell at least 1,667,000 shares by July 31, 2010, all funds will be promptly returned to investors (within one business day) without interest or deduction. If we complete this offering, net proceeds will be delivered to our company on the closing date. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China, which may take as long as six months in the ordinary course. If we complete this offering, then on the closing date, we will issue common shares to investors in the offering and placement agent warrants to our placement agent exercisable at a rate of one warrant per share to purchase up to 10% of the aggregate number of Common Shares sold in this offering.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Anderson & Strudwick,

Incorporated

Prospectus dated June 30, 2010

Except where the context otherwise requires and for purposes of this prospectus only:

•

the terms “we,” “us,” “our company,” and “our” refer to Tianli Agritech, Inc. (“Tianli” when referring solely to our British Virgin Islands listing company); our wholly-owned subsidiary, HC Shengyuan Limited, a Hong Kong limited liability company (“HCS”); HCS’ wholly-owned subsidiary, Wuhan Fengxin Agricultural Science and Technology Development Co., Ltd., a Chinese limited liability company (“WFOE”); and our affiliated entity, Wuhan Fengze Agricultural Science and Technology Development Co., Ltd., a Chinese limited liability company (“Fengze”), which WFOE controls by virtue of contractual arrangements.

•	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

•	“China” and “PRC” refer to the People’s Republic of China, and for the purpose of this prospectus only, excluding Taiwan, Hong Kong and Macau; and

•	all references to “RMB,” “Renminbi” and “¥” are to the legal currency of China and all references to “USD,” “U.S. dollars,” “dollars,” and “$” are to the legal currency of the United States.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader unless otherwise noted, all translations made in this prospectus are based upon a rate of RMB 6.8372 to US$1.00, which was the exchange rate on December 31, 2009.

Unless otherwise stated, we have translated balance sheet amounts with the exception of equity at December 31, 2009 at ¥6.8372 to $1.00 as compared to ¥6.8542 to $1.00 at December 31, 2008. We have stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended December 31, 2009 and the year ended December 31, 2008 were ¥6.84088 and ¥6.96225, respectively. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On June 30, 2010, the interbank rate was ¥6.8086 to $1.00. See “Risk Factors – Fluctuation of the Renminbi could materially affect our financial condition and results of operations” for discussions of the effects of fluctuating exchange rates on the value of our common shares. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this prospectus follows English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Hanying Li”, even though, in Chinese, her name would be presented as “Li Hanying.”

Unless otherwise indicated, all information in this prospectus assumes:

•	no person will exercise any outstanding options; and

•	the sale of 2,000,000 common shares, the maximum shares offered in this offering.

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth, China’s demand for pork products and China’s hog industry. We did not, directly or indirectly, sponsor or participate in the publication of such materials.

In particular, we have relied on the 2010 Global Agricultural Information Network Livestock and Products Semi-Annual report from the United States Food and Drug Administration’s Foreign Agricultural Service and China’s Agricultural and Economic Data National Data website for information regarding anticipated changes in China’s hog industry. We have relied on the New South Wales Department of Primary Industries for guidance on hog breed characteristics. We have relied on a variety of publicly available news available on www.thepigsite.com for current developments in China’s hog industry.

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PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying common shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements.

Our Company

Our company is in the business of research and development, raising, breeding and selling hogs in the People’s Republic of China. Our efforts are focused on growing healthy, hearty hogs for sale for breeding and meat purposes. We operate our business through contractual arrangements between our wholly-owned subsidiary, WFOE and our variable interest entity, Fengze. We believe Fengze’s location in Hubei Province (“Hubei”) and our investment in breeding and farming technology position us well to reach these goals.

We entered the hog breeding and production business in 2005 when Fengze built its first hog farm. In this business, we mainly produce hogs for slaughter and sell breeding stock. Fengze currently owns and operates nine commercial farms in Wuhan city (“Wuhan”), the most recent of which began operating in May 2010. Fengze’s farms raise and sell hogs for both breeding and meat purposes. These farms, in the aggregate, have an annual production capacity of approximately 110,000 hogs (approximately 130,000 hogs once the ninth farm reaches full operating capacity). As to our ninth farm, Fengze has completed its first phase of construction, which will allow it to operate at a capacity of 10,000 hogs. We expect that Fengze will begin the second phase, which will bring total annual capacity to 20,000 hogs, later in 2010 after completion of this offering. At present, however, we have no commitment for capital expenditure for this second phase.

Fengze conducts genetic, breeding and nutrition research to improve its production capabilities. Fengze’s animal nutrition research consists of the research and development of biofeed premix (“premix”) for use in its hog farms. In coordination with a local institute, Fengze has developed this product to improve feed to meat conversion ratios, improve the health of our hogs and reduce our feeding costs

We currently derive substantially all of our revenues from hog farming. While we receive a nominal amount of revenue from the sale of hog waste products, it is not a current focus of our company. We anticipate in the future, however, that we may convert some waste products into other products such as manure and fish feed for sale. Finally, we are currently investigating the establishment of a vertically integrated chain culminating in retail locations to sell our pork products so that we may further benefit from our reputation for producing high-quality, low pollution and low-additive pork products. We believe we have developed a reputation for quality in our market by virtue of investing in technology to improve the health of our hogs by, for example, using temperature control to increase comfort and speed piglet rearing and creating a biofeed premix that has improved our success in growing hogs while reducing costs. We believe we have a reputation for low pollution by virtue of receiving a certificate of pollution-free agricultural product from Hubei province. We believe we have a reputation for low-additive pork products as a result of our biofeed premix, which allows us to reduce our reliance on antibiotics, and by efforts we have undertaken to reduce disease risks among our hogs that do not require chemicals, such as maintaining the geographic separation between Fengze’s farms and efforts to prevent cross-contamination. See “Our Business – Our Opportunity and Competitive Strengths.” While we do not have any agreements or commitments to do so, we anticipate opening a number of retail stores in Wuhan, China to feature our products. To the extent we determine to develop this retail store concept, we expect that we may need to acquire, construct or enter into agreements with slaughterhouses and pork processing plants in order to ensure that we are able to maintain the quality of our pork products from our farms to our retail stores.

Corporate Information

Our principal executive office is located at Suite F, 23rd Floor, Building B, Jiangjing Mansion, 228 Yanjiang Ave., Jiangan District, Wuhan City, Hubei Province, China 430010. Our telephone number is (+86) 27 8274 0726. Fax (+86) 27 8274 0906. We do not maintain a corporate website at this time.

Industry and Market Background

China is the world’s largest hog producing and pork consuming country. China has accounted for nearly half of both the world’s pork production and consumption for more than five years. Indeed, United Nations Food and Agricultural Organization statistics show that China has more hogs than the next 43 pork-producing countries combined. According to the U.S. Department of Agriculture, China is again expected to be the driving force behind global pork production and consumption in 2010.

China’s Demand for Pork

Not only does China consume more pork in the aggregate than any other country; Chinese per-capita pork consumption is among the highest in the world, as pork is China’s most popular meat. China consumes over 600 million pigs a year. While the average Chinese consumes approximately one-half of a pig per year, the average American consumes approximately one-third of a pig per year.

From 1990 through 2007, meat consumption in China doubled. In terms of meat consumption in China, beef accounts for approximately 9%, poultry for approximately 21% and pork for approximately 65% of total Chinese meat consumption, according to the National Statistics Bureau of China.

China’s 2010 projected per-capita pork consumption places it behind the European Union but ahead of the United States. China’s pork consumption has more than quadrupled since 1981. Consumption of pork in China has grown from 31.19 kilograms in 2000 to an estimated 37.50 kilograms per person in 2010. During the same period in America, per capita consumption decreased from 29.9 kilograms in 2000 to an estimated 27.6 kilograms per person in 2010.

The USDA Foreign Agricultural Service in March 2010 projected that Chinese total pork consumption in 2010 will rise nearly four percent to approximately 50.56 million metric tons, which follows a five percent increase in 2009.

Year	Tons of Pork Consumed	Year	Tons of Pork Consumed	Year	Tons of Pork Consumed
1981	11,718,000	1991	24,255,000	2001	40,370,000
1982	12,488,000	1992	26,236,000	2002	41,015,000
1983	12,913,000	1993	28,394,000	2003	42,113,000
1984	14,174,000	1994	31,867,000	2004	43,010,000
1985	16,284,000	1995	36,382,000	2005	45,139,000
1986	17,767,000	1996	31,447,000	2006	46,051,000
1987	18,149,000	1997	35,776,000	2007	42,726,000
1988	20,006,000	1998	38,694,000	2008	46,413,000
1989	21,025,000	1999	39,970,000	2009	48,732,000
1990	22,573,000	2000	39,581,000	2010 (estimate)	50,560,000

The 2010 projection is based on the following factors:

•	strong consumer preference for pork as the meat of choice in China;

•	projected economic growth in 2010 of nearly 9% over 2009;

•	relatively low pork prices; and

•

large numbers of migrant workers (mostly farmers) who lost their city jobs in 2008 and returned to the farm, as they returned to urban areas in 2009 and 2010, again becoming consumers of pork rather than producers.

China’s Supply of Pork

China’s production of pork has more than quadrupled since 1981. According to USDA statistics and estimates, China is projected to produce approximately 50.6 million metric tons of pork in 2010.

Year	Tons of Pork Produced	Year	Tons of Pork Produced	Year	Tons of Pork Produced
1981	11,884,000	1991	24,523,000	2001	40,517,000
1982	12,718,000	1992	26,353,000	2002	41,231,000
1983	13,161,000	1993	28,544,000	2003	42,386,000
1984	14,447,000	1994	32,048,000	2004	43,410,000
1985	16,547,000	1995	36,484,000	2005	45,553,000
1986	17,960,000	1996	31,580,000	2006	46,505,000
1987	18,349,000	1997	35,963,000	2007	42,878,000
1988	20,176,000	1998	38,837,000	2008	46,205,000
1989	21,228,000	1999	40,056,000	2009	48,890,000
1990	22,808,000	2000	39,660,000	2010 (estimate)	50,600,000

As a result of imports of pork products, China’s total supply of pork has recently exceeded its production. From 1981 through 1994, Chinese production and total supply have been essentially equal, according to USDA statistics and estimates. From 1995 through 2010 (estimated), China has had a total supply of pork that exceeds its production by the amounts in the following table. For example, in 1995, total pork supply in China was approximately 36,487,000 metric tons, which exceeded domestic pork production of 36,484,000 by approximately 3,000 metric tons. Because China exports pork to other countries, the following table should not be interpreted as the amount of pork imported, which may be higher in each year presented.

Year	Tons of Pork Supply Exceeding Production	Year	Tons of Pork Supply Exceeding Production
1995	3,000	2003	124,000
1996	2,000	2004	137,000
1997	14,000	2005	88,000
1998	60,000	2006	90,000
1999	57,000	2007	198,000
2000	65,000	2008	431,000
2001	76,000	2009	194,000
2002	91,000	2010 (estimate)	320,000

The Chinese government seeks to balance supply and demand by setting goals for swine and productive sow inventories. In 2009, the national end-of-year swine and productive sow inventories rose approximately 1.32% and 0.64%, respectively, to approximately 469 million and 49.1 million head from 2008, both of which were higher than target levels. Current Chinese government guidance is for swine inventory to 410 million head, with productive sows accounting for not more than 10% of this amount. According to the Ministry of Agriculture, 2009 actual inventories exceeded all of these guidelines.

Month	Total Hogs	Productive Sows	Hogs per Sow
January	456,160,000	50,100,000	10.98
February	445,940,000	49,870,000	11.18
March	448,610,000	49,420,000	11.02
April	454,890,000	49,220,000	10.82
May	453,250,000	48,800,000	10.77
June	447,200,000	48,300,000	10.80
July	450,060,000	48,060,000	10.68
August	458,160,000	48,160,000	10.51
September	465,160,000	48,400,000	10.41
October	469,210,000	48,750,000	10.39
November	465,900,000	48,700,000	10.45
December	469,000,000	49,100,000	10.47

The USDA Foreign Agricultural Service expects that China’s efforts to reduce its inventories to desired levels may be difficult because current sow inventory is considered more productive than it was at the same time the previous year, as hog farmers increased slaughter of old and low-yield sows in late 2008 and early 2009 before pork prices began to fall. As a result, China’s current sow supply is expected to be comparatively productive.

Because of increases in Chinese pork production in 2009 and Chinese bans of U.S. pork and live swine after April 27, 2009 as a result of human cases of A-H1N1 influenza, Chinese pork imports decreased by roughly one-third in 2009 to approximately 650,000 metric tons, or approximately 1.2% of China’s total pork supply. The USDA Foreign Agricultural Service currently expects Chinese imports of pork to recover in 2010 despite increased production in China as a result of a stronger Chinese economy in 2010. Chinese live hog imports are expected by the USDA Foreign Agricultural Service to be approximately 5,000 in 2010.

The USDA expects Chinese pork exports in 2010 to increase by approximately 3% to 240,000 metric tons as a result of increased demand in export markets. Hong Kong accounts for approximately one half of China’s pork exports. Total live hog exports from China are expected to increase by nearly 4% in 2010 to approximately 1.78 million hogs.

Pricing Considerations

While the average price for pork has steadily increased, there have been several recent developments that affected both the supply of hogs and the price of pork. In particular, in 2007, tens of millions of pigs were killed in China as a result of Blue Ear disease, which resulted in inflation in pork prices, particularly as it followed 2006, when pork prices dropped. The following chart, derived from U.S. Department of Agriculture statistics, shows the effective price of hogs in China, assuming a nominal 1984 price of $100.

Year	Price ($)	Year	Price ($)	Year	Price ($)
1984	100	1992	103	2000	85
1985	121	1993	122	2002	98
1986	126	1994	177	2003	101
1987	124	1995	179	2004	116
1988	179	1996	119	2005	110
1989	166	1997	113	2006	88
1990	103	1998	91	2007	132
1991	90	1999	71	2008	191

More recently, prices began to drop in 2009 to such a level that the central government implemented a policy designed to set a price floor for pork. This price drop occurred as a result of oversupply of hogs in 2008. In particular, the number of sows on hand reached approximately 48.6 million, well above the national macroeconomic target of 41 million. As a result of this drop in pork prices below a level at which farmers could receive adequate returns, the Chinese central government implemented a policy to repurchase pork for state reserves in if the ratio of pork price to grain price falls below 6 to 1 for four weeks. On June 13, 2009, China’s Ministry of Commerce

(“MOFCOM”), together with China’s Ministry of Finance and the National Development and Reform Commission (“NDRC”), started the purchase and reserve of domestic frozen pork to set the processing enterprises and the purchase and reserve prices. In June 2009, the central government announced a purchase of 120,000 metric tons, after which purchase prices increased immediately. In late February 2010, the ratio fell below 6:1 and remained there through April 2010. On April 16, 2010, CCTV reported that a few local governments had begun to purchase pork for government reserves in order to bolster prices and improve farmer returns. Although this purchasing policy has resulted in the temporary stabilization of pork prices, there is no guarantee that the policy will be maintained.

We expect that an immediate termination of this policy might result in material decreases in the price of pork (and, as a result, meat and breeder hogs) and might then lead to underproduction if prices dropped below an economically feasible level for farmers. Nevertheless, as food costs make up approximately one-third of Chinese inflation figures according to a recent Wall Street Journal article, we also believe that the Chinese government is likely to move deliberately in implementing any changes to this stabilization policy. China’s current policies seek to balance the goal of making pork affordable to typical consumers against the need to ensure that hog farming remains a viable business in China.

China’s Hog Industry

China’s hog industry is in the midst of a transition from a large number of small household farms to larger, more commercial farms. Meat hog production in the PRC is currently dominated by backyard farms (those that sell 5-10 hogs annually) and small farms (those that sell less than 100 hogs annually). Farms that sell less than 100 hogs per year comprise approximately 75% of the hog farms in China and account for approximately one-third of the hogs sold annually in China. These farms sell their products to local rural markets. Farms that sell between 100 and 500 head a year account for 21% of China’s hog farms and approximately one-third of the hogs sold annually in China. Farms that sell between 500 and 3,000 hogs represent less than 3% of China’s hog farms but account for approximately 19% of the hogs sold in China. Those that sell more than 3,000 hogs annually account for less than one-half of a percent of all hog farms but sell more than 15% of China’s hogs annually.

According to the USDA, China’s hog industry has transitioned toward larger commercial farms partly as a result of government efforts to encourage such growth. In 2009, the Chinese government gave subsidies worth approximately $366 million to invest in larger farms, $95 million to subsidize high-quality breeding swine and $307 million to large hog-producing counties. These subsidies have resulted in a shift toward larger farms, which benefit disproportionately from such incentives.

Our Geographic Market

Fengze’s farms are located in Wuhan city, which is the capital of and largest city in Hubei.

Hubei Province

Hubei is a centrally located province with more than 60 million residents, giving it approximately the same population as Italy. Hubei houses thirteen prefecture-level cities that range in population from approximately 300,000 to over 8 million residents. Its 2008 gross domestic product (“GDP”) was approximately $163 billion dollars, slightly more than Hungary’s gross domestic product.

The main pork-producing areas in China, with 80 percent of the country’s output, consist of the Yangtze River valley, Central China, Northeast China and the Guangxi/Guangdong area. Within these regions Sichuan province, Henan province, Hubei province and Shandong province specialize in hog production.

Due to its central location, Hubei is well-known in China for the adaptability of its breeder hogs. Breeder hogs from the southern part of China tend not to tolerate the cold weather in northern China; similarly, breeder hogs from the northern part of China tend not to tolerate the heat of southern China. We have found that breeder hogs raised in Hubei tend to adapt well to variations in both the north and south of China.

Wuhan City

Wuhan is the capital and largest city in Hubei. More than 9.7 million people live in Wuhan’s 13 districts, including more than 6.6 million in the urban center. Wuhan is one of China’s ten largest cities, and it is considered an important center for economy, trade, finance, transportation, information technology, and education in Central China. In 2008, the United States opened a Consulate General in Wuhan, its first new diplomatic post in China in more than 20 years, in recognition of the increasing economic, educational, political, cultural, and commercial importance of Central China.

The world’s third largest river, the Yangtze, meets with the Hanshui River in Wuhan, providing a strategic location for the city. The geographical location has also contributed to the city’s role as the industrial, financial and commercial centre of inland China. Wuhan is located less than 800 miles from Shanghai, Beijing, Guangzhou, Tianjin, Chongqing and Xi’an, some of China’s largest cities. In addition, Wuhan is within 400 miles of several secondary cities such as Changsha (capital of Hunan province), Zhengzhou (capital of Henan province), Nanchang (capital of Jiangxi province), Luoyang and Jiujiang.

Wuhan’s GDP accounts for more than one-third of the total in Hubei. Compared nationally, both Hubei and Wuhan’s GDP growth rates have been higher than the national average. Wuhan’s per-capita disposable income rate has grown at an average rate of more than 10% per year from 1997 through 2008.

Wuhan’s government was one of the first local governments to provide economic incentives to hog farms that reached certain production levels. Farms located within Wuhan prefecture that reach an annual production capacity of 10,000 hogs are eligible for a one-time grant of RMB 1.5 million (approximately $219,388). When a farm reaches 20,000 hog capacity, it is eligible for a grant of RMB 3 million (approximately $438,776), including any previous grant it received when its capacity reached 10,000 hogs. These policies have resulted in the acquisitions and mergers of local farms and the construction of new, higher capacity farms in Wuhan.

We have benefitted from such grants and subsidies. In particular, Fengze received (a) one-time subsidies for pig farm construction of $164,452 and $161,586 during 2009 and 2008, respectively; (b) $33,621 and $28,726 on recurring breeder hog subsidies from the government in 2009 and 2008, respectively; and (c) $16,445 and $50,271 non-recurring sewage subsidies (for building a biogas pond in which to store waste) from the government in 2009 and 2008, respectively. In addition, Fengze was not required to pay income tax for 2009 and 2008.

Our Opportunity and Competitive Strengths

We believe our experience in operating commercial hog farms in Wuhan provides us an opportunity to compete as China continues to concentrate hog farming in larger commercial operations. Fengze currently operates nine full-service hog farms that raise 10,000 or 20,000 hogs each. The ninth farm commenced operations in May 2010 and is in the process of reaching an operating capacity of 20,000 hogs. At present, the ninth farm has over 300 breeder hogs, which will increase to over 1,200 breeder hogs by the time it reaches capacity. We have received a variety of government incentives and recognitions for our operations to date and believe our knowledge of the hog industry in Wuhan positions us well to continue to compete in our market.

We believe the following strengths differentiate us from our competitors in our market in China:

•	Fengze is one of the largest commercial hog farming companies in Wuhan and Hubei, and only two other farming companies in Hubei have annual production capacities of 100,000 or more hogs;

•	Fengze has invested in technology designed to improve the health and quality of our hogs;

•	Fengze has developed a premix in cooperation with a local research institute that we have used to improve our hogs’ health while decreasing our costs in raising our hogs and keeping them healthy;

•	we benefit from economies of scale as a result of operating multiple similarly-sized commercial farms;

•	Fengze’s farms are separated from each other, reducing the likelihood of spreading an epidemic among our hogs at different farms;

•	Fengze has attained several awards in recognition of our efforts to improve our hogs’ living conditions, reduce reliance on chemical feed additives and decrease pollution; and

•	we are dedicated to continuing to research ways to improve our operations, from nutrition to breeding and other farming methods.

Our Strategies

We plan to grow our position as one of Wuhan’s largest hog farming companies. We intend to achieve this goal by implementing the following strategies:

•	increase hog production capacity by upgrading our genetic breeding base;

•	acquire and/or construct new purebred and crossbred hog farms;

•	develop a sow replacement program to continually replace less-productive sows with more productive ones;

•	leverage our research capabilities to breed superior breeding hogs that can be supplied to our farms and sold to other breeder farms;

•	develop revenue opportunities for our farms’ waste products;

•	continue to strengthen our brand image in order to position our company to command a premium for meat products if and when we open retail operations; and

•	investigate expansion into retail chains, slaughterhouses and meat processing plants.

Our Challenges and Risks

We believe our primary challenges are:

•	we currently have a single industry focus;

•	there are uncertainties in our development, introduction and marketing of new pork products;

•	we must actively recruit, train and retain skilled technical and sales personnel;

•	we face competition from existing competitors and new market entrants;

•	we must protect our trade secrets and other valuable intellectual property regarding our premix;

•	we are subject to fluctuations in the prices of the raw materials we require for our premix;

•	we may be unable to capitalize on opportunities to acquire new facilities or pursue new business opportunities; and

•

we rely principally on dividends paid by our PRC operating subsidiary, WFOE, and our PRC affiliate, Fengze, to fund cash and financing requirements, and there are PRC laws restricting the ability of these entities from paying dividends or making other distributions to us.

In addition, we face risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects. Thus, you should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our common shares.

Our Corporate Structure

Overview

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of HCS, our wholly owned subsidiary in Hong Kong. HCS, in turn, owns all of the outstanding capital stock of WFOE, our operating subsidiary based in Wuhan, China. WFOE has entered into control agreements with all of the owners of Fengze, which agreements allow WFOE to control Fengze. Through our ownership of HCS, HCS’ ownership of WFOE and WFOE’s agreements with Fengze, we control Fengze.

Corporate History – Fengze

Fengze was organized by our chief executive officer, Ms. Hanying Li, as a limited liability company in 2005 with a registered capital of RMB 1,160,000 (approximately $169,660), when Ms. Li, began to build her first hog farm. Fengze finished building this farm and began to operate it in 2005. In 2006, Fengze acquired long-lived assets and inventory of five additional hog farms in purchases from separate sellers. In 2008, Fengze built one additional hog farm and acquired long-lived assets and inventory of one other farm. In 2009 and 2010, Fengze has engaged in constructing its ninth hog farm and has completed its first phase of construction, reaching a capacity of 10,000 hogs, half of its expected ultimate capacity. At present, Fengze operates three hog farms with an annual capacity of 20,000 hogs each and six hog farms with an annual capacity of 10,000 hogs (one of which is expected to reach an annual capacity of 20,000 hogs upon completion of its second phase of construction, which is expected to begin later in 2010). As Fengze has continued to grow, it has increased its registered capital to RMB 30,160,000 (approximately $4,411,162).

Corporate History – WFOE, HCS and Tianli

We formed WFOE, HCS and Tianli in 2005, 2009 and 2009, respectively, in anticipation of registering the common shares of Tianli in an initial public offering. In connection with the formation of Tianli, HCS and WFOE, we caused WFOE to become the wholly-owned foreign entity of HCS as of January 2010 and to enter into certain control agreements with Fengze and its shareholders, pursuant to which we, by virtue of our ownership of HCS and HCS’ ownership of WFOE, control Fengze. Prior to January 2010, WFOE was not an operating entity and did not have any assets or engage in any operations prior to being acquired. Our chief executive officer and her family owned WFOE prior to its acquisition by HCS.

Control Agreements

We conduct our business in China through our subsidiary, WFOE. WFOE, in turn, conducts it business through Fengze, which we consolidate as a variable interest entity. WFOE and Fengze operate in connection with a series of control agreements, rather than through an equity ownership relationship.

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in hog breeding businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. On December 1, 2009, to protect the Company’s shareholders from possible future foreign ownership restrictions, Fengze and all of the shareholders of Fengze entered into an Entrusted Management Agreement, Exclusive Option Agreement, Shareholders’ Voting Proxy Agreement and Pledge of Equity Interest Agreement (collectively, the “Control Agreements”) with WFOE in return for ownership interests in Tianli. Through the formation of Tianli as a holding company, Fengze investors now own 93% of the common shares of Tianli. The remaining 7% of Tianli’s common shares belong to other investors. Tianli, in turn owns 100% of the equity of HCS, which owns 100% of the equity of WFOE.

WFOE, Fengze and each of the shareholders of Fengze entered into the Control Agreements. Through the Control Agreements, we can substantially influence Fengze’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these Control Agreements, which enable us to control Fengze and cause WFOE to absorb 100% of the expected losses and gains of Fengze, we are considered the primary beneficiary of Fengze. Accordingly, we consolidate Fengze’s operating results, assets and liabilities in our financial statements. For a description of these contractual arrangements, see “Our Corporate Structure—Contractual Arrangements with Fengze and Fengze’s Shareholders.”

Our current corporate structure is as follows:

Equity interest

Contractual arrangements including Entrusted Management Agreement and Exclusive Option Agreement. For a description of these agreements, see “Corporate Structure— Contractual Arrangements with Fengze and Fengze’s Shareholders.”

Contractual arrangements including Exclusive Option Agreement, Shareholders’ Voting Proxy Agreement and Pledge of Equity Interest Agreement. For a description of these agreements, see “Corporate Structure— Contractual Arrangements with Fengze and Fengze’s Shareholders.”

The Offering

Shares Offered:	Minimum: 1,667,000 common shares Maximum: 2,000,000 common shares

Shares Outstanding Prior to Completion of Offering:	8,125,000 common shares

Shares to be Outstanding after Offering:	Minimum: 9,792,000 common shares Maximum: 10,125,000 common shares

Offering Price per Share:	$6.00

Gross Proceeds:	Minimum: $10,002,000 Maximum: $12,000,000

Proposed NASDAQ Global Market Symbol:	“OINK” (CUSIP No. G8883T 104)

Transfer Agent:	Computershare Trust Company, N.A. 250 Royall Street, Canton, Massachusetts 02021

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our common shares.

Closing of Offering:	The offering contemplated by this prospectus will terminate upon the earlier of: (i) a date mutually acceptable to us and our placement agent after the minimum offering is sold or (ii) July 31, 2010. If we complete this offering, net proceeds will be delivered to our company on the closing date (such closing date being the above mutually acceptable date on or before July 31, 2010, provided the minimum offering has been sold). We will not complete this offering unless our application to list on the NASDAQ Global Market is approved. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China, which may take as long as six months in the ordinary course. If we complete this offering, then on the closing date, we will issue shares to investors and placement agent warrants to our placement agent exercisable at a rate of one warrant per share to purchase up to 10% of the aggregate number of common shares sold in this offering.

Principal Purposes for Use of Net Proceeds of Offering:

•  Construction and/or acquisition of hog farms to increase capacity by approximately 40,000 hogs in the aggregate

•  Purchase/Import purebred hogs for breeding stock

•  Establish retail shops in Wuhan city

•  Working capital

•  Sarbanes-Oxley compliance-related professional fees

Placement

We have engaged Anderson & Strudwick, Incorporated to conduct this offering on a “best efforts, minimum/maximum” basis. The offering is being made without a firm commitment by the placement agent, which has no obligation or commitment to purchase any of our common shares. Our placement agent is required to use only its best efforts to sell the securities offered. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our placement agent after which at least 1,667,000 common shares are sold or (ii) July 31, 2010. Until we sell at least 1,667,000 common shares, all investor funds will be held in an escrow account at SunTrust Bank, Richmond, Virginia. If we do not sell at least 1,667,000 common shares by July 31, 2010, all funds will be promptly returned to investors (within one business day) without interest or deduction. If we complete this offering, net proceeds will be delivered to our company on the closing date. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China, which may take as long as six months in the ordinary course. None of our officers, directors or affiliates may purchase shares in this offering. If we complete this offering, then on the closing date, we will issue shares to investors and placement agent warrants to our placement agent exercisable at a rate of one warrant per share to purchase up to 10% of the aggregate number of common shares sold in this offering.

We have agreed with our placement agent to value our company based on a multiple of approximately 6.5 times our targeted after-tax earnings for the year ending December 31, 2010, subject to the terms of a Make-Good Escrow Agreement to be executed before effectiveness of this registration statement. Although we do not currently pay any taxes on our income, we refer to this amount as our targeted 2010 audited net after-tax income to reflect our and our placement agent’s intention that the targeted amount will be net of any taxes that may apply to our company during 2010. If we are unable to achieve these targeted after-tax earnings, then there is a risk that our company would be considered overvalued based on this multiple. In order to mitigate some of this risk, certain shareholders of our company, Hanying Li and Bihong Zhang, have agreed to place, on a prorated basis, that number of beneficially owned common shares into escrow that is equal to 50% of the maximum number of shares to be sold in this offering. Upon closing of this offering, the escrow agent will return any shares in excess of 50% of the actual number of shares sold in the offering. Such escrowed shares are referred to as the “Make-Good Shares.” The Make-Good Shares will remain in escrow with SunTrust Bank or another bank acceptable to our placement agent pending the filing of our company’s Form 10-K for the year ending December 31, 2010.

To the extent our audited after-tax earnings per share for the year ending December 31, 2010 are less than $0.7407, excluding any expenses associated with releasing the Make-Good Shares back to the original owners as described below, our company will redeem and cancel, pro rata, the Make-Good Shares without any additional consideration to the extent necessary to cause our audited after-tax earnings per share to be equal to $0.7407. For purposes of calculating this amount, we will divide our audited after-tax earnings for 2010 by the number of shares issued and outstanding immediately after completion of this offering, whether or not the actual or weighted number of shares for 2010 varies from that number. We cannot guarantee that we will be able to redeem a sufficient number of Make-Good Shares to increase audited after-tax earnings per share to $0.7407 if our company either has low net income or any net losses in 2010.

Any remaining Make-Good Shares will be released from escrow to our initial shareholders upon the earlier of (i) one (1) business day after the termination of this offering without closing or (ii) thirty (30) calendar days after the filing of the Form 10-K for the year ending December 31, 2010 after redeeming any Make-Good Shares. Additionally, notwithstanding any other terms of the Make-Good Escrow, if our shares trade at or above 2.5 times the price of this offering for a period of five trading days within a ten day trading period, the Make-Good Escrow will terminate and the Make-Good Shares will be released to the initial shareholders. Any delay in redeeming the Make-Good Shares will delay the release of such remaining Make-Good Shares from escrow.

We believe the Make-Good Escrow arrangement benefits the shareholders of our company (other than those who may forfeit shares without consideration) because it is designed to increase the likelihood that our company will achieve the after-tax earnings per share upon which our valuation is based. To the extent Make-Good Shares are redeemed without cost, the after-tax per-share earnings will increase for all remaining outstanding shares. While we believe the Make-Good Escrow arrangement is a benefit to our shareholders, we may be unable to redeem enough Make-Good Shares to reach our targeted 2010 after-tax earnings per share. This could occur if we either have net losses or substantially lower than anticipated earnings. If this were to happen, our audited after-tax earnings after redemption of the Make-Good Shares could be less than $0.7407 per share. See “Risk Factors – A redemption of Make-Good Shares may be insufficient to cause our company to achieve targeted earnings and may reduce our management’s involvement and stake in our company.”

Placement Agent’s Warrants

In connection with this offering, we will, for a nominal amount, sell our placement agent warrants exercisable at a rate of one warrant per share to purchase up to ten percent of the shares sold in the offering. These warrants are exercisable for a period of five years from the effective date of this offering at a price equal to 120% of the price of the shares in this offering. If we complete the maximum offering, then on the closing date we will issue 200,000 warrants to the placement agent to purchase one common share each. During the term of the warrants, the holders thereof will be given the opportunity to profit from a rise in the market price of our common shares, with a resulting dilution in the interest of our other shareholders. The terms on which we could obtain additional capital during the life of these warrants may be adversely affected because the holders of these warrants might be expected to exercise them when we are able to obtain any needed additional capital in a new offering of securities at a price greater than the exercise price of the warrants. If the placement agent exercises all of its warrants, we would have between 1.7% (minimum offering) and 1.98% (maximum offering) more shares outstanding after the placement agent’s warrant exercise than at the conclusion of the offering, assuming no other issuances (including any issuances under the share incentive plan). See “Placement.”

Summary Financial Information

In the table below, we provide you with summary financial data of our company. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the three months ended March 31, 2010	For the fiscal year ended December 31,
		2009	2008
	(Unaudited)
Total Sales	$4,469,944	$12,550,533	$7,197,091
Income from Operations	1,685,906	4,372,496	2,097,523
Net Other Income (Expense)	(12,228)	153,467	189,580
Net Income attributable to Tianli	1,673,678	4,525,963	2,287,103
Other Comprehensive Income attributable to Tianli	2,002	22,314	261,381
Comprehensive Income attributable to Tianli	1,675,680	4,548,277	2,548,484
Pro Forma Basic and Diluted Earnings per Share (based on 8,125,000 Tianli shares outstanding, on each of March 31, 2010 and December 31, 2009 and 2008) (1)	0.21	0.56	0.28

	March 31, 2010	December 31,
		2009	2008
	(Unaudited)
Total Assets	$16,249,089	$16,004,835	$10,890,561
Total Current Liabilities	1,916,487	3,347,913	2,781,916
Tianli Shareholders’ Equity	14,332,602	12,656,922	8,108,645
Total Liabilities and Shareholders’ Equity	16,249,089	16,004,835	10,890,561

(1)

We have presented pro forma earnings per share in Tianli after giving retroactive effect to the reorganization of our company that was completed January 27, 2010, upon final approval of the ownership change by the Wuhan Administrator for Industry and Commerce. This information is pro forma because the 8,125,000 Tianli shares did not exist prior to formation of Tianli in fiscal 2009.

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to Our Industry

If there are any interruptions to or a decline in the amount or quality of our live pigs or swine feed components, our production or sales could be materially and adversely affected.

Live pigs and swine feed components are the principal raw materials used in our production. Fengze generally breeds and raises its own pigs and infrequently purchase new breeding stock from third parties. Fengze purchases all of its swine feed components from a number of third-party suppliers. These third-party suppliers may not continue to be able to supply Fengze’s demand for live pigs and swine feed components to satisfy Fengze’s present and future production needs. The supply of breeding stock may be affected by outbreaks of diseases or epidemics. These suppliers may not be able to provide live pigs or swine feed components of sufficient quality to meet Fengze’s quality control requirements. Any interruptions to or decline in the amount or quality of live pigs or swine feed component supply could materially disrupt Fengze’s production and adversely affect our business. We are vulnerable to further increases in the price of raw materials (particularly of swine feed components and occasionally live hogs) and other operating costs, and we may not be able to entirely offset these increasing costs by increasing prices. If we are unable to entirely offset these increases by raising prices, our profit margins and financial condition could be adversely affected.

If the pork market in the PRC does not grow as we expect, our results of operations and financial condition may be adversely affected.

We believe pork products have strong growth potential in the PRC and, accordingly, we have continuously acquired new farms and increased our sales of breeding and meat hogs. However, the market for pork products in the PRC has grown in recent years due to the increased wealth of the average resident of China, which has been the result of double-digit annual growth in the Chinese economy. Due to the worldwide recession, the growth of the Chinese economy slowed in 2009. More recently, the Chinese government implemented a purchasing program to support the price of pork due to a supply in excess of demand. If the pork market in the PRC does not grow as we expect, our business may be harmed, we may need to adjust our growth strategy, and our results of operation may be adversely affected.

We may be unable to maintain our profitability in the face of a consolidating retail environment in the PRC.

Fengze sells substantial amounts of our hogs to slaughterhouses, which sell both to smaller retailers and also to supermarkets and large retailers. The supermarket and food retail industry in the PRC has been, and is expected to continue, undergoing a trend of development and consolidation.

As the supermarket and food retail industry continue to consolidate and retail customers grow larger and become more sophisticated, they may demand lower pricing and increased promotional programs from our slaughterhouse customers, which may demand lower prices from us. If Fengze fails to maintain good relationships with our slaughterhouse customers or if Fengze lowers prices in response to pressure from customers and is unable to increase the volume of hogs sold, our profitability could decline.

A failure to comply with increasingly stringent environmental regulations and related litigation could result in penalties, damages and adverse publicity for our business.

Our operations and properties are subject to extensive and increasingly stringent laws and regulations pertaining to, among other things, the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Failure to comply with any laws and regulations and future changes to them may result in consequences to us, including civil and criminal penalties, liability for damages and negative publicity.

Fengze has incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. We typically expend approximately $150,000 to construct biogas ponds to store hog waste from each hog farm we build. After construction of the biogas pond, our ongoing expenses to comply with such regulations are minimal. Because we do not have any commitments, agreements or obligations in place to purchase any additional hog farms, we do not currently anticipate constructing any biogas ponds in the near future and thus have not reserved any amounts for environmental compliance. If, however, we were to build a farm, we would expect to spend approximately $150,000 in connection with such farm for environmental compliance purposes. We cannot assure you that additional environmental issues will not require currently unanticipated investigations, assessments or expenditures, or that requirements applicable to us will not be altered in ways that will require us to incur additional costs.

The hog farming industry in the PRC is subject to extensive government regulation, which is still evolving and could adversely affect Fengze’s ability to sell products in the PRC or could increase our production costs.

Our industry in the PRC is regulated by a number of governmental agencies, including primarily the Ministry of Agriculture, the Ministry of Commerce, the Ministry of Health, the General Administration of Quality Supervision, Inspection and Quarantine and the State Environmental Protection Administration. These regulatory bodies have broad discretion and authority to regulate many aspects of the hog farming industry in the PRC, including, without limitation, setting hygiene and quality standards. In addition, the regulatory framework in the PRC is still in the process of being developed. If the relevant regulatory authorities set standards with which Fengze is unable to comply or which increase production costs and hence prices so as to render Fengze’s products non-competitive, Fengze’s ability to sell products in the PRC may be limited.

The hog farming industry in the PRC may face increasing competition, as well as increasing industry consolidation, which may affect our market share and profit margin.

The hog farming industry in the PRC is highly competitive. Wuhan has 68 farms with an annual production capacity of at least 10,000 hogs and 21 farms (not including the 68 previously mentioned farms) with an annual production capacity of at least 20,000 hogs. Hubei as a whole (including the previously mentioned farms) has 435 hog farms with annual production capacity of 10,000 or more hogs. In addition, the evolving government regulations in relation to the hog farming industry has driven a trend of mergers and acquisitions through the industry, with smaller farms unable to meet the increasing costs of regulatory compliance and ineligible for preferential government subsidies and therefore at a competitive disadvantage. We believe that our ability to maintain our market share and grow our operations within this landscape of changing and increasing competition is depends largely upon our ability to distinguish our hogs from our competitors’ hogs.

We cannot assure you that our current or potential competitors will not develop hog farming technology of a comparable or superior quality to ours, or adapt more quickly than we do to evolving consumer preferences or market trends. In addition, our competitors may merge or form alliances among farms to achieve a scale of operations which would make it difficult for us to compete. Increased competition may also lead to price wars, which may adversely affect our market share and profit margin. We cannot assure you that we will be able to compete effectively with our current or potential competitors.

The outbreak of animal diseases could adversely affect our operations.

An occurrence of serious animal diseases, such as foot-and-mouth disease, Blue Ear disease, or any outbreak of other epidemics in the PRC affecting animals might result in material disruptions to our operations, material disruptions to the operations of our customers or suppliers, a decline in our industry or slowdown in economic growth in the PRC and surrounding regions, any of which could have a material adverse effect on our operations and turnover. In 2007, tens of millions of pigs were killed in China as a result of Blue Ear disease, which resulted in inflation in pork prices and affected 25 of China’s 33 provinces. In early 2009, another outbreak of Blue Ear disease in Shanxi Province resulted in the death of over 1,000 hogs raised in 10 villages, as a result of poor outbreak management. China’s Ministry of Agriculture has warned that the risks of outbreaks may be increasing as a result of the emergence of new strains of diseases that affect livestock. While we take measures at each of our farms to prevent the spread of disease, there can be no assurance that our facilities or products will not be affected by an outbreak of this disease or similar ones in the future, or that the market for pork products in the PRC will not decline as a result of fear of disease. In either case, our business, results of operations and financial condition would be adversely and materially affected.

Outbreaks of swine flu could adversely affect our business, results of operations and financial condition.

An occurrence of a serious animal disease, such as swine influenza or H1N1 virus, a respiratory disease of pigs caused by influenza viruses, or any outbreak of other epidemics in the PRC affecting animals or humans might result in material disruptions to our operations, material disruptions to the operations of our customers or suppliers, a decline in the supermarket or food retail industry or slowdown in economic growth in the PRC and surrounding regions, any of which could have a material adverse effect on our operations and turnover. There have recently been over 1,000 confirmed human deaths from the H1N1 virus in China. On June 11, 2009, the World Health Organization (WHO) raised its flu alert level to level 6, which indicates a pandemic, although the WHO maintains that the severity of the pandemic is moderate. According to the U.S. Centers for Disease Control and Prevention, the H1N1 virus cannot be contracted by humans through eating properly-handled and cooked pork or pork products. In addition, our facilities have not been affected by the H1N1 virus. However, there can be no assurance that our facilities or products will not be affected by the H1N1 virus or similar influenzas in the future, or that the market for pork products in the PRC will not decline as a result of fear of such disease. If either case should occur, our business, results of operations and financial condition would be adversely and materially affected.

Consumer concerns regarding the safety and quality of food products or health concerns could adversely affect sales of our products.

Our sales performance could be adversely affected if consumers lose confidence in the safety and quality of our products. Consumers in the PRC are increasingly conscious of food safety and nutrition. Consumer concerns about, for example, the safety of pork products could discourage them from buying pork products and cause our results of operations to suffer.

We may be subject to substantial liability should the consumption of any pork products made from our hogs cause personal injury or illness and, unlike most food companies in the United States, we do not maintain product liability insurance to cover our potential liabilities.

The sale of food products for human consumption involves an inherent risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties or product contamination or degeneration, including the presence of foreign contaminants, chemical substances or other agents or residues during the various stages of the production process. While we are subject to governmental inspections and regulations, we cannot assure you that consumption of our products will not cause a health-related illness in the future, or that we will not be subject to claims or lawsuits relating to such matters.

Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertions that our products caused personal injury or illness could adversely affect our reputation with customers and our corporate and brand image. Unlike most food companies in the United States, but in line with industry practice in the PRC, we do not maintain product liability insurance. Furthermore, our products could potentially suffer from product tampering, contamination or degeneration or be mislabeled or otherwise damaged. Under certain circumstances, our products may be recalled. Even if a situation does not necessitate a recall, we cannot assure you that product liability claims will not be asserted against us as a result. A product liability judgment against us or a product recall could have a material adverse effect on our revenues, profitability and business reputation.

Fengze purchases many commodities that it uses for raw materials and packaging, and price changes for the commodities Fengze depends on may adversely affect our profitability.

Fengze enters into contracts for the purchase of raw materials at fixed prices, which are designed to protect it against raw material price increases during their term. However, when necessary, Fengze attempts to recover commodity cost increases by increasing hog prices and creating additional operating efficiencies. Nevertheless, the raw materials used in our premix are largely commodities that experience price fluctuations caused by external conditions and changes in governmental agricultural programs.

Fengze may not be able to maintain the necessary hog farming licenses.

Each province in the PRC requires hog farmers to obtain a license for each hog farm owned and operated in that province. Currently, all of Fengze’s hog farms are located in the city of Wuhan in Hubei province, and it has obtained a license to own and operate each of its hog farms. Fengze needs to maintain its licenses to operate its current hog farms. If we pursue acquisitions of other hog farms, we will need to obtain additional licenses to operate those farms. We have not yet applied for, nor have we obtained, all the licenses required to expand our hog farming and sales business throughout the PRC. Our future success in the hog farming industry depends on our ability to acquire such licenses and permits to expand our business.

Our hog farming business could be adversely affected by fluctuations in pork commodity prices.

The price at which Fengze sells hogs is directly affected by the supply and demand for pork products and other proteins in the PRC, all of which are determined by the constantly changing market forces of supply and demand as well as other factors over which we have little or no control. A downward fluctuation in the demand for pork may adversely impact our quarterly and annual results of operations for the hog farming business.

If Chinese government support of pork prices changes or terminates, the price of pork and, as a result, our operations could be materially harmed.

In 2005-2006 and again in 2009, the price of pork products fell due to depression in the market in the 2005-2006 and oversupply in 2009. While the price of pork increased in 2007 due to a disease epidemic that reduced the supply of hogs, the price in 2009 was only stabilized as a result of a new government program of purchasing pork products on the market to implement an effective floor price.

The Chinese government has established a national pork reserve program to balance the market demand of pork and to keep the pork price stable. If the pork price rises too quickly, the government may sell pork in the open market to slow the growth. If the pork price falls too quickly, the government may buy pork from the open market at a set price, to guarantee a minimum purchase price. As China’s most popular meat, pork forms a major component of China’s consumer price index. For this reason, the central government pays very close attention to fluctuations in pork prices. On one hand, the central government does not want pork to become unaffordable for the average consumer, which has led to citizen complaints in the past. On the other hand, China’s government has expressed an interest in ensuring that hog farmers have an incentive to continue to grow hogs to feed China’s demand for pork. A decrease in such an incentive could lead to a drop in hog production, which could in turn result in higher prices in future periods as pork becomes relatively scarcer.

Even though the central government currently supports an artificial floor price with its strategic pork reserves, there is no guarantee that this support will continue in the future. If such support decreases or is terminated, our industry could see fluctuations in the price of pork, which could dramatically affect our operations.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history. Fengze and WFOE were established in 2005, and HCS and Tianli were established in 2009. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets such as the growing market for pork products in the PRC. Some of these risks and uncertainties relate to our ability to:

•	offer additional food products to attract and retain a larger customer base;

•	attract additional customers and increased spending per customer;

•	increase awareness of our brand and continue to develop customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology to support additional research and development of new food products.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

In the last two years, the global economy has experienced a contraction, which has affected the availability of business and consumer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in the PRC, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds are not available from our operations. Disruptions in the credit and capital markets, as have been experienced since mid-2008, could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in the PRC. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets, similar to those that have been experienced since mid-2008, could result from uncertainty, changing or increased regulation, reduced alternatives or failures of financial institutions and could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, and reducing or eliminating discretionary uses of cash.

Continued market disruptions could cause broader economic downturns, which may lead to lower demand for pork products and increased likelihood that our customers will be unable to pay for our products. Further, bankruptcies or similar events by customers may cause us to incur bad debt expense at levels higher than historically experienced. These events would adversely impact our results of operations, cash flows and financial position.

Our operations are cash intensive and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We expend a majority of our cash sales to fund Fengze’s operations, principally to purchase the raw materials needed to raise hogs. We used approximately 62% and 66% of our cash sales in 2009 and 2008, respectively, to fund Fengze’s operations. Fengze’s suppliers typically require payment in full within 14 days after delivery, although some suppliers provide Fengze with credit. In turn, Fengze typically requires its customers to make payment in full on sale. Fengze does not deliver to its customers; instead, customers arrange for the transportation of hogs from Fengze’s farms after completion of the sale. We generally fund most of our working capital requirements out of cash flow generated from operations. If we fail to generate sufficient revenues from Fengze’s sales, or if we experience difficulties collecting our accounts receivable, we may not have sufficient cash flow to fund our operating costs and our profitability could be adversely affected.

Our operating results may fluctuate from period to period.

Our operating results have fluctuated from period to period and are likely to continue to fluctuate as a result of a wide range of factors, including seasonal variations in live pig supply and pork consumption. For example, demand for pork in general is relatively high before the Chinese New Year in January or February each year and lower thereafter. Our production and sales are generally lower in the summer due to a slight drop in meat consumption during the hot summer months. Interim reports may not be indicative of our performance for the year or our future performance, and period-to-period comparisons may not be meaningful due to a number of reasons beyond our control.

If WFOE is required to make a payment under its agreement to bear the losses of Fengze, our liquidity may be adversely affected, which could harm our financial condition and results of operations.

On December 1, 2009, WFOE entered into an Entrusted Management Agreement with Fengze. Pursuant to the Entrusted Management Agreement, WFOE agreed to bear the losses of Fengze. If Fengze suffers losses and WFOE is required to absorb all or a portion of such losses, WFOE will be required to seek reimbursement from Fengze. In such event, it is unlikely that Fengze will be able to make such reimbursement and WFOE may be unable to recoup the loss WFOE absorbed at such time, if ever. Further, under the Entrusted Management Agreement, WFOE may absorb the losses at a time when WFOE does not have sufficient cash to make such payment and at a time when we or WFOE may be unable to borrow such funds on terms that are acceptable, if at all. As a result, any losses absorbed under the Entrusted Management Agreement may have an adverse effect on our liquidity, financial condition and results of operations.

The loss of any of Fengze’s key customers could reduce our revenues and our profitability.

Fengze’s key customers are principally hog brokers, hog farmers and slaughterhouses in the PRC. For the years ended December 31, 2009 and 2008, sales to Fengze’s five largest customers amounted in the aggregate to approximately $6,193,688 and $3,480,513, respectively, accounting for approximately 49.35% and 48.36%, respectively, of our total revenue. We have not entered into long-term supply contracts with any of these major customers. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all.

During each of the years ended December 31, 2009 and 2008, respectively, Fengze had three customers that accounted for more than ten percent of our revenues:

Purchaser Name	Percentage of Revenues in Year ended December 31, 2009	Percentage of Revenues in Year ended December 31, 2008
Wuhan Mingxiang Meat Factory Co., Ltd.	11.98%	12.15%
Sanlian Wu (Purchasing Agent)	11.89%	11.37%
Zhenshun Tian (Purchasing Agent)	11.45%	11.03%

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

Our bank accounts are not insured or protected against loss.

Fengze and we maintain our cash with various banks and trust companies located in the PRC. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new breeding, nutrition and farming technologies and the enhancement of our existing products and technologies. In particular, we rely substantially on our chief executive officer, Ms. Hanying Li, and our chief financial officer, Mr. Bihong Zhang, to manage our operations.

We also depend on our key research personnel, Ming Li, for the development of new technology and products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

We compete for qualified personnel with other agricultural companies and research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We may not be able to adequately protect and maintain our intellectual property, trade secrets, and brand names.

We rely on a combination of trademark, trade secret, nondisclosure agreement and patent laws to protect our trade secrets and other valuable intellectual property and in particular, our premix formula. We currently have not applied for patents for our products or formulas, as our management believes an application for such patents would result in public knowledge of our proprietary technology and formulas. Our management has concluded that the risk of infringement of our proprietary technology in China in such a case outweighs the risk of being unable to protect our rights legally in China. Since we do not have patent protection for our technology or formulas, we may not be able to protect our rights to this intellectual property if our competitors discover or illegally obtain our technology or formulas. Our inability to protect our rights to this intellectual property may adversely affect our ability to prevent competitors from using our products and developments.

Our senior management lacks experience managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the British Virgin Islands.

Prior to the completion of this offering, Fengze has operated as a private company located in China. In connection with this offering, the senior management of Fengze formed Tianli in the British Virgin Islands, HCS in Hong Kong and caused WFOE to become Tianli’s subsidiary in the PRC. They also caused Fengze and WFOE to enter into certain agreements that gave Tianli effective control over the operations of Fengze by virtue of its ownership of HCS and HCS’ ownership of WFOE. In the process of taking these steps to prepare our company for this initial public offering, Fengze’s senior management became the senior management of Tianli. None of Tianli’s senior management has experience managing a public company or managing a British Virgin Islands company.

As a result of this offering, our company will become subject to laws, regulations and obligations that do not currently apply to it, and our senior management currently has no experience in complying with such laws, regulations and obligations. For example, Tianli will need to comply with the British Virgin Islands laws applicable to companies that are domiciled in that country. By contrast, such senior management is currently experienced in operating the business of Fengze in compliance with Chinese law. Similarly, by virtue of this offering, Tianli will be required to file quarterly and annual reports and to comply with U.S. securities and other laws, which may not have applied to Tianli prior to the offering. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on Tianli. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require senior management to devote time and resources to such efforts that might otherwise be spent on the operation of the business of hog farming.

We may not pay dividends.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares. Although we have achieved net profitability since 2006, we cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Fengze. See “Dividend Policy.”

Our growth strategy may prove to be disruptive and divert management resources, which could adversely affect our existing businesses.

Over the last four years, Fengze constructed or acquired seven new farms in Wuhan, which increased its capacity by an aggregate of approximately 90,000 hogs per year. Our growth strategy includes the continued expansion of Fengze’s farming operations and may include acquisitions of additional farms. We do not have any understanding, commitment or agreement in place with regard to any such acquisitions at this time. The implementation of such strategy may involve large transactions and present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased expenses, including compensation expenses resulting from newly-hired employees, assumption of unknown liabilities and potential disputes. We also could experience financial or other setbacks if any of our growth strategies incur problems of which we are not presently aware.

We expect to allocate a portion of the net proceeds from this offering to such acquisitions, but we have not yet located any potential targets, and we may be unable to do so. Further, even if we find a target we believe to be suitable, we may be unable to negotiate acquisition terms that are satisfactory to us. In the event we are unable to complete acquisitions, we have reserved the right to reallocate such funds to our working capital. If this happens, we would have broad discretion over the ultimate use of such funds, and we could use such funds in ways with which investors might disagree.

As part of our growth strategy, we have acquired various companies with operations in the PRC. If any of our acquisitions are reviewed by PRC regulatory agencies or found not to comply with applicable laws or regulations, we might be required to make filings or submissions to PRC regulators or amend the terms of such acquisitions to meet PRC regulatory requirements.

We are rapidly expanding our operations in the PRC and Fengze has completed several acquisitions since 2006. While we believe that each of these acquisitions has complied with all PRC laws and regulations applicable to such transactions, the regulatory environment that governs merger and acquisition transactions in the PRC has continued to evolve in recent years and remains subject to interpretation by the agencies that have responsibility for reviewing or approving such transactions. In particular, a law became effective in September 2006 that has a broad scope applicable to certain merger and acquisition transactions involving companies organized outside of the PRC. If any of the acquisitions Fengze completed were reviewed by a PRC regulator, it is possible that we may be required to demonstrate how the transaction under review complied with applicable PRC laws, including the law that took effect in September 2006. This could require us to expend company resources that would otherwise be used to manage our company. Further, if such regulators determine that any of our transactions did not comply with applicable regulations, we may be required to renegotiate or revise the terms of the acquisition with the counterparties to the affected transaction. If such a scenario were to occur, we cannot be sure that our efforts to meet the regulator’s requirements would be successful, or that such efforts would not have an adverse effect on our operations.

Foreign Operational Risks

We are dependent on the state of the PRC’s economy as all of our business is conducted in the PRC.

Currently, all of our business operations are conducted in the PRC, and all of our customers are also located in the PRC. Accordingly, any material slowdown in the PRC economy may cause our customers to reduce expenditures or delay the building of new facilities or projects. This may in turn lead to a decline in the demand for our products. That would have a material adverse effect on our business, financial condition and results of operations.

A general economic downturn, a recession or a sudden disruption in business conditions in the PRC may affect consumer purchases of discretionary items, including food products, which could adversely affect our business.

Consumer spending is generally affected by a number of factors, including general economic conditions, the level of unemployment, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. In addition, sudden disruption in business conditions as a result of a terrorist attack, retaliation and the threat of further attacks or retaliation, war, adverse weather conditions and climate changes or other natural disasters, pandemic situations or large scale power outages can have a short or, sometimes, long-term impact on consumer spending. A downturn in the economy in the PRC, including any recession or a sudden disruption of business conditions in those economies, could adversely affect our business, financial condition or results of operation.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take up to six months in the ordinary course after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to China, we will take the following actions:

•

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company.

•	Second, we will remit the offering proceeds into this special foreign exchange account.

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Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily the process takes several months but is required to be accomplished within six months of application by law.

Although we do not import goods into or export goods out of the PRC, fluctuation of the Renminbi (RMB) may indirectly affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, all of the transactions effected by WFOE and Fengze are denominated in the PRC’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in the PRC’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we chose to engage in such hedging activates, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a United States holder, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income; or

•	the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

The calculation of the value of our assets is based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure you that we will not be a PFIC for any taxable year. See “Taxation – United States Federal Income Taxation—Passive Foreign Investment Company.”

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

While the PRC economy has grown more rapidly in the past 30 years than the world economy as a whole, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

The PRC legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions like the U.S., decided cases (which may be taken as reference) do not form part of the legal structure of the PRC and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more free market-oriented economy, the PRC government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in the PRC is still evolving, laws and regulations or the interpretation of the same may be subject to further changes.

We may be subject to foreign exchange controls in the PRC.

Our PRC subsidiary and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Foreign Exchange Registration Certificate for FIEs”. WFOE is a FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “recurrent account” and the “capital account”. Currently, conversion within the scope of the “recurrent account” can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if WFOE borrows foreign currency through loans from Tianli or other foreign lenders, these loans must be registered with SAFE. If WFOE is financed by means of additional capital contributions, these capital contributions must be approved by certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and MOFCOM. These restrictions could limit our use of funds raised in this offering.

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early state of development. In particular PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

WFOE’s contractual arrangements with Fengze may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that WFOE’s contractual arrangements with Fengze were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Fengze, which could adversely affect us by increasing Fengze’s tax liability without reducing WFOE’s tax liability, which could further result in late payment fees and other penalties to Fengze for underpaid taxes.

WFOE’s contractual arrangements with Fengze may not be as effective in providing control over Fengze as direct ownership.

We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with Fengze that provide us, through our ownership of WFOE, with effective control over Fengze. We depend on Fengze to hold and maintain contracts with our customers. Fengze also own substantially all of our intellectual property, facilities and other assets relating to the operation of our business, and employ the personnel for substantially all of our business. Neither our company nor WFOE has any ownership interest in Fengze. Although we have been advised by Kai Tong Law Firm, our PRC legal counsel, that each contract under WFOE’s contractual arrangements with Fengze is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Fengze as direct ownership of Fengze would be. In addition, Fengze may breach the contractual arrangements. For example, Fengze may decide not to make contractual payments to WFOE, and consequently to our company, in accordance with the existing contractual arrangements. In the event of any such breach, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation of such PRC laws and regulations, we could be subject to sanctions. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of WFOE’s contractual arrangements with Fengze. Tianli and WFOE are considered foreign persons or foreign invested enterprises under PRC law. As a result, Tianli and WFOE are subject to PRC law limitations on foreign ownership of Chinese companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Any of these or similar actions could disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

The shareholders of Fengze have potential conflicts of interest with us, which may adversely affect our business.

Neither we nor WFOE owns any portion of the equity interests of Fengze. Instead, we rely on WFOE’s contractual obligations to enforce our interest in receiving payments from Fengze. Conflicts of interests may arise between Fengze’s shareholders and our company if, for example, their interests in receiving dividends from Fengze were to conflict with our interest requiring these companies to make contractually-obligated payments to WFOE. As a result, we have required Fengze and each of its shareholders to execute irrevocable powers of attorney to appoint the individual designated by us to be his attorney-in-fact to vote on their behalf on all matters requiring shareholder approval by Fengze and to require Fengze’s compliance with the terms of its contractual obligations. We cannot assure you, however, that when conflicts of interest arise, these companies’ shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, these shareholders could violate their agreements with us by diverting business opportunities from us to others. If we cannot resolve any conflicts of interest between us and Fengze’s shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006.

We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Notice 75 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) WFOE or Fengze, limit their ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We rely on dividends paid by WFOE for our cash needs.

We rely primarily on dividends paid by WFOE for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from WFOE. See “Dividend Policy.”

Pursuant to the new PRC enterprise income tax law effective on January 1, 2008, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of up to 20%. At present, the Chinese tax authority has not issued any guidance on the application of the EIT Law and its implementing rules on non-Chinese enterprises or group enterprise controlled entities whose structures are like ours. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. As a result, we are unable to predict whether payments from WFOE to Tianli will be subject to withholding tax because it is unclear whether Tianli will be deemed to be a resident enterprise for Chinese tax purposes. If so, Tianli will be subject to an enterprise income tax rate of 25% on all of its income, including interest income on the proceeds from this offering on a worldwide basis. However, if Tianli is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to Tianli.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. WFOE is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its surplus reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital.

The transfer to this surplus reserves fund must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. For the years ended December 31, 2009 and 2008, respectively, the Company made no appropriations to its surplus reserve fund.

WFOE is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to the general reserve, and the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to the “Wholly Foreign-Owned Enterprise Law of the P.R. China (2000 Revision)” and “Detailed Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises (Revised at 2001)”, WFOE is required to allocate a portion of its after-tax profits in accordance with its Articles of Association, to the general reserve, and the staff welfare and bonus funds. Not less than 10% of an enterprise’s after tax-profits should be allocated to the general reserve. When the general reserve account balance is equal to or greater than 50% of WFOE’s registered capital, no further allocation to the general reserve account is required. The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the general reserve into capital. According to the Articles of Association of WFOE, the amount contributed to the staff welfare and bonus funds is determined by WFOE’s board of directors. The staff welfare and bonus fund is used for the collective welfare of the staff of the subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law.

As of the date of this prospectus, the amounts of these reserves have not yet been determined, and we have not committed to establishing such amounts at this time. Under current PRC laws, WFOE is required to set aside reserve amounts, but has not yet done so. WFOE has not done so because PRC authorities grant companies flexibility in making a determination. Chinese law requires such a determination to be made in accordance with the companies’ organizational documents and WFOE’s organizational documents do not require the determination to be made within a particular timeframe. Although we have not yet been required by PRC authorities to make such determinations or set aside such reserves, PRC authorities may require WFOE to rectify its noncompliance and we may be fined if we fail to do so after warning within the time period set in the warning.

Additionally, PRC law requires that the after-tax profits of foreign invested companies be distributed after a portion of after-tax profits is allocated to the general reserve and the staff welfare and bonus funds reserve. Therefore, if for any reason, the dividends from WFOE cannot be repatriated to us or not in time, then it may detrimentally affect our cash flow and even cause us to become insolvent.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from WFOE. Shortages in the availability of foreign currency may restrict the ability of WFOE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at is discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Our Business – Regulations on Foreign Exchange.”

Fluctuation of the Renminbi could materially affect our financial condition and results of operations

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more rapid appreciation of the Renminbi against the U.S. dollar. Any material revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. See “Exchange Rate Information.”

Our business benefits from certain government incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

The PRC government has provided tax incentives to domestic companies in our industry in order to encourage the development of agricultural businesses in China. We have received subsidies, business tax exemptions and government incentives in connection with Fengze’s operation of hog farms in Wuhan.

In particular, under current Chinese law, Fengze is exempt from corporate income tax in China for so long as it operates as a hog farming enterprise.

Further, Fengze is eligible to receive a one-time payment from the city of Wuhan for each farm that achieves an annual production capacity of 10,000 or 20,000 hogs. When a farm reaches 10,000 hog capacity, it is eligible for a grant of RMB 1.5 million (approximately $219,388). When a farm reaches 20,000 hog capacity, it is eligible for a grant of RMB 3 million (approximately $438,776), including any previous grant it received when its capacity reached 10,000 hogs.

In order to support the breeding of hogs, the government also pays hog companies RMB 100 ((approximately $15) annually per breeder hog in inventory. The government has established a method for calculating the number of breeder hogs per farm based on annual hog production. In general, Fengze receives credit for 600 breeder hogs for every 10,000 hogs it produces.

Finally, the government underwrites a portion of the costs of hog insurance. Fengze maintains RMB 1,000 (approximately $146) in coverage for each of its productive breeder hogs to cover losses in the event of disease outbreaks and government-ordered culls to prevent such outbreaks. The cost per productive breeder hog per year is approximately RMB 50 (approximately $7.30), of which the government pays approximately RMB 38 (approximately $5.60) and Fengze pays RMB 12 (approximately $1.70).

We have benefitted from such grants and subsidies. In particular, Fengze received (a) one-time subsidies for pig farm construction of $164,452.53 and $161,585.75 during 2009 and 2008, respectively; (b) $33,621.41 and $28,726.36 on recurring breeder hog subsidies from the government in 2009 and 2008, respectively; and (c) $16,445.25 and $50,271.12 non-recurring sewage subsidies (for building a biogas pond in which to store waste) from the government in 2009 and 2008, respectively. In addition, Fengze was not required to pay income tax for 2009 and 2008.

The PRC government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Fengze is no longer exempt from income taxation, its applicable tax rate would increase from 0% to up to 25%, the standard business income tax rate in the PRC. In addition, the termination of one-time subsidies for hog farms that raise 10,000 or 20,000 head of hogs could increase the burden of constructing hog farms of such size in the future. Similarly, the termination of the government practice of partially subsidizing the cost of hog insurance could reduce our profits or cause such insurance to become more expensive as fewer farmers elected to purchase such insurance. The reduction or discontinuation of any of these economic incentives could negatively affect our company.

Recent changes in the PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. To clarify certain details in connection with the implementation of the Labor Contract Law, the PRC State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately. The new legislation formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of precedents for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. To date, there has been very little guidance and precedents as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within the PRC are covered by the new law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

We may be subject to fines and legal sanctions by SAFE or other PRC government authorities if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee stock options granted by offshore listed companies to PRC citizens.

On March 28, 2007, SAFE promulgated the Operating Procedures for Foreign Exchange Administration of Domestic Individuals Participating in Employee Stock Ownership Plans and Stock Option Plans of Offshore Listed Companies, or Circular 78. Under Circular 78, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to Circular 78. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by SAFE or other PRC government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

Changes in China’s political and economic policies could harm our business.

China’s economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries. See “Our Business – Market Background.”

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite these efforts to develop a legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary, in many cases, creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in China will also be subject to administration review and approval by various national and local agencies of China’s government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approval to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business. See “Our Business – Market Background.”

If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment in us.

Because our operations are located in China, information about our operations are not readily available from independent third-party sources.

Because Fengze and WFOE are based in China, our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. Their operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about them from sources other than the companies themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) of the listing and trading of our common shares on a foreign stock exchange could delay this offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our common shares.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rule”). The New M&A Rule became effective on September 8, 2006. This regulation contains provisions that purport to require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of overseas listings.

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel, Kai Tong Law Firm, has advised us that, based upon their understanding of current PRC laws and regulations:

•	We currently control our Chinese affiliate, Fengze, by virtue of WFOE’s VIE agreements with Fengze, but not through equity interest or asset acquisition which are stipulated in the New M&A Rule; and

•

In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this Prospectus are subject to the New M&A Rule.

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the New M&A Rule. If the CSRC requires that we obtain its approval prior to the completion of this offering, the offering will be delayed until we obtain CSRC approval, which may take several months. There is also the possibility that we may not be able to obtain such approval. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These authorities may impose fines and penalties upon our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing.

Risks Associated with this Offering

There may not be an active, liquid trading market for our common shares.

Prior to this offering, there has been no public market for our common shares. An active trading market for our common shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the placement agent based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Investors risk loss of use of funds allocated for purchases, with no right of return, during the offering period.

We cannot assure you that all or any shares will be sold. Anderson & Strudwick, our placement agent, is offering our shares on a “best efforts, minimum-maximum basis.” We have no firm commitment from anyone to purchase all or any of the shares offered. If offers to purchase a minimum of 1,667,000 shares are not received on or before July 31, 2010, escrow provisions require that all funds received be promptly refunded. If refunded, investors will receive no interest on their funds. During the offering period, investors will not have any use or right to return of the funds. None of our officers, directors or affiliates may purchase shares in this offering.

The market price for our common shares may be volatile, which could result in substantial losses to investors.

The market price for our common shares is likely to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in the Chinese economy;

•	announcements by our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; or

•	potential litigation.

In addition, the securities markets have from time to time experienced price and volume fluctuations that are not related to the operating performance of particular companies. As a result, to the extent shareholders sell our shares in negative market fluctuation, they may not receive a price per share that is based solely upon our business performance. We cannot guarantee that shareholders will not lose some of their entire investment in our common shares.

If our financial condition deteriorates, we may not meet initial objective listing standards related to net income on the NASDAQ Global Market (or, if we are listed at such time, continued listing standards) and our shareholders could find it difficult to sell our shares.

We have applied to list our common shares for trading on the NASDAQ Global Market. We have not yet been informed that our common shares will trade on the NASDAQ Global Market and can provide no assurance that our NASDAQ Global Market listing application will be approved. Additionally, we will not complete this offering unless our application to list on the NASDAQ Global Market is approved. In order to qualify for initial listing on the NASDAQ Global Market upon the completion of this offering, we must meet the following criteria:

•

(i) Equity Standard: we must have been in operation for at least two years, must have shareholder equity of at least $30,000,000 and must have a market value for our publicly held securities of at least $18,000,000; OR (ii) Market Value Standard: we must have a market value for our publicly held securities of at least $20,000,000 and must have a market value of our listed securities of at least $75,000,000; OR (iii) Income Standard: we must have net income from continuing operations in our last fiscal year (or two of the last three fiscal years) of at least $1,000,000, must have shareholder equity of at least $15,000,000 and must have a market value for our publicly held securities of at least $8,000,000; OR (iv) Total Assets/Total Revenue Standard: we must have total assets and total revenues in our last fiscal year (or two of the last three fiscal years) of at least $75,000,000 each and we must have a market value for our publicly held securities of at least $20,000,000; and

•	We must have at least 1.1 million publicly held shares;

•	The minimum bid price for our shares must be at least $4.00 per share;

•	We must have at least 400 round-lot shareholders;

•	We must have at least 3 (in the case of the Income Standard or Equity Standard) or 4 (in the case of the Market Value Standard or Total Assets/Total Revenue Standard) market makers; and

•

We must have adopted NASDAQ-mandated corporate governance measures, including a Board of Directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

As to the first objective listing requirement, we have applied for listing on the NASDAQ Global Market in reliance on the third test (“net income from continuing operations in our last fiscal year (or two of the last three fiscal years) of at least $1,000,000, must have shareholder equity of at least $15,000,000 and must have a market value for our publicly held securities of at least $8,000,000”). While our net income for 2009 and 2008 satisfied this objective requirement, a deterioration in our financial status combined with a protracted registration and offering period could cause us to fail to meet this requirement.

The NASDAQ Global Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on the NASDAQ Global Market, we must meet the following criteria:

•

Equity Standard: our shareholders’ equity must be at least $10,000,000, we must have 750,000 publicly held shares and we must have a market value of publicly held shares of at least $5,000,000; OR Market Value Standard: the market value of our listed securities must be at least $50,000,000, we must have 1,100,000 publicly held shares, and we must have a market value of publicly held shares of at least $15,000,000; OR Total Assets/Total Revenue Standard: our total assets and total revenue in our last fiscal year (or two of the last three fiscal years) must have been at least $50,000,000 each, we must have 1,100,000 publicly held shares, and we must have a market value of publicly held shares of at least $15,000,000;

•	The minimum bid price for our shares must be at least $1.00 per share;

•	We must have at least 400 shareholders;

•	We must have at least 2 (Equity Standard) or 4 (Market Value Standard or Total Assets/Total Revenue Standard) market makers; and

•

We must have adopted NASDAQ-mandated corporate governance measures, including a Board of Directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

Although we have applied to have our common shares trade on the NASDAQ Global Market upon closing of this offering, investors should be aware that they will be required to commit their investment funds prior to the approval or disapproval of our listing application by the NASDAQ Global Market. We will not close this offering unless our listing application is approved. If our shares are delisted from the NASDAQ Global Market at some later date, our shareholders could find it difficult to sell our shares.

In addition, we have relied on an exemption to the blue sky registration requirements afforded to “covered securities”. Securities listed on the NASDAQ Global Market are “covered securities.” If we were unable to meet the NASDAQ Global Market’s listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet the NASDAQ Global Market’s listing requirements.

In addition, if our common shares are delisted from the NASDAQ Global Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Global Market. In addition, if our common shares are not so listed or is delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are not so listed or are delisted from the NASDAQ Global Market at some later date or were to become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

We will incur increased costs as a result of being a public company.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors that we did not require prior to this offering, and we will have annual payments for listing on a stock exchange if we are so listed. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year that we did not experience prior to commencement of this offering.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2010, 2011 and 2012. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Management – Board of Directors and Board Committees.”

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could reduce the price of our common shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares. An aggregate of 8,125,000 shares will be outstanding before the consummation of this offering and 10,125,000 shares will be outstanding immediately after this offering, if the maximum offering is raised. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our common shares. Assuming the completion of the minimum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $3.73 or approximately 62% in the pro forma net tangible book value per share from the price per share that you pay for the shares. Assuming the completion of the maximum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $3.62 or approximately 60% in the pro forma net tangible book value per share from the price per share that you pay for the common shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We have not determined a specific use for a portion of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

Our management will have considerable discretion in the application of the net proceeds received by us. In addition, in the event we are unable to locate favorable targets for acquisitions, we have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value. See “Use of Proceeds.”

Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions.

Assuming the sale of the maximum offering, entities controlled by our employees, officers and/or directors will, in the aggregate, beneficially own approximately 74.68% of our outstanding shares. Assuming the sale of the minimum offering, entities controlled by our employees, officers and/or directors will, in the aggregate, beneficially own approximately 77.22% of our outstanding common shares. As a result, our employees, officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. See “Principal Shareholders.”

A redemption of shares held by our founders may be insufficient to cause our company to achieve targeted earnings and may reduce our founders’ involvement and stake in our company.

As described in greater detail in the sections entitled “Related Party Transactions – Make-Good Shares Subject to Redemption” and “Placement—Market and Pricing Considerations,” our founders have agreed to place, on a prorated basis, that number of common shares into escrow that is equal to 50% of the number of shares sold in this offering (such escrowed shares, the “Make-Good Shares”) pending determination of our audited net after-tax income for the year ending December 31, 2010. The Make-Good Shares will consist of a prorated allocation of shares beneficially owned by Hanying Li and Bihong Zhang. Our company will redeem and cancel these Make-Good Shares pro rata without consideration to the extent necessary to cause our earnings per share to be at least $0.7407, excluding any expenses associated with releasing the Make-Good Shares back to the original owners. For purposes of calculating this amount, we will divide our audited after-tax earnings for 2010 by the number of shares issued and outstanding immediately after completion of this offering, whether or not the actual or weighted number of shares for 2010 varies from that number.

We cannot guarantee that we will be able to redeem a sufficient number of Make-Good Shares to increase audited after-tax earnings per share to $0.7407 if our company either has lower net income or any net losses in 2010. To the extent there are an insufficient number of Make-Good Shares available for such redemption, our per-share after tax earnings may be less than $0.7407 for 2010.

As noted above, the holders of the Make-Good Shares are integral to our company’s success. Prior to the commencement of this offering, they collectively own 93% of our issued and outstanding shares. Assuming a maximum offering, they would collectively hold approximately 74.68% of our shares upon completion of the offering. In the event all of the Make-Good Shares are redeemed, the founders of Fengze would collectively hold approximately 64.8% of our shares, assuming a maximum offering. See “Risk Factors—We are substantially dependent upon our key personnel.”

We will have an ongoing relationship with our placement agent that may impact our ability to obtain additional capital.

In connection with this offering, we will, for a nominal amount, sell our placement agent warrants exercisable at a rate of one warrant per share to purchase up to ten percent of the shares sold in the offering. These warrants are exercisable for a period of five years from the date of issuance at a price equal to 120% of the price of the shares in this offering. During the term of the warrants, the holders thereof will be given the opportunity to profit from a rise in the market price of our common shares, with a resulting dilution in the interest of our other shareholders. The term on which we could obtain additional capital during the life of these warrants may be adversely affected because the holders of these warrants might be expected to exercise them when we are able to obtain any needed additional capital in a new offering of securities at a price greater than the exercise price of the warrants. See “Placement.”

We will have an ongoing relationship with our placement agent that may impact our shareholders’ ability to impact decisions related to our operations.

In connection with this offering, we have agreed to allow our placement agent to designate two non-voting observers to our Board of Directors until the earlier of the date that:

(i)	the investors that purchase shares in this offering beneficially own less than ten percent (10%) of our outstanding shares; or

(ii)	the trading price per share is at least four (4) times the offering price for any consecutive 15 trading day period.

Although our placement agent’s observers will not be able to vote, they may nevertheless influence the outcome of matters submitted to the Board of Directors for approval. We have agreed to reimburse the observers for their expenses for attending our Board meetings, subject to a maximum reimbursement of $6,000 per meeting and $12,000 annually, which amount is not more than the reimbursement payable to our directors. The observer will be required to certify that such travel expenses are not reimbursed by any other party. We will also pay observers the same amount as our independent directors receive. As of the date of this prospectus, Mr. L. McCarthy Downs III and Mr. Hayden Zou are serving as our placement agent’s observers to our Board of Directors. See “Management – Board of Directors Observer.”

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the British Virgin Islands Business Companies Act, 2004 (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of material differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital – Differences in Corporate Law.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	the timing of the development of future products;

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements regarding the capabilities of our business operations;

•	statements of expected future economic performance

•	statements regarding competition in our market; and

•	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

OUR CORPORATE STRUCTURE

Overview

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of HCS, our wholly owned subsidiary in Hong Kong. HCS, in turn, owns all of the outstanding capital stock of WFOE, our operating subsidiary based in Wuhan, China. WFOE has entered into control agreements with all of the owners of Fengze, which agreements allow WFOE to control Fengze. Through our ownership of HCS, HCS’ ownership of WFOE and WFOE’s agreements with Fengze, we control Fengze.

Our current corporate structure is as follows:

Equity interest

Contractual arrangements including Entrusted Management Agreement and Exclusive Option Agreement.

Contractual arrangements including Exclusive Option Agreement, Shareholders’ Voting Proxy Agreement and Pledge of Equity Interest Agreement.

Corporate History – Fengze

Fengze was organized by our chief executive officer, Ms. Hanying Li, as a limited liability company in 2005 with a registered capital of RMB 1,160,000 (approximately $169,660), when Ms. Li, began to build her first hog farm. Fengze finished building this farm and began to operate it in 2005. In 2006, Fengze acquired long-lived assets and inventory of five additional hog farms in purchases from separate sellers. In 2008, Fengze built one additional hog farm and acquired long-lived assets and inventory of one other farm. In 2009 and 2010, Fengze has engaged in constructing its ninth hog farm and has completed its first phase of construction, reaching a capacity of 10,000 hogs, half of its expected ultimate capacity. At present, Fengze operates three hog farms with an annual capacity of 20,000 hogs each and six hog farms with an annual capacity of 10,000 hogs (one of which is expected to reach an annual capacity of 20,000 hogs upon completion of its second phase of construction, which is expected to begin later in 2010). As Fengze has continued to grow, it has increased its registered capital to RMB 30,160,000 (approximately $4,411,162).

Corporate History – WFOE, HCS and Tianli

Tianli was incorporated in the British Virgin Islands on November 9, 2009 as a limited liability company. Tianli is engaged in the business of raising, breeding and selling hogs for use in China’s pork production and hog breeding markets. Its wholly owned subsidiary, HCS was incorporated in Hong Kong on November 24, 2009 as a limited liability company. Other than the equity interest in HCS, the Company does not own any assets or conduct any operations.

WFOE was incorporated on June 2, 2005 as a domestic Chinese company, 100% owned by Chinese citizens, our chief executive officer and her family. On November 26, 2009, the principal shareholders of WFOE entered into a common stock purchase agreement with HCS, pursuant to which HCS paid RMB1,000,000 to WFOE’s principal shareholders in exchange for 100% ownership of WFOE’s equity. This ownership became effective on January 19, 2010, when the Wuhan Municipal Commission of Commerce approved the ownership change. On January 27, 2010, the ownership change was declared effective by the Wuhan Administrator for Industry and Commerce. HCS acquired 100% of WFOE, and WFOE became a wholly foreign owned enterprise, rather than the domestically-owned entity it was prior to such approval. While WFOE did not become a wholly foreign owned enterprise until 2010, it existed and was able to enter into agreements beginning in 2005.

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in hog breeding businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. In connection with the formation of Tianli, HCS and WFOE, we caused WFOE to enter into certain control agreements with Fengze and its shareholders, pursuant to which we, by virtue of our ownership of HCS and HCS’ ownership of WFOE, control Fengze.

On December 1, 2009, to protect the Company’s shareholders from possible future foreign ownership restrictions, Fengze and all of the shareholders of Fengze entered into an entrusted management agreement with WFOE, which provides that WFOE will be entitled to the full guarantee for the performance of such contracts, agreements or transactions entered into by Fengze. WFOE is also entitled to receive the residual return of Fengze. As a result of the agreement, WFOE will absorb 100% of the expected losses and gains of Fengze, which results in WFOE being the primary beneficiary of Fengze.

Contractual Arrangements with Fengze and Its Shareholders

We conduct our business in China through our subsidiary, WFOE. WFOE, in turn, conducts it business through Fengze, which we consolidate as a variable interest entity. WFOE and Fengze operate in connection with a series of control agreements, rather than through an equity ownership relationship.

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in hog breeding businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. To protect the Company’s shareholders from possible future foreign ownership restrictions, Fengze and all of the shareholders of Fengze entered into a series of contractual arrangements. Under PRC laws, each of WFOE and Fengze is an independent legal entity and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between WFOE and Fengze, Fengze does not transfer any other funds generated from its operations to WFOE. Effective December 1, 2009, WFOE entered into a functionally identical set of Control Agreements with Fengze, which agreements provide as follows.

Entrusted Management Agreement. Fengze and WFOE have entered into an Entrusted Management Agreement, which provides that WFOE will be fully and exclusively responsible for the management of Fengze. As consideration for such services, Fengze has agreed to pay the entrusted management fee during the term of this agreement. The entrusted management fee will be equal to Fengze’s estimated earnings. Also, WFOE will assume all operation risks related to the entrusted management of Fengze and bear all losses of Fengze. The term of this agreement will be from the effective date thereof to the earliest of the following: (1) the winding up of Fengze; (2) the termination date of the Entrusted Management Agreement, as agreed by the parties thereto; or (3) the date on which WFOE completes the acquisition of Fengze.

Exclusive Option Agreement. Fengze and each of Fengze’s shareholders have entered into an Exclusive Option Agreement with WFOE, which provides that WFOE will be entitled to acquire such shares from the current shareholders upon certain terms and conditions. In addition, WFOE is entitled to an irrevocable exclusive purchase option to purchase all or part of the assets and business of Fengze, if such a purchase is or becomes allowable under PRC laws and regulations and WFOE so elects. The Exclusive Option Agreement also prohibits Fengze and its shareholders from transferring any portion of the equity interests, business or assets of Fengze to anyone other than WFOE. WFOE has not yet taken any corporate action to exercise this right of purchase, and there is no guarantee that it will do so or will be permitted to do so by applicable law at such times as it may wish to do so.

Shareholders’ Voting Proxy Agreement. All the shareholders of Fengze have executed a Shareholders’ Voting Proxy Agreement to irrevocably appoint the persons designated by WFOE with the exclusive right to exercise, on their behalf, all of their Voting Rights in accordance with applicable law and Fengze’s Articles of Association, including but not limited to the rights to sell or transfer all or any of their equity interests in Fengze and to appoint and elect the directors and Chair as the authorized legal representative of Fengze. This agreement will be only terminated prior to the completion of acquisition of all of the equity interests in, or all assets or business of Fengze.

Pledge of Equity Agreement. WFOE and the shareholders of Fengze have entered in Pledge of Equity Agreement, pursuant to which all shareholder pledges all of their shares (100%) of Fengze, as appropriate, to WFOE. If Fengze or any of its respective shareholders breaches its respective contractual obligations in “Entrusted Management Agreement”, “Exclusive Option Agreement” and “Shareholders’ Voting Proxy Agreement”, WFOE as Pledgee, will be entitled to certain right to foreclose on the pledged equity interests. Such Fengze shareholders cannot dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest. This pledge has been recorded with applicable authorities in China to perfect WFOE’s security interest.

USE OF PROCEEDS

After deducting the estimated placement discount and offering expenses payable by us, we expect to receive net proceeds of approximately $8,616,840 from this offering if the minimum offering is sold and $10,455,000 if the maximum offering is sold. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take as long as six months after completion of this offering in the ordinary course, and we will be unable to use the funds in China until remittance is completed. See “Risk Factors – We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take a number of months.”

We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority. We do not expect that our priorities for fund allocation would change if the amount we raise in this offering exceeds the size of the minimum offering but is less than the maximum offering.

Description of Use	Percentage of Net Proceeds
Construction and/or acquisition of hog farms to increase capacity by approximately 40,000 hogs in the aggregate	58%
Purchase/Import purebred hogs for breeding stock	8%
Establish retail shops in Wuhan city	9%
Working capital	20%
Sarbanes-Oxley compliance-related professional fees	5%
Total	100%

Please note that the increased capacity noted above does not take into consideration Fengze’s ninth hog farm, which will increase Fengze’s capacity by approximately 20,000 hogs when it reaches operating capacity.

In the event we do not locate any appropriate farm targets for acquisitions or property on which to construct new hog farms or are not able to negotiate such acquisitions or construction agreements on terms that are acceptable to us, we reserve the right to allocate such funds to our working capital purposes. There are no understandings, commitments or agreements with respect to any such transaction at this time.

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our common shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are described in more detail in “Taxation.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from WFOE. Payments of dividends by WFOE to our company are subject to the requirement that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business. Further, such remittances would require WFOE to provide an application for remittance that includes, in addition to the application form, a foreign registration certificate, board resolution, capital verification report, audit report on profit and stock bonuses, and a tax certificate. There are no such similar foreign exchange restrictions in the British Virgin Islands.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China, and the financial records of WFOE and Fengze are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income. Unless otherwise noted, we have translated balance sheet amounts with the exception of equity at December 31, 2009 at ¥6.8372 to $1.00 as compared to ¥6.8542 to $1.00 at December 31, 2008. The average translation rates applied to income statement accounts for the year ended December 31, 2009 and the year ended December 31, 2008 were ¥6.84088 and ¥6.96225, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 30, 2010, the interbank rate was ¥6.8086 to $1.00. The Company does not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Interbank Rate
Period	Period-End	Average	High	Low
	(RMB per U.S. Dollar)
2004	8.2865	8.2872	8.2870	8.2365
2005	8.0734	8.2033	8.2666	8.0566
2006	7.8175	7.9819	8.0715	7.7845
2007	7.3141	7.6172	7.8062	7.2941
2008	6.8542	6.9623	7.2941	6.7480
2009	6.8372	6.8409	6.8430	6.7880
2010
January	6.8369	6.8347	6.8295	6.7836
February	6.8367	6.8377	6.8336	6.7941
March	6.8361	6.8359	6.8268	6.8136
April	6.8358	6.8329	6.8280	6.7471
May	6.8315	6.8365	6.8408	6.8273
June	6.8086	6.8086	6.8086	6.8086

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010 on a pro forma as adjusted basis giving effect to the sale of the minimum and maximum offering at a public offering price of $6.00 per share and to reflect the application of the proceeds after deducting the estimated 7% placement fee, 1% non-accountable expense allowance and $585,000 in other offering expenses.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Capital Stock.”

Minimum Offering (1,667,000 Common shares)

U.S. Dollars

March 31, 2010

	As Reported(1)	Pro Forma Adjusted for IPO(2)
Common shares
Shares(3)	8,125,000	9,792,000
Par Value Amount	$8,125	$9,792
Additional Paid-In Capital	$4,262,534	$12,877,707	(4)
Statutory Reserves	$837,648	$837,648
Retained Earnings	$8,792,943	$8,792,943
Accumulated Other Comprehensive Income	$431,352	$431,352
Total	$14,332,602	$22,949,442

Maximum Offering (2,000,000 Common shares)

U.S. Dollars

March 31, 2010

	As Reported(1)	Pro Forma Adjusted for IPO(2)
Common shares
Shares(3)	8,125,000	10,125,000
Par Value Amount	$8,125	$10,125
Additional Paid-In Capital	$4,262,534	$14,715,534	(4)
Statutory Reserves	$837,648	$837,648
Retained Earnings	$8,792,943	$8,792,943
Accumulated Other Comprehensive Income	$431,352	$431,352
Total	$14,332,602	$24,787,602

(1)	This column gives effect to the reorganization of our company that was completed on January 27, 2010, upon final approval of the ownership change by the Wuhan Administrator for Industry and Commerce.
(2)

Gives effect to the sale of the minimum offering and the maximum offering, as applicable, at a public offering price of $6.00 per share and to reflect the application of the proceeds after deducting a 7% underwriting discount, 1% non-accountable expense allowance and our estimated offering expenses of $585,000.

(3)

Upon the closing of this Offering, we will cause Hanying Li and Bihong Zhang to place into escrow Make-Good Shares equal to 50% of the number of Shares we sell in this Offering. That amount will be between 833,500 and 1,000,000 Make-Good Shares, depending on whether we complete a minimum offering, a maximum offering or an offering between the minimum and maximum offering. These escrowed shares, which will be placed into escrow upon closing of this Offering, have not been removed from the Shares presented in the above Capitalization Tables. For further discussion of the escrow arrangement, please see “Summary – Placement”, “Risk Factors – A redemption of shares held by our founders may be insufficient to cause our company to achieve targeted earnings and may reduce our founders’ involvement and stake in our company”, “Related Party Transactions – Make-Good Shares Subject to Redemption.”

(4)

Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting a 7% underwriting discount, a 1% non-accountable expense allowance and approximately $585,000 in expenses, less the par value of the shares offered. In a minimum offering, we expect to receive net proceeds of $8,616,840 ($10,002,000 offering, less underwriting discount of $700,140, non-accountable expense allowance of $100,020 and offering expenses of $585,000), of which $8,615,173 would be attributable to additional paid in capital after deducting $1,667 in aggregate par value amount. In a maximum offering, we expect to receive net proceeds of $10,455,000 ($12,000,000 offering, less underwriting discount of $840,000, non-accountable expense allowance of $120,000 and offering expenses of $585,000), of which $10,453,000 would be attributable to additional paid in capital after deducting $2,000 in aggregate par value amount.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after the offering. Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Our net tangible book value attributable to shareholders at March 31, 2010 was $13,604,660 or approximately $1.67 per common share. Net tangible book value per common share as of March 31, 2010 represents the amount of total tangible assets less goodwill, acquired intangible assets net, and total liabilities, divided by the number of common shares outstanding.

If the minimum offering is sold, we will have 9,792,000 common shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after March 31, 2010, will be approximately $22,221,500 or $2.27 per common share. This would result in dilution to investors in this offering of approximately $3.73 per common share or approximately 62% from the offering price of $6.00 per common share. Net tangible book value per common share would increase to the benefit of present stockholders by $0.60 per share attributable to the purchase of the common shares by investors in this offering.

If the maximum offering is sold, we will have 10,125,000 common shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after March 31, 2010, will be approximately $24,059,660 or $2.38 per common share. This would result in dilution to investors in this offering of approximately $3.62 per common share or approximately 60% from the offering price of $6.00 per common share. Net tangible book value per common share would increase to the benefit of present shareholders by $0.71 per share attributable to the purchase of the common shares by investors in this offering.

The following table sets forth the estimated net tangible book value per common share after the offering and the dilution to persons purchasing common shares based on the foregoing minimum and maximum offering assumptions.

	Minimum Offering(1)	Maximum Offering(2)
Offering price per common share	$6.00	$6.00
Net tangible book value per common share before the offering	$1.67	$1.67
Increase per common share attributable to payments by new investors	$0.60	$0.71
Pro forma net tangible book value per common share after the offering	$2.27	$2.38
Dilution per common share to new investors	$3.73	$3.62

(1)

Assumes net proceeds of $8,616,840 from offering of 1,667,000 common shares, calculated as follows: $10,002,000 offering, less underwriting discount of $700,140, non-accountable expense allowance of $100,020 and offering expenses of $585,000.

(2)

Assumes net proceeds of $10,455,000 from offering of 2,000,000 common shares, calculated as follows: $12,000,000 offering, less underwriting discount of $840,000, non-accountable expense allowance of $120,000 and offering expenses of $585,000.

POST-OFFERING OWNERSHIP

The following charts illustrate our pro forma proportionate ownership, upon completion of the offering under alternative minimum and maximum offering assumptions, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering and provide alternative scenarios depending on whether the Make-Good Shares are redeemed. See “Risk Factors – A redemption of Make-Good Shares may be insufficient to cause our company to achieve targeted earnings and may reduce our management’s involvement and stake in our company,” “Related Party Transactions – Make-Good Shares Subject to Redemption” and “Placement – Market and Pricing Considerations.”

Scenario 1: Pro forma presentation assuming no redemption of any Make-Good Shares as of December 31, 2009

	Shares Purchased		Total Consideration		Average Price Per Share
	Amount	Percent	Amount	Percent
MINIMUM OFFERING
Existing shareholders	8,125,000	82.98%	$11,925,223	54.4%	$1.47
New investors	1,667,000	17.02%	$10,002,000	45.6%	$6.00
Total	9,792,000	100.0%	$21,927,223	100.0%	$2.24

	Shares Purchased		Total Consideration		Average Price Per Share
	Amount	Percent	Amount	Percent
MAXIMUM OFFERING
Existing shareholders	8,125,000	80.25%	$11,925,223	49.8%	$1.47
New investors	2,000,000	19.75%	$12,000,000	50.2%	$6.00
Total	10,125,000	100.0%	$23,925,223	100.0%	$2.36

Scenario 2: Pro forma presentation assuming redemption of all Make-Good Shares as of December 31, 2009

	Shares Purchased		Total Consideration		Average Price Per Share
	Amount	Percent	Amount	Percent
MINIMUM OFFERING
Existing shareholders	7,291,500	81.39%	$11,925,223	54.4%	$1.64
New investors	1,667,000	18.61%	$10,002,000	45.6%	$6.00
Total	8,958,500	100.0%	$21,927,223	100.0%	$2.45

	Shares Purchased		Total Consideration		Average Price Per Share
	Amount	Percent	Amount	Percent
MAXIMUM OFFERING
Existing shareholders	7,125,000	78.08%	$11,925,223	49.8%	$1.67
New investors	2,000,000	21.92%	$12,000,000	50.2%	$6.00
Total	9,125,000	100.0%	$23,925,223	100.0%	$2.62

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Our company is in the business of research and development, raising, breeding and selling hogs in the People’s Republic of China. We control an affiliated entity, Fengze, pursuant to a series of control agreements between Fengze and our wholly owned subsidiary, WFOE. Fengze mainly produces hogs for slaughter and sells breeding stock. Fengze currently owns and operates nine commercial farms in Wuhan. The ninth farm commenced operations in May 2010 and is in the process of reaching an operating capacity of 20,000 hogs. At present, the ninth farm has over 300 breeder hogs, which will increase to over 1,200 breeder hogs by the time it reaches capacity. These farms raise and sell hogs for both breeding and meat purposes. These farms, in the aggregate, have an annual production capacity of approximately 110,000 hogs (approximately 130,000 hogs once the ninth farm reaches operating capacity).

We currently derive substantially all of our revenues from hog farming. While Fengze receives a nominal amount of revenue from the sale of hog waste products, it is not a current focus of our company.

In the last two years, our business has grown rapidly as a result of China’s strengthening economy, Fengze’s acquisition of new farms and a strong demand for Fengze’s hogs.

Liquidity

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At March 31, 2010 our working capital was $3,596,706 as compared to $2,055,918 and $3,980 at December 31, 2009 and 2008, respectively.

Our cash balance at March 31, 2010 totaled $2,140,555, as compared to $2,022,295 and $210,311 at December 31, 2009 and 2008, respectively. During the first quarter of 2010, we received cash from operating activities of $520,016, offset by investments in capital expenditures of $402,085 in new purchase of biological assets made during 2010.

We have financed our operations over the three months ended March 31, 2010 primarily through sales of breeder and meat hogs, which resulted in cash from operating activities of $520,016 after paying back other payables of $1,217,794 related to pig farm acquisition from our net income of $1,673,678. During the years ended December 31, 2009 and 2008, we financed our operations primarily through cash from operating activities and new capital contributions from shareholders. In 2008, we received new capital contributed from shareholders of $2.7 million.

Net cash provided by (used in) operating activities was approximately $0.5 million, $5.7 million and ($1.2) million in the first quarter of 2010 and fiscal years 2009 and 2008, respectively.

Other than the continued strength of China’s economy, the demand for hogs in China generally and Fengze’s hogs in Wuhan in particular and government policies in place to maintain pork prices (all of which we believe may increase our liquidity if they continue) and the increasing supply of hogs in China (which we believe may decrease our liquidity if it continues), we are not aware of any trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way. If the government policies in place to maintain pork prices were to be terminated and pork prices were to drop as a result or if supply of hogs in Wuhan materially exceeded demand for hogs, our liquidity could be materially harmed. See “Risk Factors—If Chinese government support of pork prices changes or terminates, the price of pork and, as a result, our operations could be materially harmed.”

For 2010, we expect our main growth will be organic growth from Fengze’s existing operations. The demand for Fengze’s hogs appears to be getting stronger, which we expect to generate more positive cash flow.

Assuming we generate more positive cash flow from operation, we may begin to purchase purebred hogs from abroad. We anticipate spending approximately $1.4 million to purchase purebred hogs. If we were to make such purchases prior to the completion of this offering or if our cash flow were insufficient, such purchases could put pressure on our liquidity.

To the extent demand for Fengze’s hogs increases, we may need to consider acquiring additional facilities to meet such increased demand. While we do not have any agreement, understanding or commitment to acquire such a facility, the average selling price for a hog farm with an annual capacity of 10,000 hogs is approximately $2 million. If we were to purchase such a farm prior to the completion of this offering or if our cash flow were insufficient, such a purchase could put pressure on our liquidity.

We are also investigating a plan to open retail shops to sell Fengze’s pork products at a premium price so that we can further benefit from Fengze’s reputation for producing high-quality, low-pollution and low-additive pork products. We expect that the total cost for opening such retail locations would be approximately $1 million. If this were to happen before we receive proceeds from IPO or if our cash flow were insufficient, we could face liquidity pressure.

Our chief executive officer, Ms. Hanying Li, has loaned funds to Fengze to complete the construction of Fengze’s ninth farm, which commenced operations in May 2010. While the loan to Ms. Li is payable on demand, we do not believe the repayment of the loan is likely to affect our liquidity during the current period for several reasons. First, the loan has a dollar value of $564,421 as of March 31, 2010. As of March 31, 2010, we had cash in hand of $2,140,555, and we have not experienced losses since that time that would reduce the amount of such cash in hand. As a result, we believe the amount of cash in hand is sufficient to repay the loan to Ms. Li in full upon demand. Second, Ms. Li has agreed not to request repayment of the loan during the current period.

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Capital Resources

The following table provides certain selected balance sheets comparisons as of March 31, 2010 and December 31, 2009:

	March 31, 2010	December 31, 2009	Increase/ (Decrease)
Cash	$2,140,555	$2,022,295	$118,260
Inventories	3,274,279	3,272,438	1,841
Advances to suppliers	83,116	84,951	(1,835)
Other current assets	15,243	24,147	(8,904)

Total current assets	5,513,193	5,403,831	109,362
Plant and equipment	8,967,351	7,780,342	1,187,009
Construction in progress	—	1,346,903	(1,346,903)
Biological assets	1,040,603	742,060	298,543
Intangible assets	727,942	731,699	(3,757)

Total assets	$16,249,089	$16,004,835	$244,254

Short-term loan	$658,270	$658,164	$106
Accounts payable	117,368	318,488	(201,120)
Other payables	576,428	1,793,921	(1,217,493)
Accrued payroll	—	13,034	(13,034)
Due to related parties	564,421	564,306	115

Total current liabilities	$1,916,487	$3,347,913	$(1,431,426)

We and Fengze maintain cash and cash equivalents in China. At March 31, 2010 and December 31, 2009, bank deposits were as follows:

Country	March 31, 2010	December 31, 2009
China	$2,140,555	$2,022,295

All of our cash balances at March 31, 2010 are in the form of RMB held in bank accounts at financial institutions located in the PRC. Cash held in banks in the PRC is not insured. The value of cash on deposit in China of approximately $2.1 million at March 31, 2010 has been converted based on the exchange rate as of March 31, 2010. In 1996, the Chinese government introduced regulations, which relaxed restrictions on the conversion of the RMB; however restrictions still remain, including but not limited to restrictions on foreign invested entities. Foreign invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to PRC government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in the PRC is not readily deployable by us for purposes outside of China.

Cash and Cash Equivalents

The increase of cash and cash equivalent resulted from organic business growth in the first quarter of 2010.

Plant and Equipment

The increase of $1,187,009 in plant and equipment was primarily generated from the transfer of construction in progress assets of new hog farms and hog houses. We purchased hog farms from local smaller hog operators and rebuilt our uniform hog houses and sewage system at the same locations.

Construction in Progress

The decrease of $1,346,903 in construction in progress resulted from the completion of the construction of hog houses and sewage systems. The completed construction projects are reclassified to the plant and equipment account.

Other Payables

The decrease of $1,217,493 in other payables came from the completion of payments on asset purchases of new facilities. Pursuant to purchase agreements with local hog farmers, Fengze pays the contracted purchase price in installments, with the total purchase price paid within a year of purchase. As such amounts have been repaid, we have seen decreased other payables.

Liabilities

Current liabilities as of March 31, 2010 totaled $1,916,487, a decrease of 43% from our December 31, 2009 balance. This decrease is due primarily to a decrease of $201,120 in account payables and a decrease of $1,217,493 in other payables related to completing payment of the purchase price of a pig farm.

Commitments for Capital Expenditures

At March 31, 2010, we had no commitments for capital expenditures. While we expect to spend approximately $960,000 to purchase purebred hogs for use at Fengze’s ninth farm, we have no commitment to do so at this time.

While we do not have any agreements, understandings or commitments at this time for such activities, we may purchase purebred hogs for approximately $1.4 million, open retail locations for approximately $1 million and may acquire one or more hog farms for approximately $2 million each. If we undertake any of these activities, we expect to do so without debt financing. Instead, we plan either to use our cash flow resources or proceeds of this offering to make such purchase. As such, any such expenditure would affect our available cash resources but would not affect any debt arrangements.

Principal Factors Affecting our Results of Operations

Revenues

We primarily derive our revenues from Fengze’s sale of hogs to brokers and slaughterhouses. Fengze breeds and raises hogs that are eventually sold as either breeder or meat hogs. Some of the hogs are bred and raised for the purpose of sale as meat hogs, while others become meat hogs because of customers do not select them as breeder hogs. For example, very few boars are required for breeding purposes, compared with sows. As approximately half of a litter will be boars, that half will generally grow into meat hogs.

Fengze also receives a lesser amount of money from government subsidies for operating its farms. Some of these subsidies are non-recurring, such as the payment Fengze receives when it reaches specified annual production capacities. Others, such as subsidies for hog insurance, are ongoing so long as Fengze qualifies.

Factors Affecting Revenues

The following factors affect the revenues we derive from our operations. For other factors affecting our revenues, see “Risk Factors—Risks Related to Our Business.”

Consumer demand for pork products. Consumer demand for pork products is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in consumer demand due to adverse general economic conditions, lower consumer confidence and changes in consumer preferences for pork as compared with other meats can lower the revenues and profitability of our operations. As a result, changes in consumer demand and general business cycles can subject our revenues to volatility.

Government action in our industry. Because pork occupies such a central role in the Chinese economy, the government has occasionally taken action to prevent the price of pork from dropping below specified levels and has provided subsidies to companies engaged in hog farming. We benefit from this protection, and we could be harmed if the government terminated such practices. In addition, the government has taken actions to prevent the spread of diseases among livestock, including mandatory culls of affected animals. These actions have occasionally resulted in relative shortages, which tend to lead to higher prices for healthy animals.

Competition. While the hog farming industry in Hubei province and Wuhan city features a large number of farms, a number of those farms are smaller farms that sell few hogs per year. We believe the incentives being given to farms that reach specified annual production capacities are likely to result in a consolidation of the industry. Fengze’s ability to qualify for these incentives for its operations allows it to receive non-recurrent revenue from the subsidies, as well as benefit from increased economies of scale in its operations.

Expansion. We believe we must continue to expand our production capacity to seize additional market share. Since 2006, Fengze has acquired 7 hog farms and completed building a ninth hog farm, which commenced operations in May 2010. If we fail to make acquisitions or expand our production capacity, our revenue growth could slow.

Epidemic outbreaks. The outbreak of animal diseases could adversely affect our revenues. An occurrence of serious animal diseases, such as foot-and-mouth disease, or any outbreak of other epidemics in the PRC affecting animals or humans might result in material disruptions to Fengze’s sales.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of goods sold. In raising hogs for sale, Fengze incurs a number of costs that factor in to costs of goods sold. It must purchase hog feed, premix components, medicines and other supplies to grow its hogs and keep them healthy. In addition to these items, cost of goods sold includes farm employee wages, water, electricity, equipment depreciation expense, maintenance expense, quarantine expense, sporadic equipment costs, insurance expense, and sewage charges.

General and administrative expenses. General and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our corporate, communication costs, gasoline, welfare expenses, education expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses, land rent, inventory gains and losses, amortization of land use rights, low value consumables, stamp duty expense, measure, design and monitoring charges, contractual performance obligations and office administrative and related expenses.

Research and Development Costs. Research and development costs include wages related to research and development personnel and expenses related to consumption of research materials.

Sales and Marketing Costs. Sales and Marketing Costs include salaries and wages public image promotion expenses for personnel involved in such activities.

Factors Affecting Expenses

Supplies and commodity prices. The largest component of our expenses relates to the price of materials required to breed and raise hogs for sale. Specifically, while Fengze ordinarily breeds its own hogs, it occasionally purchases breeding stock to continue to improve the genetic breeding pool. Similarly, the price of corn in China is important to Fengze’s operations, because the primary component of the hogs’ diet is corn. To the extent the prices of these materials vary, our cost of goods will fluctuate. For this reason, we may be affected by droughts, floods, crop diseases and the like, which tend to make feed more scarce and thus expensive.

Transition to public company. Once we complete this offering, we expect that our administrative costs will increase materially, as we need to comply with detailed reporting requirements.

Number of customers. The more customers Fengze has, the greater we expect selling expenses, travel expenses and the like will be. At present, Fengze is able to sell substantially all of its hogs within Wuhan, to a relatively small number of customers. We believe this concentration of customers has allowed us to focus our marketing and selling efforts in a relatively narrow area.

Number of farms we operate. Fengze has acquired or constructed a number of hog farms in the last several years. As Fengze operates more farms, our administrative expenses tend to increase in dollars but decrease as a percentage of revenues.

Advertising expense. If and when we open any retail locations, we expect that we will face increases in our advertising expenses to establish our brand image and retail recognition.

Results of Operations

	For the quarter ended March 31, 2010		For the quarter ended March 31, 2009
	$	%	$	%
Revenues	$4,469,944	—	$3,101,060	—
Cost of goods sold	2,603,953	58%	1,942,643	63%
Gross profit	1,865,991	42%	1,158,417	37%
Total operating expenses	180,085	4%	114,495	4%

Operating income	$1,685,906	38%	$1,043,922	33%

Revenues. Our revenues increased by approximately 44% from the three months ended March 31, 2009 to the three months ended March 31, 2010 as a result of growth in our hog breeding business and the expanding numbers of hog farms Fengze owns. Our revenue growth in the first quarter of 2010 was primarily a result of increased sales of both meat and breeder hogs.

As to breeder hogs, Fengze sold approximately 137% more breeder hogs in the first quarter of 2010 than in 2009, and Fengze sold those breeder hogs at an average price per hog that was approximately 1.7% higher than in 2009. As a result, sales attributable to breeder hogs increased by approximately 141%. All sales of breeder hogs in the first quarter of 2010 were from existing farms, so we attribute all of the increase in sales of breeder hogs to organic growth.

As to meat hogs, Fengze sold approximately 29% more meat hogs in the first quarter of 2010 than in the same period of 2009, and Fengze sold those meat hogs at an average price per hog that was approximately 5.3% lower than in 2009. As a result, sales attributable to meat hogs increased by approximately 22%. Fengze sold 3,491 more meat hogs in the first quarter of 2010 from existing farms than in the year of 2009 (organic growth).

Our revenues from meat hogs were greater than those from breeder hogs in both the first quarter of 2010 and 2009. In the first quarter of 2009, Fengze sold 2,494 breeder hogs and 11,893 meat hogs. In the first quarter of 2010, Fengze sold 5,917 breeder hogs and 15,384 meat hogs. The greater growth in sales attributable to breeder hogs caused aggregate sales from breeder hogs to account for approximately 30 % of sales in the first quarter of 2010, up from 18 % in the first quarter of 2009, compared with 70 % and 82 % for meat hogs in those respective periods.

Profit Margins. Our gross profit margins increased to 42% in the first quarter of 2010 from 37% in the same period of 2009 primarily as a result of the increased percentage of sales of breeder hogs (which sell for a higher profit margin than meat hogs), China’s implementation of a pork price stabilization policy and stable feeding costs of hogs. In the first quarter of 2010 we were able to expand Fengze’s breeder hog sales and contain costs, we successfully maintained the gross profit margins.

The gross margin for breeder hogs was 57 % and 55 % in the first quarter of 2010 and 2009, respectively, and the gross margin for meat hogs was 35% and 33% in the first quarter of 2010 and 2009, respectively. Breeder hogs accounted for 30% and 18% of the first quarter of 2010 and 2009 revenues, respectively, and meat hogs accounted for 70% and 82% of the first quarter of 2010 and 2009 revenues, respectively. Meat hogs accounted for 65% and 67% of the first quarter of 2010 and 2009 cost of goods sold, respectively.

Expenses. General and administrative expenses increased $54,640 in the three months ended March 31, 2010 compared to the three months ended March 31, 2009, primarily as a result of increase in the payroll expense and daily operating expenses.

Net Other Income. Net other income decreased from $162,318 in the first quarter of 2009 to ($12,228) in the first quarter of 2010, which represented a decrease of $174,546 or approximately 108%. This decrease was primarily the result of a decrease of $183,303 in governmental subsidy income. This government subsidy income decreased because of a reduction in available sewage subsidies for our company. We received this sewage subsidy for building a new biogas pond, been completed in 2009 and started to operate in the first quarter of 2010, in which we store waste products from our operations.

We have benefited from government grants and subsidies. In particular, Fengze received (a) one-time subsidies for pig farm construction of $0 and $164,452.53 during the first quarter of 2010 and 2009, respectively; and (b) $0 and $19,003.40 on recurring breeder hog subsidies from the government in the first quarter of 2010 and 2009, respectively. In addition, Fengze was not required to pay income tax for the first quarter of 2010 and 2009. We record all such subsidies as “subsidy income” in our financial statements.

While there is no guarantee that Fengze will continue to receive such subsidies in future periods, the government has taken no action to suggest that any changes to such subsidy levels or qualifications are currently contemplated. Government subsidies accounted for 0% and 15% of our net income in the first quarter of 2010 and 2009, respectively. Accordingly, while we benefit from these subsidies, we do not believe we are financially, legally or otherwise reliant on such subsidies for our operations.

Net Income. Our net income for the three months ended March 31, 2010 and 2009 were $1.67 million and $1.21 million, respectively. The increase in net income is primarily a result of efficient control and management of production costs, administrative expenses and animal diseases. By improving the health of Fengze’s hogs with the use of premix, we have been able to realize greater revenues due to decreased mortality (i.e., more hogs available for sale to the public), without being overly reliant on medicines.

We realized growth in our business due to (i) investment in hog farms since 2007, which increased our capacity and revenues, (ii) increases in the market price of breeder hogs, and (iii) increases in Fengze’s sales of breeder hogs.

Consolidated Statement of Cash Flows

In the three months ended March 31, 2010, our net increase in cash totaled $118,260 and was comprised of $520,016 provided by operating activities, $402,085 used in investing activities, and the effect of prevailing exchange rates provided on our cash position of $329.

In the three months ended March 31, 2009, our net increase in cash totaled $732,270 and consisted of $3,576,064 provided by operating activities, $3,190,934 used in investing activities, $346,771 provided by financing activities, and the effect of prevailing exchange rates on our cash position of $369.

Cash Used in Operating Activities

Net cash provided by operating activities in the three months ended March 31, 2010 totaled $520,016 . The activities were mainly comprised of our net income of $1,673,678, an increase in our inventories of $2,931 and a decrease in advances to suppliers of $1,848, a decrease in accounts payable of $201,173 and other payables of $1,217,794, and reconciling non cash transactions comprised of the followings: (i) $241,076 in depreciation and amortization, and (ii) $29,439 in inventory shrinkage. Inventory shrinkage consists of hog mortality prior to sale, along with the costs of disposal of such deceased hogs. Other payables decreased as a result of paying back the purchase price of one hog farm.

In the three months ended March 31, 2009, cash provided by operations totaled $3,576,064. The activities mainly consisted of an increase in inventories of $777,364, and a decrease in accrued payroll of $8,571. These increases were partially offset by a decrease in other current assets of $4,199, an increase in accounts payable of $226,889 and other payables of $2,469,531. Non-cash transactions consisted of (i) $424,515 in depreciation and amortization, and (ii) $30,625 in inventory shrinkage. The increase in other payables is a result of unpaid purchase price to a hog farm acquisition.

Cash Used in Investing Activities

Net cash used in investing activities for the three months ended March 31, 2010 totaled $402,085. The activities were primarily comprised of capital expenditures in biological assets.

In the three months ended March 31, 2009, our cash used in investing activities totaled $3,190,934. The activities were mainly comprised of $197,193 in purchase of construction in progress, $225,296 in biological assets, and $2,768,445 in plant and equipment.

Cash Provided by Financing Activities

For the three months ended March 31, 2010, net cash used in financing activities was $0.

For the three months ended March 31, 2009, cash provided by financing activities was $346,771. The activities were comprised of the payables due to related party, Ms. Hanying Li, for operation purpose.

Year Ended December 31, 2009 Compared to Year Ended

December 31, 2008

Capital Resources

The following table provides certain selected balance sheets comparisons between years ended December 31, 2009 and 2008:

	December 31,		Increase/ (Decrease)
	2009	2008
Cash	$2,022,295	$210,311	$1,811,984
Inventories	3,272,438	2,556,651	715,787
Advances to suppliers	84,951	11,792	73,159
Other current assets	24,147	7,142	17,005

Total current assets	5,403,831	2,785,896	2,617,935
Plant and equipment	7,780,342	4,815,590	2,964,752
Construction in progress	1,346,903	1,901,468	(554,565)
Biological assets	742,060	638,357	103,703
Intangible assets	731,699	749,250	(17,551)

Total assets	$16,004,835	$10,890,561	$5,114,274

Short-term loan	$658,164	$656,532	$1,632
Accounts payable	318,488	208,823	109,665
Other payables	1,793,921	1,024,424	769,497
Accrued payroll	13,034	20,525	(7,491)
Due to related parties	564,306	871,612	(307,306)

Total current liabilities	$3,347,913	$2,781,916	$565,997

We and Fengze maintain cash and cash equivalents in China. At December 31, 2009 and 2008, bank deposits were as follows:

	December 31,
Country	2009	2008
China	$2,022,295	$210,311

All of our cash balances at December 31, 2009 are in the form of RMB held in bank accounts at financial institutions located in the PRC. Cash held in banks in the PRC is not insured. The value of cash on deposit in China of approximately $2 million at December 31, 2009 has been converted based on the exchange rate as of December 31, 2009. In 1996, the Chinese government introduced regulations, which relaxed restrictions on the conversion of the RMB; however restrictions still remain, including but not limited to restrictions on foreign invested entities. Foreign invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to PRC government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in the PRC is not readily deployable by us for purposes outside of China.

Cash and Cash Equivalents

The increase of cash and cash equivalent resulted from business expansion in 2009. In 2009, with the new operation of hog farms, our revenues increased by $5,353,442 over 2008. With efficient cost and expense control, our net income increased $2,238,860 or 98% from 2008.

Plant and Equipment

The increase of $2,964,752 in plant and equipment was generated from the asset purchase of new hog farms and the construction of hog houses. We purchased hog farms from local smaller hog operators and rebuilt our uniform hog houses and sewage system at the same locations.

Construction in Progress

The decrease of $554,565 in construction in progress resulted from the completion of the construction of hog houses and sewage systems. The completed construction projects are reclassified to the plant and equipment account.

Other Payables

The increase of $769,497 in other payables came from the asset purchase of new facilities. Pursuant to the purchase agreements with local hog farmers, Fengze pays the contracted purchase price in installments, with the total purchase price paid within a year of purchase.

Liabilities

Current liabilities as of December 31, 2009 totaled $3,347,913, an increase of 20% from our December 31, 2008 balance. This increase is primarily due to an unpaid balance related to a pig farm acquisition.

Inventories

Inventories as of December 31, 2009 were $3,272,438, an increase of $715,787 compared to December 31, 2008. This increase is due primarily to an expansion of hog farms.

Commitments for Capital Expenditures

At December 31, 2009, we had no commitments for capital expenditures. While we expect to spend approximately $960,000 to purchase purebred hogs for use at Fengze’s ninth farm, we have no commitment to do so at this time. At present, Fengze has completed the first phase of construction at the farm, which will allow it to operate with an annual capacity of 10,000 hogs. We expect Fengze will begin the second phase, which will bring total annual capacity to 20,000 hogs, later in 2010 after completion of this offering. At present, however, we have no commitment for capital expenditures related to this second phase.

While we do not have any agreements, understandings or commitments at this time for such activities, we may purchase purebred hogs for approximately $1.4 million, open retail locations for approximately $1 million and may acquire one or more hog farms for approximately $2 million each. If we undertake any of these activities, we expect to do so without debt financing. Instead, we plan either to use our cash flow resources or proceeds of this offering to make such purchase. As such, any such expenditures would affect our available cash resources but would not affect any debt arrangements.

Results of Operations

	For the year ended December 31, 2009		For the year ended December 31, 2008
	$	%	$	%
Revenues	$12,550,533	—	$7,197,091	—
Cost of goods sold	7,752,191	62%	4,759,929	66%
Gross profit	4,798,342	38%	2,437,162	34%
Total operating expenses	425,846	3%	339,639	5%

Operating income	$4,372,496	35%	$2,097,523	29%

Revenues. Our revenues increased by approximately 74% from the year ended December 31, 2008 to the year ended December 31, 2009 as a result of growth in our hog breeding business and the expanding numbers of hog farms Fengze owns. Our revenue growth in 2009 was primarily a result of increased sales of both meat and breeder hogs.

As to breeder hogs, Fengze sold approximately 60% more breeder hogs in 2009 than in 2008, and Fengze sold those breeder hogs at an average price per hog that was approximately 16% higher than in 2008. As a result, sales attributable to breeder hogs increased by approximately 86%. All sales of breeder hogs in 2009 were from existing farms, so we attribute all of the increase in sales of breeder hogs to organic growth.

As to meat hogs, Fengze sold approximately 89% more meat hogs in 2009 than in 2008, and Fengze sold those meat hogs at an average price per hog that was approximately 11% lower than in 2008. As a result, sales attributable to meat hogs increased by approximately 68%. Fengze sold 12,379 more meat hogs in 2009 from existing farms than in 2008 (organic growth), and Fengze sold 10,153 meat hogs from an acquired farm in 2009 (acquisition growth).

Our revenues from meat hogs were greater than those from breeder hogs in both 2008 and 2009. In 2008, Fengze sold 10,847 breeder hogs and 25,285 meat hogs. In 2009, Fengze sold 17,367 breeder hogs and 47,817 meat hogs. The greater growth in sales attributable to breeder hogs caused aggregate sales from breeder hogs to account for approximately 39% of sales in 2009, up from 36% in 2008, compared with 61% and 64% for meat hogs in those respective periods.

Profit Margins. Our gross profit margins increased to 38% in the fiscal year of 2009 from 34% in the same period of 2008 primarily as a result of the increased percentage of sales of breeder hogs (which sell for a higher profit margin than meat hogs), China’s implementation of a pork price stabilization policy and stable feeding costs of hogs. In 2009 we were able to expand Fengze’s breeder hog sales and contain costs, we successfully maintained the gross profit margins.

The gross margin for breeder hogs was 59.13% and 51.86% in 2009 and 2008, respectively, and the gross margin for meat hogs was 24.98% and 23.57% in 2009 and 2008, respectively. Breeder hogs accounted for 38.80% and 36.39% of 2009 and 2008 revenues, respectively, and meat hogs accounted for 61.20% and 63.61% of 2009 and 2008 revenues, respectively. Breeder hogs accounted for 25.68% and 26.49% of 2009 and 2008 cost of goods sold, respectively, and meat hogs accounted for 74.32% and 73.51% of 2009 and 2008 cost of goods sold, respectively.

Expenses. General and administrative expenses increased $88,820 in the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily as a result of the opening of two new breeder hog farms. Payroll expense at the hog farms was majority of the increase in general and administrative expenses.

Net Other Income. Net other income decreased from $189,580 in fiscal 2008 to $153,467 in fiscal 2009, which represented a decrease of $36,113 or approximately 19%. This decrease was primarily the result of a decrease of $26,064 in governmental subsidy income. This government subsidy income decreased because of a reduction in available sewage subsidies for our company. We received this sewage subsidy for building a biogas pond in which we store waste products from our operations.

We have benefitted from government grants and subsidies. In particular, Fengze received (a) one-time subsidies for pig farm construction of $164,452.53 and $161,585.75 during 2009 and 2008, respectively; (b) $33,621.41 and $28,726.36 on recurring breeder hog subsidies from the government in 2009 and 2008, respectively; and (c) $16,445.25 and $50,271.12 non-recurring sewage subsidies (for building a biogas pond in which to store waste) from the government in 2009 and 2008, respectively. In addition, Fengze was not required to pay income tax for 2009 and 2008. We record all such subsidies as “subsidy income” in our financial statements.

While there is no guarantee that Fengze will continue to receive such subsidies in future periods, the government has taken no action to suggest that any changes to such subsidy levels or qualifications are currently contemplated. Government subsidies accounted for 4.73% and 10.52% of our net income in 2009 and 2008, respectively. Accordingly, while we benefit from these subsidies, we do not believe we are financially, legally or otherwise reliant on such subsidies for our operations.

Net Income. Our net income for the years ended December 31, 2009 and 2008 were $4.53 million and $2.29 million, respectively. The increase in net income is primarily a result of efficient control and management of production costs, administrative expenses and animal diseases. By improving the health of Fengze’s hogs with the use of premix, we have been able to realize greater revenues due to decreased mortality (i.e., more hogs available for sale to the public), without being overly reliant on medicines.

We realized growth in our business due to (i) investment in hog farms since 2007, which increased our capacity and revenues, (ii) increases in the market price of breeder hogs, and (iii) increases in Fengze’s sales of breeder hogs.

Consolidated Statement of Cash Flows

In the year ended December 31, 2009, our net increase in cash from operations totaled $1,810,487 and was comprised of $5,677,400 provided by operating activities, $3,557,323 used in investing activities, $309,590 used in financing activities, and the effect of prevailing exchange rates provided on our cash position of $1,497.

In the year ended December 31, 2008, our net decrease in cash from operations totaled $1,275,392 and consisted of $1,231,550 used in operating activities, $3,248,438 used in investing activities, $3,204,596 provided by financing activities, and the effect of prevailing exchange rates on our cash position of $367,607.

Cash Used in Operating Activities

Net cash provided by operating activities in the year ended December 31, 2009 totaled $5,677,400. The activities were mainly comprised of our net income of $4,525,963, an increase in our inventories of $850,254 and advances to suppliers of $73,090, a decrease in accounts payable of $109,087 and other payables of $769,497, and reconciling non cash transactions comprised of the followings: (i) $1,033,355 in depreciation and amortization, and (ii) $190,319 in inventory shrinkage. Inventory shrinkage consists of hog mortality prior to sale, along with the costs of disposal of such deceased hogs.

In the year ended December 31, 2008, cash used in operations totaled $1,231,550. The activities mainly consisted of an increase in inventories of $329,794, a decrease in accounts payable of $120,341 and other payables of $4,237,324. These increases were partially offset by a decrease in other current assets of $477,509 and advances to suppliers of $16,225, an increase in accrued payroll of $20,206. Non-cash transactions comprised of (i) $594,173 in depreciation and amortization, and (ii) $60,693 in inventory shrinkage. Other payables decreased as a result of paying back the purchase price of one hog farm and the construction cost of another hog farm.

Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2009 totaled $3,557,323. The activities were primarily comprised of capital expenditures in construction in progress of $290,116, biological assets of $431,014, and plant and equipment of $2,836,193.

In the year ended December 31, 2008, our cash used in investing activities totaled $3,248,438. The activities were mainly comprised of purchases of $1,888,064 in construction in progress, $264,271 in biological assets, and $1,042,097 in plant and equipment.

Cash Provided by Financing Activities

For the year ended December 31, 2009, net cash used in financing activities was $309,590. The activities were mainly comprised of repayment of due to related parties of $309,590. In preparation for this offering, our company determined to repay such amounts so that no amounts were due to related parties by December 31, 2009.

For the year ended December 31, 2008, cash provided by financing activities was $3,204,596. The activities were comprised of $2,729,004 from capital contributions from our shareholders, and $475,592 in repayment of loans made by related parties. The capital contribution was consisted of Ms. Hanying Li contributing capital to Fengze prior to the time that Fengze became a variable interest entity of Tianli. The contribution was made in order to allow Fengze to build its ninth farm and to pay acquisition expenses associated with the acquisition of a farm in 2008.

Off Balance Sheet Items

Under SEC regulations, we are required to disclose our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

•	any obligation under certain guarantee contracts,

•	any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

•

any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and

•

any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, purchase commitments and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Expected Trends Affecting Results of Operations

We believe the following trends are likely to affect our industry and, as a result, our company, if they continue in the future.

1. In 2009 and the first quarter of 2010, we witnessed increasing sales prices and volume of sales of breeder hogs. We have since seen the volume trend continue and have seen prices begin to stabilize for breeder hogs. As a result, we believe our organic growth from Fengze’s sales of breeder hogs is likely to continue for the near term.

2. In 2009 and the first quarter of 2010, we saw decreasing sales prices for meat hogs, which were offset by increased volume of sales of meat hogs. Since April 2010, we have seen the volume trend continue and have seen prices begin to stabilize for meat hogs. As a result, we believe our organic growth from Fengze’s sales of meat hogs is likely to continue for the near term, albeit at a slower rate than breeder hog sales.

3. We believe that Fengze’s ninth hog farm will allow us to benefit from the continued demand for hogs in Wuhan. Although hog prices are not increasing at the same rate as in the past, we believe that the volume increases have justified continued acquisitions of hog farms as a growth strategy.

4. We believe that the current floor price on pork is a risk control mechanism implemented by China central government to stabilize the pork price, to reduce panic among pig farmers and consumers, to reduce criticism to the Chinese central government and to prevent significant changes to the consumer price index. Because of the importance the Chinese government attaches to making pork affordable to consumers but viable for farmers, we expect that such floor prices are likely to continue for so long as the Chinese government believes that a failure to have such floors in place would increase price volatility beyond a level acceptable to the government. While we do not expect the termination of such floor prices, if that were to occur, then we would expect to see material price volatility in our industry.

5. We believe the current trend toward development of new, larger hog farms and consolidation of existing hog farms will continue. In particular, we believe that local governments’ policies of granting subsidies to farms that reach production capacities of 10,000 or 20,000 hogs will continue until the government believes it has sufficient local hog farms to meet its perceived demand for pork products.

6. We believe that continued growth in production of hogs in China could have a material effect on our industry if demand does not increase at a similar rate, particularly if pork floor prices are relaxed or discontinued.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this prospectus. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

Revenues generated from the sales of breeding and selling hogs are recognized when these products are delivered to customers in accordance with previously agreed upon pricing and delivery arrangements, and the collectability of these sales is reasonably assured. Accordingly, no provision has been made for returnable goods.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results when ultimately realized could differ from those estimates. Significant estimates in the quarters ended March 31, 2010 and 2009 and the years ended December 31, 2009 and 2008 include the allowance for doubtful accounts of accounts receivable, the useful life of plant and equipment, intangible assets, and biological assets.

Fair Value of Financial Instruments

We follow ASC 820, “Fair Value Measurements and Disclosures,” (SFAS 157), as amended by Financial Accounting Standards Board (FASB) Financial Staff Position (FSP) No. 157-2, on the effective date of FASB Statement No. 157. Those provisions relate to our financial assets and liabilities carried at fair value and our fair value disclosures related to financial assets and liabilities. ASC 820 (SFAS 157) defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements—Level 1, meaning the use of quoted prices for identical instruments in active markets; Level 2, meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3, meaning the use of unobservable inputs. Observable market data should be used when available. We did not have financial instruments during the quarters ended March 31, 2010 or 2009 or the years ended December 31, 2009 and 2008.

Comprehensive Income

We follow ASC 205, “Presentation of Financial Statements,” and ASC 220 (SFAS 130), “Reporting Comprehensive Income,” to recognize the elements of comprehensive income. Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. Comprehensive income for the first quarter of 2010 and fiscal 2009 and 2008 included net income and foreign currency translation adjustments.

Impairment of Long-lived Assets

In accordance with ASC 360-10 (SFAS 144), “Impairment or Disposal of Long-Lived Assets”, we periodically review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the estimated fair value and the book value of the underlying asset. We did not record any impairment charges during the years ended December 31, 2009 and 2008, respectively.

Recent Accounting Pronouncements

EITF Issue No. 07-5 (ASC 815) “Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07-5) was issued in June 2008 to clarify how to determine whether certain instruments or features were indexed to an entity’s own stock under EITF Issue No. 01-6 (ASC 815), “The Meaning of “Indexed to a Company’s Own Stock” (EITF 01-6) (ASC 815). EITF 07-5 (ASC 815), applies to any freestanding financial instrument (or embedded feature) that has all of the characteristics of a derivative as defined in FAS 133 (ASC 815), for purposes of determining whether that instrument (or embedded feature) qualifies for the first part of the paragraph 11(a) scope exception. It is also applicable to any freestanding financial instrument (e.g., gross physically settled warrants) that is potentially settled in an entity’s own stock, regardless of whether it has all of the characteristics of a derivative as defined in FAS 133 (ASC 815), for purposes of determining whether to apply EITF 00-19 (ASC 815). EITF 07-5(ASC 815) does not apply to share-based payment awards within the scope of FAS 123(R), Share-Based Payment (FAS 123(R) (ASC 718)). However, an equity-linked financial instrument issued to investors to establish a market-based measure of the fair value of employee stock options is not within the scope of FAS 123(R) (ASC 718) and therefore is subject to EITF 07-5(ASC 815).

In January 2009, the FASB issued FSP EITF 99-20-1 (ASC 325), to amend the impairment guidance in EITF Issue No. 99-20 (ASC 325) in order to achieve more consistent determination of whether an other-than-temporary impairment has occurred. This FSP amended EITF 99-20 (ASC 325) to more closely align the other-than-temporary impairment guidance therein to the guidance in Statement No. 115 (ASC 320, 10-35-31). Retrospective application to a prior interim or annual period is prohibited.

On June 5, 2003, the United States Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), as amended by SEC Release No. 33-9072 on October 13, 2009. Commencing with its annual report for the year ending December 31, 2010, the Company will be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

•	Of management’s responsibility for establishing and maintaining adequate internal control over its financial reporting;

•	Of management’s assessment of the effectiveness of its internal control over financial reporting as of year end; and

•	Of the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting.

Furthermore, it is required to file the auditor’s attestation report separately on the Company’s internal control over financial reporting on whether it believes that the Company has maintained, in all material respects, effective internal control over financial reporting.

In June 2009, the FASB approved the “FASB Accounting Standards Codification” (“ASC”) as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009. ASC does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. ASC also includes all relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections within the Codification. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issue Task Force Abstracts, but instead will issue Accounting Standard Updates (“ASUs”). ASUs will not be considered “authoritative” in their own right as they serve only to update the Codification by providing the basis for conclusions on the change(s) in the Codification. ASC is effective for interim and annual periods ending after September 15, 2009, and the principle impact on our financial statements is limited to disclosures, as all references to authoritative accounting literature will now be referenced in accordance with the ASC Codification.

In August 2009, the FASB issued the FASB Accounting Standards Update (ASU) No. 2009-04 “Accounting for Redeemable Equity Instruments—Amendment to ASC 480-10-S99,” which represents an update to ASC Section 480-10-S99, distinguishing liabilities from equity, per EITF Topic D-98, Classification and Measurement of Redeemable Securities. The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued the FASB Accounting Standards Update (ASU) No. 2009-05 “Fair Value Measurement and Disclosures (ASC Topic 820) – Measuring Liabilities at Fair Value”, which provides amendments to ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses: a. The quoted price of the identical liability when traded as an asset b. Quoted prices for similar liabilities or similar liabilities when traded as assets. 2. Another valuation technique that is consistent with the principles of ASC 820; two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update (ASU) No. 2009-08 “Earnings Per Share – Amendments to Section 260-10-S99,” which represents technical corrections to ASC 260-10-S99, Earnings per share, based on EITF Topic D-53, Computation of Earnings Per Share for a Period that includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update (ASU) No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”. This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-

Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update (ASU) No. 2009-12 “Fair Value Measurements and Disclosures Topic 820 – Investment in Certain Entities That Calculate Net Assets Value Per Share (or Its Equivalent)”, which provides amendments to ASC Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments in this update permit, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this update on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of ASC Topic 946 as of the reporting entity’s measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with ASC Topic 820. The amendments in this update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this update, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments (for example, a contractual commitment by the investor to invest a specified amount of additional capital at a future date to fund investments that will be make by the investee), and the investment strategies of the investees. The major category of investment is required to be determined on the basis of the nature and risks of the investment in a manner consistent with the guidance for major security types in U.S. GAAP on investments in debt and equity securities in paragraph ASC 320-10-50-1B. The disclosures are required for all investments within the scope of the amendments in this update regardless of whether the fair value of the investment is measured using the practical expedient. The Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

OUR BUSINESS

Our Company

Our company is in the business of research and development, raising, breeding and selling hogs in the People’s Republic of China. We operate our business through contractual arrangements between our wholly-owned subsidiary, WFOE and our variable interest entity, Fengze. Fengze’s efforts are focused on growing healthy, hearty hogs for sale for breeding and meat purposes. We believe Fengze’s location in Hubei and investment in breeding and farming technology position us well to reach these goals.

Fengze entered the hog breeding and production business in 2005 when it built its first hog farm. In this business, Fengze mainly sells hogs for slaughter and breeding stock. Fengze currently owns and operates nine commercial farms in Wuhan. These farms raise and sell hogs for both breeding and meat purposes. Fengze’s farms, in the aggregate, have an annual production capacity of approximately 110,000 hogs (approximately 130,000 hogs once the ninth farm reaches operating capacity). As to our ninth farm, Fengze has completed its first phase of construction, which will allow it to operate at a capacity of 10,000 hogs. We expect that Fengze will begin the second phase, which will bring total annual capacity to 20,000 hogs, later in 2010 after completion of this offering. At present, however, we have no commitment for capital expenditure for this second phase.

Fengze conducts genetic, breeding and nutrition research to improve production capabilities. Fengze’s animal nutrition research consists of the research and development of premix for use in its hog farms. In coordination with a local institute, Fengze has developed this product to improve its feed to meat conversion ratio, improve the health of its hogs and reduce its feeding costs.

We currently derive substantially all of our revenues from hog farming. While Fengze receives a nominal amount of revenue from the sale of hog waste products, it is not a current focus of our company. We anticipate in the future, however, that we may convert some waste products into other products such as manure and fish feed for sale. Finally, we are currently investigating the establishment of a vertically integrated chain culminating in retail locations to sell our pork products so that we may further benefit from our reputation for producing high-quality, low pollution and low-additive pork products. We believe we have developed a reputation for quality in our market by virtue of investing in technology to improve the health of our hogs by, for example, using temperature control to increase comfort and speed piglet rearing and creating a biofeed premix that has improved our success in growing hogs while reducing costs. We believe we have a reputation for low pollution by virtue of receiving a certificate of pollution-free agricultural product from Hubei province. We believe we have a reputation for low-additive pork products as a result of our biofeed premix, which allows us to reduce our reliance on antibiotics, and by efforts we have undertaken to reduce disease risks among our hogs that do not require chemicals, such as maintaining the geographic separation between Fengze’s farms and efforts to prevent cross-contamination. See “Our Business – Our Opportunity and Competitive Strengths.” While we do not have any agreements or commitments to do so, we anticipate opening a number of retail stores in Wuhan, China to feature our products. To the extent we determine to develop this retail store concept, we expect that we may need to acquire, construct or enter into agreements with slaughterhouses and pork processing plants in order to ensure that we are able to maintain the quality of our pork products from our farms to our retail stores.

Industry and Market Background

China is the world’s largest hog producing and pork consuming country. China has accounted for nearly half of both the world’s pork production and consumption for more than five years. Indeed, United Nations Food and Agricultural Organization statistics show that China has more hogs than the next 43 pork-producing countries combined. According to the U.S. Department of Agriculture, China is again expected to be the driving force behind global pork production and consumption in 2010.

China’s Demand for Pork

Not only does China consume more pork in the aggregate than any other country; Chinese per-capita pork consumption is among the highest in the world, as pork is China’s most popular meat. China consumes over 600 million pigs a year. While the average Chinese consumes approximately one-half of a pig per year, the average American consumes approximately one-third of a pig per year.

From 1990 through 2007, meat consumption in China doubled. In terms of meat consumption in China, beef accounts for approximately 9%, poultry for approximately 21% and pork for approximately 65% of total Chinese meat consumption, according to the National Statistics Bureau of China.

China’s 2010 projected per-capita pork consumption places it behind the European Union but ahead of the United States. China’s pork consumption has more than quadrupled since 1981. Consumption of pork in China has grown from 31.19 kilograms in 2000 to an estimated 37.50 kilograms per person in 2010. During the same period in America, per capita consumption decreased from 29.9 kilograms in 2000 to an estimated 27.6 kilograms per person in 2010.

The USDA Foreign Agricultural Service in March 2010 projected that Chinese total pork consumption in 2010 will rise nearly four percent to approximately 50.56 million metric tons, which follows a five percent increase in 2009.

Year	Tons of Pork Consumed	Year	Tons of Pork Consumed	Year	Tons of Pork Consumed
1981	11,718,000	1991	24,255,000	2001	40,370,000
1982	12,488,000	1992	26,236,000	2002	41,015,000
1983	12,913,000	1993	28,394,000	2003	42,113,000
1984	14,174,000	1994	31,867,000	2004	43,010,000
1985	16,284,000	1995	36,382,000	2005	45,139,000
1986	17,767,000	1996	31,447,000	2006	46,051,000
1987	18,149,000	1997	35,776,000	2007	42,726,000
1988	20,006,000	1998	38,694,000	2008	46,413,000
1989	21,025,000	1999	39,970,000	2009	48,732,000
1990	22,573,000	2000	39,581,000	2010 (estimate)	50,560,000

The 2010 projection is based on the following factors:

•	strong consumer preference for pork as the meat of choice in China;

•	projected economic growth in 2010 of nearly 9% over 2009;

•	relatively low pork prices; and

•

large numbers of migrant workers (mostly farmers) who lost their city jobs in 2008 and returned to the farm, as they returned to urban areas in 2009 and 2010, again becoming consumers of pork rather than producers.

China’s Supply of Pork

China’s production of pork has more than quadrupled since 1981. According to USDA statistics and estimates, China is projected to produce approximately 50.6 million metric tons of pork in 2010.

Year	Tons of Pork Produced	Year	Tons of Pork Produced	Year	Tons of Pork Produced
1981	11,884,000	1991	24,523,000	2001	40,517,000
1982	12,718,000	1992	26,353,000	2002	41,231,000
1983	13,161,000	1993	28,544,000	2003	42,386,000
1984	14,447,000	1994	32,048,000	2004	43,410,000
1985	16,547,000	1995	36,484,000	2005	45,553,000
1986	17,960,000	1996	31,580,000	2006	46,505,000
1987	18,349,000	1997	35,963,000	2007	42,878,000
1988	20,176,000	1998	38,837,000	2008	46,205,000
1989	21,228,000	1999	40,056,000	2009	48,890,000
1990	22,808,000	2000	39,660,000	2010 (estimate)	50,600,000

As a result of imports of pork products, China’s total supply of pork has recently exceeded its production. From 1981 through 1994, Chinese production and total supply have been essentially equal, according to USDA statistics and estimates. From 1995 through 2010 (estimated), China has had a total supply of pork that exceeds its production by the amounts in the following table. For example, in 1995, total pork supply in China was approximately 36,487,000 metric tons, which exceeded domestic pork production of 36,484,000 by approximately 3,000 metric tons. Because China exports pork to other countries, the following table should not be interpreted as the amount of pork imported, which may be higher in each year presented.

Year	Tons of Pork Supply Exceeding Production	Year	Tons of Pork Supply Exceeding Production
1995	3,000	2003	124,000
1996	2,000	2004	137,000
1997	14,000	2005	88,000
1998	60,000	2006	90,000
1999	57,000	2007	198,000
2000	65,000	2008	431,000
2001	76,000	2009	194,000
2002	91,000	2010 (estimate)	320,000

The Chinese government seeks to balance supply and demand by setting goals for swine and productive sow inventories. In 2009, the national end-of-year swine and productive sow inventories rose approximately 1.32% and 0.64%, respectively, to approximately 469 million and 49.1 million head from 2008, both of which were higher than target levels. Current Chinese government guidance is for swine inventory to 410 million head, with productive sows accounting for not more than 10% of this amount. According to the Ministry of Agriculture, 2009 actual inventories exceeded all of these guidelines.

Month	Total Hogs	Productive Sows	Hogs per Sow
January	456,160,000	50,100,000	10.98
February	445,940,000	49,870,000	11.18
March	448,610,000	49,420,000	11.02
April	454,890,000	49,220,000	10.82
May	453,250,000	48,800,000	10.77
June	447,200,000	48,300,000	10.80
July	450,060,000	48,060,000	10.68
August	458,160,000	48,160,000	10.51
September	465,160,000	48,400,000	10.41
October	469,210,000	48,750,000	10.39
November	465,900,000	48,700,000	10.45
December	469,000,000	49,100,000	10.47

The USDA Foreign Agricultural Service expects that China’s efforts to reduce its inventories to desired levels may be difficult because current sow inventory is considered more productive than it was at the same time the previous year, as hog farmers increased slaughter of old and low-yield sows in late 2008 and early 2009 before pork prices began to fall. As a result, China’s current sow supply is expected to be comparatively productive.

Because of increases in Chinese pork production in 2009 and Chinese bans of U.S. pork and live swine after April 27, 2009 as a result of human cases of A-H1N1 influenza, Chinese pork imports decreased by roughly one-third in 2009 to approximately 650,000 metric tons, or approximately 1.2% of China’s total pork supply. The USDA Foreign Agricultural Service currently expects Chinese imports of pork to recover in 2010 despite increased production in China as a result of a stronger Chinese economy in 2010. Chinese live hog imports are expected by the USDA Foreign Agricultural Service to be approximately 5,000 in 2010.

The USDA expects Chinese pork exports in 2010 to increase by approximately 3% to 240,000 metric tons as a result of increased demand in export markets. Hong Kong accounts for approximately one half of China’s pork exports. Total live hog exports from China are expected to increase by nearly 4% in 2010 to approximately 1.78 million hogs.

Pricing Considerations

While the average price for pork has steadily increased, there have been several recent developments that affected both the supply of hogs and the price of pork. In particular, in 2007, tens of millions of pigs were killed in China as a result of Blue Ear disease, which resulted in inflation in pork prices, particularly as it followed 2006, when pork prices dropped. The following chart, derived from U.S. Department of Agriculture statistics, shows the effective price of hogs in China, assuming a nominal 1984 price of $100.

Year	Price ($)	Year	Price ($)	Year	Price ($)
1984	100	1992	103	2000	85
1985	121	1993	122	2002	98
1986	126	1994	177	2003	101
1987	124	1995	179	2004	116
1988	179	1996	119	2005	110
1989	166	1997	113	2006	88
1990	103	1998	91	2007	132
1991	90	1999	71	2008	191

More recently, prices began to drop in 2009 to such a level that the central government implemented a policy designed to set a price floor for pork. This price drop occurred as a result of oversupply of hogs in 2008. In particular, the number of sows on hand reached approximately 48.6 million, well above the national macroeconomic target of 41 million. As a result of this drop in pork prices below a level at which farmers could receive adequate returns, the Chinese central government implemented a policy to repurchase pork for state reserves in if the ratio of pork price to grain price falls below 6 to 1 for four weeks. On June 13, 2009, China’s Ministry of Commerce (“MOFCOM”), together with China’s Ministry of Finance and the National Development and Reform Commission (“NDRC”), started the purchase and reserve of domestic frozen pork to set the processing enterprises and the purchase and reserve prices. In June 2009, the central government announced a purchase of 120,000 metric tons, after which purchase prices increased immediately. In late February 2010, the ratio fell below 6:1 and remained there through April 2010. On April 16, 2010, CCTV reported that a few local governments had begun to purchase pork for government reserves in order to bolster prices and improve farmer returns. Although this purchasing policy has resulted in the temporary stabilization of pork prices, there is no guarantee that the policy will be maintained.

We expect that an immediate termination of this policy might result in material decreases in the price of pork (and, as a result, meat and breeder hogs) and might then lead to underproduction if prices dropped below an economically feasible level for farmers. Nevertheless, as food costs make up approximately one-third of Chinese inflation figures according to a recent Wall Street Journal article, we also believe that the Chinese government is likely to move deliberately in implementing any changes to this stabilization policy. China’s current policies seek to balance the goal of making pork affordable to typical consumers against the need to ensure that hog farming remains a viable business in China.

China’s Hog Industry

China’s hog industry is in the midst of a transition from a large number of small household farms to larger, more commercial farms. Meat hog production in the PRC is currently dominated by backyard farms (those that sell 5-10 hogs annually) and small farms (those that sell less than 100 hogs annually). Farms that sell less than 100 hogs per year comprise approximately 75% of the hog farms in China and account for approximately one-third of the hogs sold annually in China. These farms sell their products to local rural markets. Farms that sell between 100 and 500 head a year account for 21% of China’s hog farms and approximately one-third of the hogs sold annually in China. Farms that sell between 500 and 3,000 hogs represent less than 3% of China’s hog farms but account for approximately 19% of the hogs sold in China. Those that sell more than 3,000 hogs annually account for less than one-half of a percent of all hog farms but sell more than 15% of China’s hogs annually.

According to the USDA, China’s hog industry has transitioned toward larger commercial farms partly as a result of government efforts to encourage such growth. In 2009, the Chinese government gave subsidies worth approximately $366 million to invest in larger farms, $95 million to subsidize high-quality breeding swine and $307 million to large hog-producing counties. These subsidies have resulted in a shift toward larger farms, which benefit disproportionately from such incentives.

Our Geographic Market

Fengze’s farms are located in Wuhan, which is the capital of and largest city in Hubei.

Hubei Province

Hubei is a centrally located province with more than 60 million residents, giving it approximately the same population as Italy. Hubei houses thirteen prefecture-level cities that range in population from approximately 300,000 to over 8 million residents. Its 2008 gross domestic product (“GDP”) was approximately $163 billion dollars, slightly more than Hungary’s gross domestic product.

The main pork-producing areas in China, with 80 percent of the country’s output, consist of the Yangtze River valley, Central China, Northeast China and the Guangxi/Guangdong area. Within these regions Sichuan province, Henan province, Hubei province and Shandong province specialize in hog production.

Due to its central location, Hubei is well-known in China for the adaptability of its breeder hogs. Breeder hogs from the southern part of China tend not to tolerate the cold weather in northern China; similarly, breeder hogs from the northern part of China tend not to tolerate the heat of southern China. We have found that breeder hogs raised in Hubei tend to adapt well to variations in both the north and south of China.

Wuhan City

Wuhan is the capital and largest city in Hubei. More than 9.7 million people live in Wuhan’s 13 districts, including more than 6.6 million in the urban center. Wuhan is one of China’s ten largest cities, and it is considered an important center for economy, trade, finance, transportation, information technology, and education in Central China. In 2008, the United States opened a Consulate General in Wuhan, its first new diplomatic post in China in more than 20 years, in recognition of the increasing economic, educational, political, cultural, and commercial importance of Central China.

The world’s third largest river, the Yangtze, meets with the Hanshui River in Wuhan, providing a strategic location for the city. The geographical location has also contributed to the city’s role as the industrial, financial and commercial centre of inland China. Wuhan is located less than 800 miles from Shanghai, Beijing, Guangzhou, Tianjin, Chongqing and Xi’an, some of China’s largest cities. In addition, Wuhan is within 400 miles of several secondary cities such as Changsha (capital of Hunan province), Zhengzhou (capital of Henan province), Nanchang (capital of Jiangxi province), Luoyang and Jiujiang.

Wuhan’s GDP accounts for more than one-third of the total in Hubei. Compared nationally, both Hubei and Wuhan’s GDP growth rates have been higher than the national average. Wuhan’s per-capita disposable income rate has grown at an average rate of more than 10% per year from 1997 through 2008.

Wuhan’s government was one of the first local governments to provide economic incentives to hog farms that reached certain production levels. Farms located within Wuhan prefecture that reach an annual production capacity of 10,000 hogs are eligible for a one-time grant of RMB 1.5 million (approximately $219,388). When a farm reaches 20,000 hog capacity, it is eligible for a grant of RMB 3 million (approximately $438,776), including any previous grant it received when its capacity reached 10,000 hogs. These policies have resulted in the mergers and acquisitions of local farms and the construction of new, higher capacity farms in Wuhan.

Our Hogs

Fengze raises a variety of hogs at its farms. The primary purebred varieties Fengze raises are the Yorkshire, Landrace and Duroc. Fengze raises both purebred and cross-bred hogs.

The Yorkshire originated in England in the late 1700s from crossing hogs from Canton, China with pigs from Yorkshire, England. Yorkshires are large-framed and late-maturing. While they tend to have poor ham development, they are valued for their ruggedness and ability to withstand a wide variety of climates. Yorkshire sows are noted for their reproductive capacity, leading to frequent use of Yorkshires as the maternal line in crossbreeding or hybrid programs. Yorkshire hogs are commonly crossed with Landrace hogs. Durocs are often used as the terminal sire in crossbreeding. Yorkshires are known for their rapid growth and high rate of lean meat. These factors result in more meat per hog and lower levels of fat, meeting current consumer preferences.

The Landrace was developed in Denmark by breeding native Danish hogs with Yorkshires. Landraces were not exported from Denmark until World War II. Landraces are noted for their early, rapid growth. Their weight at weaning tends to be higher than that of other hog breeds. Landraces are less prolific breeders than Yorkshires but are noted for their ability to farrow and raise large litters. Landraces are known for their bacon, ham and loin production and high rate of lean meat.

The Duroc originated in the United States in the 1800s. Durocs are large-framed, late-maturing hogs. While purebred Durocs produce relatively small litters and while Duroc sows are not favored for crosses, Duroc boars are well-regarded for cross-breeding purposes. In particular, crosses between Duroc boars and Landrace/Yorkshire cross sows are considered very suitable for bacon production. Durocs are recognized as superior genetic sources for improving eating qualities of pork. Due to their muscle quality advantages and their fast growth rate, Durocs are considered an outstanding terminal sire choice to produce meat hogs.

Meat Hogs and Breeder Hogs

Fengze sells approximately 39% of its hogs as breeder hogs and approximately 61% of its hogs as meat hogs. Generally speaking, we prefer to sell hogs as breeder hogs when possible, since we are able to achieve a higher profit margin for sales of breeder hogs than we are able to achieve for sales of meat hogs. Breeder hogs are sold when they are younger and have consumed fewer of resources.

Fengze’s breeder hogs consist of purebreds (Yorkshire and Landrace) and certain crossbreeds (Yorkshire/Landrace, Yorkshire/Landrace/Duroc that display favorable genetic breeding traits. Fengze raises these breeder hogs both for use in its farms and for sale throughout China to other farms for use in their own reproduction programs. Fengze’s breeder sows are used to gestate and produce piglets for future sale for both breeder and meat hog purposes.

Fengze’s meat hogs consist of those hogs that do not meet breeder hog standards. As noted above, certain hog combinations are not valued for breeding purposes. For example, Duroc sows are not generally considered for breeder hog purposes, other than for use in breeding purebred Durocs. In addition, some of the hogs Fengze would prefer to sell as breeder hogs are not selected by purchasers for that purpose. In either of these cases, Fengze continues to raise the hogs for sale as meat hogs.

Our Breeding Efforts

A key element of breeding hogs is ensuring that a hog farm’s resources are devoted to using as breeding sows those sows most likely to give birth frequently to large healthy litters that display the attributes that our customers prefer. As a result, Fengze devotes efforts to genetically cataloguing its sows, so that it can identify purebred and first-cross hogs to maintain Fengze’s purebred nucleus herd for fidelity to breed standards and to develop the most favorable parent line sows for commercial market hog production. Fengze earnotches and tags piglets shortly after birth so that it can easily identify them at weaning, when they are no longer kept with their mothers.

Once Fengze has properly identified hogs, it is able to screen potential breeders for favorable qualities. Trained employees mark obvious culls before an ultrasound scanning technician measures and records loin eye area and backfat depth. Fengze also reviews such features as feet and leg soundness, skeletal structure, speed of growth, number of live births per sow, litter birth weight, number of piglets weaned and weaning weight. Fengze’s farrowing house manager is authorized to cull any hog with a temperament he believes is not suited to breeding.

Fengze relies on a combination of performance data and visual appraisals of breeder hogs for selection purposes. The performance data approach involves looking at key performance traits, from growth rates and backfat depth to pounds of lean carcass yield and milking ability, to calculate terminal sire, sow productivity and maternal line indices. Fengze indexes purebred sows monthly and selects the top 20% to maintain its nucleus herd. Having established the baseline herd level, Fengze then experiments with combinations of boars and sows to continue to improve the characteristics of its hogs. The visual approach recognizes that some hogs may have been bred ideally and still not be appropriate candidates for breeding due to physical problems. Fengze visually evaluates the integrity of the key systems for breeder sows: reproductive systems, mammary systems and skeletal systems (in particular food and leg integrity). When sows display issues with these systems, Fengze excludes them from the breeding pool.

This information about hog characteristics is used in combination with actual sire, dam and birth records to calculate a maternal index and rank the candidate gilts from best to worst. The number of gilts retained for breeding depends on the need for replacements. Normally, at least the bottom 20% of potential breeding sows are culled during this process.

In addition to selecting the most favorable breeding stock, Fengze also considers replacing hogs that display the following characteristics:

1.	On average, each quality sow can give birth for 3 to 4 years, and can give birth 6 to 8.5 times during her life. Where a sow has given birth for more than 3 years, and typically gives birth to no more than 5 piglets each time, Fengze considers replacing them.

2.	Where a sow displays continuous false pregnancy 3 times, Fengze considers replacing them with more productive ones. Sows that display false pregnancies appear to be pregnant for 1 to 2 months although they are not actually pregnant.

3.	Approximately 10 days after weaning a litter of piglets, sows go into heat. This fertile period will last for 20 days (day 10 to day 30 after weaning). Fengze considers replacing breeding sows that repeatedly fail to get pregnant during such fertile periods with more productive ones.

4.	Fengze replaces hogs with disease-related problems.

Our Premix

We believe one of the most challenging issues in the hog production industry is the growing variety and variability of swine diseases. Many hog farms manage these diseases through the use of antibiotic drugs. In addition to administering these antibiotics directly, many commercial hog farms in China also use antibiotics in premix feed, without regard to whether particular hogs require treatment. Heavy use of these drugs in China has resulted in pork with drug residues and excess levels of heavy metals.

We have sought to avoid the use of what we view as excessive amounts of antibiotics in our hogs. After years of research and development in cooperation with our consultant, Professor Ming Li of China Central Teachers University, Fengze has developed its own premix, which it uses instead of commercially available biofeed premixes. Fengze’s premix contains no antibiotics, and, according to testing by Hubei Province Import & Export Commodity Inspection and Quarantine Bureau, Fengze’s pork products test negative for drug residues and fall within industry standards for heavy metals.

By developing its own premix, Fengze has greatly reduced feed costs. Without using this premix, we would expect Fengze’s feed costs to mirror those typically found in our market. In Wuhan, feed costs currently account for approximately 61% and 27% of the total cost of meat and breeding hogs, respectively. For meat hogs sold at around 240 pounds, the current selling price is around RMB 1,300 (approximately $190), and the feed expense is around RMB 800 (approximately $117). For breeder hogs, the feed cost is lower both because they are typically sold at a younger age when they have consumed less feed. Breeder hogs are typically sold when they weigh approximately 120 pounds. The current selling price is also around RMB 1,300 (approximately $190); however, the feed expense is only RMB 350 (approximately $51).

Fengze’s premix adds live microbes to swine feed, resulting in better absorption of the feed and a generally healthier intestinal system in Fengze’s hogs than they would have without the application of these beneficial bacteria. Greater absorption of feed results in lower waste and a reduction of between 10%-12% in feed costs. In addition, because Fengze uses these bacteria to improve the hogs’ health, we have seen savings on drug costs of approximately RMB 10 (approximately $1.50) per hog before sale. Accordingly, we have seen the following savings in hogs as a result of Fengze’s premix.

	Industry Typical Feed Cost per Hog Prior to Sale	Premix Savings – Cost of Feed Required Prior to Sale	Premix Savings – Drug Costs	Premix Savings – Total	Our Typical Feed Cost per Hog Prior to Sale
Meat Hogs	RMB 800 (~$117)	RMB 80 – 96 (~$12 – 14)	RMB 10 (~$1.50)	RMB 90 – 106 (~$13 – 16)	RMB 694 – 710 (~$102 – 104)
Breeder Hogs	RMB 350 (~$51)	RMB 35 – 42 (~$5 – 6)	RMB 10 (~$1.50)	RMB 45 – 52 (~$7 – 8)	RMB 298 – 305 (~$44 – 45)

Our Hog Farms

Each of Fengze’s hog farms is designed to raise hogs from breeding through preparation for sale as breeder or meat hogs. While there are differences among Fengze’s farms, they follow the same basic organizational model, with separate buildings dedicated to sow operations, nursery operations and finishing operations. In addition to these specific functional buildings, Fengze’s hog farms also feature a limited amount of housing for farmers for the benefit of farm operations.

Sow Operations

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Sow barns house breeding, gestation and farrowing operations. These barns are linked to a computer network for continuous monitoring of building security and environment and support employee administrative functions.

•	Breeding barns exclusively use artificial insemination.

•	Pregnancy is checked with ultrasound technology.

•	Once pregnancy is confirmed, pregnant sows are moved to gestation barns where they are put on special diets for the 114-day gestation period.

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After gestation, sows are then moved to our farrowing barns where they give birth to between 10 and 12 piglets. Sows nurse the piglets for about 3 to 4 weeks and are then returned to the breeding barns.

•	Approximately 7 days after weaning, sows are ready to begin another breeding cycle.

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Sows typically yield 17 weaned pigs per sow per year, meaning that between 550 and 600 sows give birth to approximately 10,000 pigs per year. Approximately 30 boars are required for the same number of births.

Nursery Operations

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The 12-pound piglets are moved to nursery barns where they stay for seven weeks until they weigh approximately 45 pounds. From the nurseries, feeder pigs are transported to a growth and finishing farm.

Finishing Operations

•	Growth and finishing units normally consist of 10 buildings.

•	A complex farm manager at each site is responsible for monitoring animal care, animal health and equipment.

•	Specialized crews trained in moving hogs assist with the loading, unloading, health care and sanitation for each unit.

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In the finishing barn, pigs gain 1.25-1.5 pounds a day for approximately 20 weeks until they reach a finished weight of approximately 240 pounds for meat hogs. Hogs selected to be breeder hogs are typically sold during this stage but before they reach the finished meat hog weight. The typical weight for breeder hogs is approximately 120 pounds.

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Purchasers come to Fengze’s hog farms to purchase breeder and meat hogs. The ultimate purchasers of breeder hogs consist of other hog farms, while the ultimate purchasers of meat hogs consist largely of slaughterhouses. Fengze sells the majority of its hogs, however, to brokers that work with these ultimate purchasers to procure hogs that meet the needs of the ultimate purchasers.

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Purchasers are responsible for transporting hogs from Fengze’s farms. Fengze does not deliver hogs to its customers, and we consider the sale complete when the customer pays and loads a hog for transportation. In this way, we have been able to reduce the transportation costs and risks to our company that are associated with delivering hogs.

Farmer Housing

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For the benefit of Fengze’s farming operations, Fengze provides on-location housing for some of its farmers. As a condition of working for Fengze, we require breeder farm employees to live in facilities owned and maintained by Fengze.

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While Fengze’s hog farms are located in Wuhan prefecture-level city, Wuhan is quite large compared with the definition of a typical U.S. city and encompasses areas that would be considered countryside in the United States.

•	Many of Fengze’s farmers live in the countryside or villages, where family backyard hog farms predominate.

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Based on recent swine pandemics, we believe that there is a risk of cross-contamination among such smaller hog farms and have made efforts to reduce the likelihood of contamination from such smaller farms to our hog farms.

•	Fengze has built on-location housing to reduce the contact between farmers and such smaller farms and potential swine disease pathogens.

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This arrangement has allowed us to decrease the likelihood of cross-contamination between the countryside and villages where such farmers would be likely to live in the absence of housing at Fengze’s farms. This arrangement also results in farmers being on-site to attend to the hogs’ needs.

•	When such employees stop working for Fengze, they are required to leave the housing Fengze provides.

Our Opportunity and Competitive Strengths

We believe Fengze’s experience in operating commercial hog farms in Wuhan provides us an opportunity to compete as China continues to concentrate hog farming in larger commercial operations. Fengze currently operates nine full-service hog farms that raise 10,000 or 20,000 hogs each. The ninth farm commenced operations in May 2010 and is in the process of reaching an operating capacity of 20,000 hogs. At present, the ninth farm has over 300 breeder hogs, which will increase to over 1,200 breeder hogs by the time it reaches capacity. Fengze has received a variety of government incentives and recognitions for its operations to date and believe Fengze’s knowledge of the hog industry in Wuhan positions us well to continue to compete in our market.

We believe the following strengths differentiate us from our competitors in our market in China:

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Fengze is one of the largest commercial hog farming companies in Wuhan and Hubei, and only two other farming companies in Hubei have annual production capacities of 100,000 or more hogs. Due to the subsidies that are available for commercial hog farms that meet certain capacity targets, we are able to track the number of large commercial farms in Wuhan city and Hubei province. Wuhan has 68 farms with annual production capacities of at least 10,000 hogs and 21 farms (not including the 68 previously mentioned farms) with annual production capacities of at least 20,000 hogs. Hubei as a whole (including the previously mentioned farms) has 435 hog farms with annual production capacities of 10,000 or more hogs. As noted, Fengze is currently able to raise approximately 110,000 hogs annually among its nine active hog farms and will be able to raise approximately 130,000 hogs after the ninth farm reaches operating capacity. One of our competitors in Wuhan, Tianzhong Company, received subsidies for reaching an annual production capacity of 140,000 hogs. Another competitor, COFCO, has an estimated annual production capacity of 110,000 hogs. Our next largest competitors in Wuhan have annual capacities of 30,000 hogs or less.

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Fengze has invested in technology designed to improve the health and quality of its hogs. Fengze has developed its farms to minimize the stress on our hogs, reducing the amount of travel among various barns. Fengze has been involved with the Wuhan Science and Technology Bureau’s industrialization project in Wuhan titled “Efficient, Safe and Green Research and Promotion of Hog Production,” which was aimed at improving the hog farming industry’s performance, from both outcomes-based and sustainability perspectives. Fengze also completed a research project in Wuhan titled “Microcomputer Temperature Control Technology,” which focused on the use of computers to improve temperature control in hog farming to improve the comfort and productivity of our hogs. Fengze has applied this technology in its farrowing and nursery barns, leading to an increase of 6-8% in piglet rearing and reducing time to slaughter for our hogs of approximately 8 days. This time reduction, in turn, reduces expenditures per hog by approximately RMB 25 (approximately $4) per hog. In conjunction with COFCO and Huazhong Agricultural University, Fengze completed a demonstration project in Wuhan titled “Key to Technology Integration and Industrialization of Quality Healthy Pork Production.” In Wuhan, Fengze filed a report titled “Research and Promotion of Use of Microbial Agents on Large-Scale Pig Farm Effluent-Free Treatment and Utilization” with the Wuhan Municipal Science and Technology Agency.

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Fengze has developed a premix in cooperation with a local research institute that it has used to improve hogs’ health while decreasing its costs in raising hogs and keeping them healthy. After years of research and development in cooperation with a consultant, Professor Ming Li of China Central Teachers University, Fengze has developed its own bio-premix, which it uses instead of commercially available premix. By developing its own premix, Fengze has greatly reduced our feed costs.

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Fengze benefits from economies of scale as a result of operating multiple similarly-sized commercial farms. Because Fengze operates nine hog farms, it is able to purchase supplies in bulk for all of these farms and receive discounts compared to the price nine separate hog farms would need to pay for similar supplies. Fengze is also able to use its office headquarters, research efforts, and other relatively fixed-cost items to benefit multiple locations, effectively decreasing the cost per hog farm. Similarly, Fengze can sell hogs from multiple farms to meet large orders if necessary.

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Fengze’s farms are separated from each other, reducing the likelihood of spreading an epidemic among hogs at different farms. Fengze has implemented a variety of measures to reduce the likelihood of spreading diseases among its farms. We believe that a primary factor in the spread of swine diseases has been movement of pathogens between farms. Accordingly, Fengze has taken steps to reduce cross-contamination by owning farms that are geographically distinct, ensuring that it does not concentrate too many hogs in a single location, housing many of its hog farmers on-site, not permitting employees to visit more than one farm in a single day, and requiring the use of sterile, disposable clothing by individuals visiting the farms.

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Fengze has attained several awards in recognition of its efforts to improve its hogs’ living conditions, reduce reliance on chemical feed additives and decrease pollution. Fengze has been recognized with awards and certificates by a variety of government entities for its efforts in hog farming.

In 2006, Fengze became a council member of “China Animal Husbandry and Veterinary Institute.”

In 2007, Fengze received a “Certificate of Pollution-free Agricultural Product” from Hubei for its hog farm in recognition of its environmental friendliness. In order to receive this certificate, Fengze was required to file detailed applications with Hubei’s Animal Husbandry and Veterinary Bureau and Agricultural Product Quality Safety Center. This certificate is only available for hog farms with annual capacity of at least 10,000 hogs. The process for approval is stringent and time-consuming and must be completed every three years. Fengze is certified until 2013.

In 2008, Wuhan awarded Fengze with the designation of “Wuhan City’s Most Important Leading Enterprise”, a certificate that is awarded to approximately 10% of Wuhan’s qualifying business enterprises in any year. Qualification for this certification requires a company to demonstrate sales of at least RMB 20 million (approximately $2,925,174) and efforts to help improve the local economy through job creation.

In 2007, the Wuhan Science and Technology Bureau awarded Fengze’s technology with a “Certificate of Scientific and Technological Achievement”, which also included a bonus of RMB 250,000 (approximately $36,565).

In 2009, Fengze was credentialed by the Wuhan Science and Technology Bureau as a “Key Project Implementation Unit.” This credential was granted in recognition of our assistance with a project titled “Technology Promotion of an Efficient, Safe Eco-technology in the Hog Industry.” This credential positions Fengze for future cooperation with Wuhan’s local government in ways that may be beneficial to our company.

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We are dedicated to continuing to research ways to improve our operations, from nutrition to breeding and other farming methods. Fengze has invested in technology designed to improve operations in the past and plans to continue to dedicate resources to doing so in the future. Several of the certifications Fengze has received are in recognition of its past efforts in this regard and in anticipation of its continued efforts in the future.

Our Strategies

We plan to grow Fengze’s position as one of Wuhan’s largest hog farming companies. We intend to achieve this goal by implementing the following strategies:

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We plan to increase hog production capacity by upgrading Fengze’s genetic breeding base. We plan to use a portion of the proceeds from this offering to purchase and import purebred hogs to improve the genetic diversity of Fengze’s breeding pool. We expect that doing so may allow Fengze to selectively breed the most successful specimens to improve its breeding base.

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We may acquire and/or construct new purebred and crossbred hog farms. We plan to increase our capacity by approximately 40,000 hogs with the proceeds of this offering. We expect that we may accomplish this growth by a combination of constructing new farms and acquiring existing farms; however, we do not have in place any agreements or understandings regarding any acquisitions of farms at present.

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We intend to develop Fengze’s sow replacement program to continually replace less-productive sows with more productive ones. Fengze’s sow replacement program requires effort to identify, track and measure attributes for its hogs. We have found that the more data Fengze is able to incorporate into this program, the better the results of implementing Fengze’s sow replacement strategies have been.

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We will leverage Fengze’s research capabilities to breed superior breeding hogs that can be supplied to its farms and sold to other breeder farms. Fengze obtains data about its hogs as a result of performance data analysis. It uses this information to leverage ideal breeding opportunities. We believe that the better Fengze’s data is, the more useful it will be to breeding operations. For this reason, we constantly seek opportunities to improve the quality of Fengze’s research.

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We intend to develop revenue opportunities for Fengze’s farms’ waste products. As Fengze’s hog capacity grows, the waste products from these farms also increase. We are currently investigating opportunities to sell this raw waste or to process the waste into other products for sale. Hog manure is used in several inventive ways, and we expect that more uses may be developed in the future. Biogas slurry and biogas residue can be used to produce organic fertilizer for farming purposes. The methane in hog manure can be used to generate electricity. In addition, by adding bacteria to manure and allowing the manure to ferment, hog manure can be sold to fish farms as fish feed and as fish fertilizer.

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We will seek to continue strengthening Fengze’s brand image in order to position it to command a premium for meat products if and when we open retail operations. Fengze has registered the trademark “Hanxi” for Fengze’s swine products. As a result of the recognition Fengze has received for its products in Wuhan, we believe this trademark is valuable and may be associated with a premium price for Fengze’s products if and when we open retail operations.

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We will investigate expansion into retail chains, slaughterhouses and meat processing plants. In connection with continuing to promote Fengze’s brand, we are investigating the expansion of Fengze’s brand into retail shops where pork from its hogs may be sold to the public. We are investigating whether Fengze can sell products at a premium to prevailing market prices in Wuhan by gaining control over more of the production chain, from slaughterhouses and processing plants through to retail stores. By gaining such control, Fengze would seek to associate its products with its brand in an effort to sell the end pork products at a premium.

Principal Suppliers

Fengze uses the following principal suppliers for its operations. These supplies consist primarily of raw materials for hog feed. We believe the materials provided by Fengze’s suppliers are widely available and do not anticipate that Fengze will be unable to obtain these materials from other suppliers in the event its principal suppliers are unable or unwilling to supply Fengze.

Item	Supplier
Feed supplies (corn, beans, bran and other commodities)	Wuhan Zhu Brothers Feed Technology Co Ltd.

Veterinary Medicine Supplies	Wuhan Wuchang District Rixin Animal Protection Veterinary Medicine Co

Purchases from Wuhan Zhu Brothers Feed Technology Co Ltd. accounted for approximately 79.71% and 84.87% of our cost of goods sold in 2009 and 2008, respectively. Fengze purchases these feed products pursuant to a standard sales contract that provides for delivery to warehouses at each farm, requires payment within 10 days and objection to quality within 7 days and sets late delivery and payment fees each at 1% of the contract amount per day of delay. Fengze is not subject to any long-term agreement. Purchases from Wuhan Wuchang District Rixin Animal Protection Veterinary Medicine Co accounted for approximately 1.66% and 2.37% of our cost of goods sold in 2009 and 2008, respectively.

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of Fengze’s products and services. As of June 30, 2010, our research and development team consisted of 4 experienced researchers, engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended December 31, 2009 and 2008, we spent $53,732 and $42,306, respectively, on research and development activities. The cost of such research and development activities is not borne directly by customers; instead, such amounts are an element of the cost of goods sold.

Sales and Marketing

For the fiscal years ended December 31, 2009 and 2008, we spent $0 and $0, respectively, on advertising expenses and we spent $6,316 and $0, respectively, on marketing costs. In 2009 and 2008, we have not spent material amounts on marketing or advertising because Fengze has been able to sell substantially all of the hogs it has been able produce without further marketing or advertising efforts. To the extent Fengze is able to grow its hog capacity or otherwise find itself unable to sell substantially all of the hogs it produces, we may in the future need to rely on advertising and marketing efforts to grow our business. Additionally, if we expand into the retail market, we expect that we will rely more on marketing and advertising.

Competition

We believe Fengze’s annual capacity of approximately 110,000 hogs makes it one of Wuhan’s largest hog farming companies. While some farms located outside Wuhan do sell their hogs in Wuhan, the vast majority of hogs sold in Wuhan are raised in Wuhan. As a result, we believe that our most significant competition consists of other farms located in Wuhan. We compete against these farms on the basis of quality and reputation. Fengze’s operations have been recognized by city and provincial authorities for its treatment of hogs, certification of pollution-free agricultural products, and promotion of efficient, safe eco-technology in the hog farming industry.

Due to the subsidies that are available for commercial hog farms that meet certain capacity targets, we are able to track the number of large commercial farms in Wuhan city and Hubei province. Wuhan has 68 farms with annual production capacities of at least 10,000 hogs and 21 farms (not including the 68 previously mentioned farms) with annual production capacities of at least 20,000 hogs. Hubei as a whole (including the previously mentioned farms) has 435 hog farms with annual production capacities of 10,000 or more hogs. As noted, Fengze is currently able to raise approximately 110,000 hogs annually among its first eight active hog farms and will be able to raise approximately 130,000 hogs after its ninth farm reaches operating capacity. One of our competitors in Wuhan, Tianzhong Company, received subsidies for reaching an annual production capacity of 140,000 hogs. Another competitor, COFCO, has an estimated annual production capacity of 110,000 hogs. Our next largest competitors in Wuhan have annual capacities of 30,000 hogs or less.

The breeder hog industry in China is marked by a high level of loyalty between meat farms and breeder farms, which results in breeder farms frequently purchasing their stock for each farm from a limited number of breeder farms. This loyalty derives from a desire to avoid spreading illnesses among hogs. Once a meat farm begins to purchase breeder hogs from a source, it will ordinarily continue to purchase from that source. Consequently, much of our competition within this market focuses on establishing the initial relationship with our hog farm customers. In doing so, we highlight the awards and other recognition Fengze has received in Wuhan for its operations and the efforts it has placed in research and development and maintenance of hygienic facilities.

Customers

Fengze’s 5 largest customers collectively represented approximately 49.35% and 48.36% of its sales for the years ended December 31, 2009 and December 31, 2008, respectively.

In each of 2008 and 2009, the same three customers accounted for more than 10% of our revenues and thus constitute major customers.

Purchaser Name	Percentage of Revenues in Year ended December 31, 2008	Percentage of Revenues in Year ended December 31, 2009
Wuhan Mingxiang Meat Factory Co., Ltd.	12.15%	11.98%
Sanlian Wu (Purchasing Agent)	11.37%	11.89%
Zhenshun Tian (Purchasing Agent)	11.03%	11.45%

Wuhan Mingxiang Meat Factory Co., Ltd. is a slaughterhouse with an annual processing capacity of 300,000 hogs. Fengze’s meat hogs are sold to this company for processing before finally reaching end customers. Fengze does not have any written or oral agreement with Wuhan Mingxiang Meat Factory Co., Ltd. Instead, they choose to purchase from Fengze as they require hogs for their operations, and they pay the prevailing rates for hogs at the time of such purchases. Accordingly, they could determine to stop purchasing from Fengze at any time without penalty, and Fengze could choose to stop selling to Wuhan Mingxiang Meat Factory Co., Ltd. without penalty to Fengze at any time.

Mr. Wu and Mr. Tian are purchasing agents for our breeder pigs. They serve hundreds hog farms throughout China. They buy breeder pigs from Fengze for resale to their commercial farm clients. Once a pig farm purchases breeder pigs from a particular source, it is uncommon for the pig farm to change its source, for fear of spreading disease. Fengze does not have any written or oral agreement with Mr. Wu or Mr. Tian. Instead, they choose to purchase from Fengze as they are able to resell hogs to their customers, and they pay the prevailing rates for hogs at the time of such purchases. Accordingly, they could determine to stop purchasing from Fengze at any time without penalty, and Fengze could choose to stop selling to Mr. Wu or Mr. Tian without penalty to Fengze at any time. Mr. Wu and Mr. Tian purchase hogs from a number of other pig farms in China, and Fengze does not have any exclusive arrangement with them.

Wuhan Mingxiang Meat Factory Co., Ltd., Mr. Wu and Mr. Tian are considered major customers, on whom we are dependent. Notwithstanding the foregoing, Fengze does not offer any material discounts on purchase price to these customers, as it is currently able to sell substantially all of hogs it produces.

Employees

As of June 30, 2010, we had approximately 230 employees, of whom 181 were full-time employees. All of our employees are based in China. Of the total, 30 were in management, 6 were in technical support, 4 were in research and development, 2 were engaged in sales and marketing, 9 were in financial affairs and administration, and 179 were in farming. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement.

DESCRIPTION OF PROPERTY

Fengze currently operates nine hog farms in five regions of Wuhan. Fengze also maintains a separate headquarters office in Wuhan. Fengze has two farms that are less than 9 acres each, and Fengze is building a farm that will be almost 80 acres. The largest hog farm currently operating is more than 40 acres and has an annual capacity of 20,000 hogs.

These farms are generally located on lands that Fengze leases from farming associations. Under Chinese law, the traditional farmers, represented by farming authorities, are deemed to own the land and are able to lease this land to us to develop for agricultural purposes. The commercial leases are held for periods of between 20 and 50 years, depending on the local farming authority.

At the conclusion of the current leases, Fengze will have the ability to renew the leases on substantially the same terms.

Property	Address	Rental Term	Space
Wuhan (headquarters)	Suite F, 23rd Floor Building B, Jiangjing Mansion 228 Yanjiang Ave Jiangan District, Wuhan City, Hubei Province, China 430010	Company Owned	2,800 square feet

Farm 1-Nanyan (annual capacity 10,000 hogs)	Nanyan Village, Wangjiahe Town, Huangpi District, Wuhan, Hubei	25 years (January 1, 2007 - December 30, 2032)	14.17 acres

Farm 2-Tianjian (annual capacity 10,000 hogs)	Qunyi Village, Wangjiahe Town, Huangpi District, Wuhan, Hubei	30 years (January 1, 2009 - January 31, 2039)	15.82 acres

Farm 3-Mingxiang (annual capacity 10,000 hogs)	Rongzhai Village, Liji Town, Huangpi District, Wuhan, Hubei	30 years (December 30, 2006 - December 30, 2036)	8.24 acres

Farm 4-Qingsonggang (annual capacity 20,000 hogs)	Rongzhai Village, Liji Town, Huangpi District, Wuhan, Hubei	Company Owned	9.88 acres

Farm 5-Huajian A (annual capacity 10,000 hogs)	Sanxingyuan Village, Hanchuan City, Hubei	20 years (January 1, 2007 - December 30, 2026)	11.53 acres

Farm 6-Huajian B (annual capacity 10,000 hogs)	Sanxingyuan Village, Hanchuan City, Hubei	20 years (January 1, 2007 - December 30, 2026)	13.18 acres

Farm 7-Jinmu (annual capacity 20,000 hogs)	Qianjin Village, Yuxian Town, Caidian District, Wuhan, Hubei	50 years (January 18, 2009 - January 31, 2059)	13.18 acres

Farm 8-Fengze (annual capacity 20,000 hogs)	Qigang Village, Huangpi District, Wuhan	30 years (May 30, 2005 - May 29, 2035)	40.46 acres

Farm 9-Zhulin (annual capacity 20,000 hogs once operating capacity is reached)	Zhulin Village, Yaoji Town, Huangpi District, Wuhan, Hubei	50 years (February 1, 2008 - January 31, 2058)	79.07 acres

REGULATION

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of agricultural businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, effective as of December 11, 2007 (the “Catalogue”). The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Fengze is engaged in an encouraged industry. Such a designation offers businesses distinct advantages. For example, businesses engaged in encouraged industries:

•	are not subject to restrictions on foreign investment, and, as such, foreign can own a majority in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;

•

provided such company has total investment of less than $100 million, the company is subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming; and

•	may import certain equipment while enjoying a tariff and import-stage value-added tax exemption.

The National Development and Reform Commission and the Ministry of Commerce periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of an encouraged industry in the future. Should this occur, we would no longer benefit from such designation.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75. On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who control our company are required to register with SAFE in connection with their investments in us. Such individuals began this registration process on March 8, 2010. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Notice 75.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Kai Tong Law Firm, has advised us that, based on their understanding of the current PRC laws and regulations:

•

We currently control our Chinese affiliate, Fengze, by virtue of WFOE’s VIE agreements with Fengze but not through equity interest acquisition nor asset acquisition which are stipulated in the New M&A Rule; and

•	In spite of the above, CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure.

Intellectual Property Rights

Trademark

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

•	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

•	Paris Convention for the Protection of Industrial Property (March 19, 1985);

•	Patent Cooperation Treaty (January 1, 1994); and

•	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce (“SAIC”), handles trademark registrations and grants trademark registrations for a term of ten years.

Fengze has used “Hanxi” for years on its well-known swine products. In 2009, Fengze applied for and registered “Hanxi” as a trademark with China’s SAIC Trademark Office, in Class No. 31, which relates to live animals, live poultry, live fish, trees, cereals, plants, fresh fruits, fresh vegetables, fodder and crustaceans. The registration is valid from April 21, 2009 to April 20, 2019. As a registered trademark “Hanxi” is exclusively owned by Fengze for products within the range limited by Class No. 31; any identical or similar trademark may not be used on commodities involved in Class No. 31. Fengze does not currently own any trademark on “Hanxi” outside of Class No. 31. In the event of trademark infringement, the SAIC has the authority to fine the infringer and to confiscate or destroy the infringing products. In addition to actions taken by SAIC, Fengze would be entitled to sue an infringer for compensation.

Business Secrets

We have not applied for any patent protection for our premix; however, we rely on Chinese business secret laws to protect our interest in this premix.

Article 10 of China’s Anti-Unfair Competition Law defines business secrets as “technical information and operational information which is not known to the public, which is capable of bringing economic benefits to the owners of the rights, which has practical applicability and which the owners of the rights have taken measures to keep secret.”

Our premix was developed in conjunction with Professor Ming Li of China Central Teachers University. In return for providing financial and other support to Professor Li’s research, Professor Li assigned the rights to the results of his research and development (specifically, the premix) to Fengze. In connection with this assignment, Professor Li has agreed to protect the secrecy of our premix formula and to indemnify us against any damages caused if he discloses that information to third parties.

In addition to the terms under which we obtained rights to the premix, we have taken a number of measures to maintain the premix as a business secret under Chinese law:

•

We have established corporate policies regarding its business secret documents and have assigned security levels to various documents that establish, among other things, which employees have access to particular documents. We have assigned the documents and archives related to the premix to our highest business secret priority level. All materials related to the premix business secrets are maintained in our corporate headquarters.

•

We restrict staff who are allowed access to information about our premix to a need-to-know basis. All staff who have access to information about our premix are required to sign confidentiality and non-competition agreements to protect our interest in the premix and to prevent them from using information about the premix to benefit our competitors.

•	We conduct background checks on all staff who will have access to confidential information before providing any such access.

•	We review all information to be disseminated publicly to ensure that we do not disclose our business secrets.

Notwithstanding these measures, if we are required to sue to protect our rights in the premix, the ultimate determination of whether the premix constitutes a business secret protected under Chinese law will be made on the facts of the case itself. We cannot guarantee that we will be found to have a business secret or that any court will protect our rights in the premix formula.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

MANAGEMENT

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Role	Since
Hanying Li(1)(7)	58	Chair of the Board, Chief Executive Officer and Director	2005
Guoping Wang(1)(7)	57	Director	2010
Bihong Zhang(1)	34	Chief Financial Officer and Director	2010
Changxin Wu(1)(2)(3)(4)(6)	74	Director	2010
Jishan Hu(1)(2)(3)(4)(5)	63	Director	2010
Benyan Li(1)(2)(3)(4)(5)	60	Director	2010
Youhang Peng(1)(2)(3)(4)(6)	48	Director	2010

(1)	The individual’s business address is c/o Tianli Agritech, Inc., Suite F, 23rd Floor, Building B, Jiangjing Mansion, 228 Yanjiang Ave., Jiangan District, Wuhan City, Hubei Province, China 430010.
(2)	Member of audit committee.
(3)	Member of compensation committee.
(4)	Member of nominating committee.
(5)	Class I director whose term expires in 2010.
(6)	Class II director whose term expires in 2011.
(7)	Class III director whose term expires in 2012.

Ms. Hanying Li. Ms. Li has served as our Chair since January 2010. Ms. Li founded our company in 2005. From 1979 through 2004, Ms. Li was deputy director of Wuhan City Prosecutor Office. Ms. Li received her bachelor degree in law from Hubei Finance & Economic University. Ms. Li was nominated as a director for her experience operating hog farms and leadership of our company.

Mr. Guoping Wang. Mr. Wang has served as director since January 2010. Between 1999 and 2009, Mr. Wang was president of the real estate division of state owned China Construction International Corporation. Mr. Wang holds a bachelor degree from Wuhan University in language study. Mr. Wang was nominated as a director because of his operating and management experience.

Mr. Bihong Zhang. Mr. Zhang has served as director and CFO since January 2010. From 2008 through 2009, Mr. Zhang was partner of accounting firm Zhong Cheng Xin (Beijing). From 2005 through 2008, Mr. Zhang was senior manager of accounting firm Li An Da. From 1995 through 2005, Mr. Zhang was senior project manager of accounting firm Zhong Tian Hua Zheng (Inner Mongolia). Mr. Zhang is a licensed Certified Public Accountant in China. Mr. Zhang received his diploma from Inner Mongolia Forestry College of Economics and Management. Mr. Zhang was nominated as a director because of his familiarity and experience with the accounting issues that affect commercial hog farms in China.

Mr. Changxin Wu. Mr. Wu has served as an independent Director since January 2010. Mr. Wu is currently the Chairman of World Poultry Science Association (China Division), an executive member of Science and Technology Committee of China Ministry of Agriculture, a fellow of China Science Institute, and professor of China Agricultural University. Professor Wu has spent his entire career in animal breeding, husbandry, and generic studies. He was President and Dean of College of Animal Science and Technology between 1993 and 2004. Professor Wu has 20 articles discussed in 17 international meetings, has won 8 national awards, 6 provincial awards, and has received a 2001 USA patent in “Hogs Fertility DNA Marks”. His outstanding achievement in animal science has won him a position in the payroll list of “Special Recognized Outstanding Achiever” by China’s Department of State. Mr. Wu graduated from Beijing Agriculture University in 1957 with major in animal husbandry study. Mr. Wu was nominated as a director because of his experience and reputation in the animal husbandry industry.

Mr. Jishan Hu. Mr. Hu has served as an independent Director since January 2010. Mr. Hu has been senior economic advisor to China National Petroleum Corporation (CNPC) since 2006, and president of CNPC between 1993 and 2006. Mr. Hu was nominated as a director because management and corporate governance experience.

Mr. Benyan Li. Mr. Li has served as an independent Director since January 2010. Mr. Li was the head Congressman of Qiaokou District People’s Congress between 2006 and 2009, chief prosecutor of Qiaokou District between 2001 and 2006, and chief prosecutor of Huangpi District between 1999 and 2001. Mr. Li received his diploma from College of Central South Politics and Law. Mr. Li was nominated as a director because familiarity with applicable laws and agencies in Wuhan.

Mr. Youhang Peng. Mr. Peng has served as an independent Director since January 2010. Since 2004, Mr. Peng has been the Senior Managing Director of Caybridge International. Mr. Peng holds a bachelor degree from Tsinghua University and a master degree from University of California at Davis. Mr. Peng serves as our Audit Committee financial expert. Mr. Peng was nominated as a director because of his experience in capital markets and accounting.

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2008 and 2009 to Hanying Li, our principal executive officer. No officer had a salary during either of the previous two years of more than $100,000.

Summary Compensation Table – Named Executive Officer

Name and principal position	Year	Salary	Bonus	All Other Compensation	Total

Hanying Li, principal executive officer	2009	$6,894	$14,608	$0	$21,502
	2008	$6,894	$12,209	$0	$19,103

Employment Agreements

Generally

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three years, extendable for an additional two years, and a salary to be paid monthly. The agreements also provide that executive officers are to work an average of forty hours per week and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. Under such agreements, our executive officers can be terminated for cause without further compensation. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. During the agreement and for three (3) years afterward, our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for a period of two (2) years after termination of employment.

Hanying Li

We entered into an employment agreement with our president and chief executive officer, Ms. Hanying Li effective December 1, 2009. Under the terms of that employment agreement, Ms. Li is entitled to the following:

•	Base compensation of $50,000, payable in 12 equal monthly installments of $4,167 each.

•	Year-end bonus of $96,000, payable in the event our annual audited profits increase by at least 150% of the previous year’s audited profits.

•	Reimbursement of reasonable expenses incurred by Ms. Li.

Ms. Li’s employment agreement commenced on December 1, 2009 and is scheduled to expire on November 30, 2012. Ms. Li’s employment agreement is subject to automatic renewal through November 30, 2014 unless terminated prior to such renewal.

Ms. Li has agreed during the term of the agreement and for 36 months afterwards to:

•	keep confidential and not disclose the information;

•	take and implement all appropriate measures to protect the confidentiality of the information;

•	not disclose, transmit, exploit or otherwise use for its own account or for others, elements of information;

Ms. Li has also agreed not to compete with our company directly or indirectly during her employment and for a period of 24 months afterwards.

Ms. Li’s agreement may be terminated at any time by either party upon presentation of 60 days’ prior notice.

Bihong Zhang

We entered into an employment agreement with our chief financial officer, Mr. Bihong Zhang effective December 1, 2009. Under the terms of that employment agreement, Mr. Zhang is entitled to the following:

•	Base compensation of $40,800, payable in 12 equal monthly installments of $3,400 each.

•	Year-end bonus of $47,000, payable in the event our annual audited profits increase by at least 150% of the previous year’s audited profits.

•	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment agreement commenced on December 1, 2009 and is scheduled to expire on November 30, 2012. Mr. Zhang’s employment agreement is subject to automatic renewal through November 30, 2014 unless terminated prior to such renewal.

Mr. Zhang has agreed during the term of the agreement and for 36 months afterwards to:

•	keep confidential and not disclose the information;

•	take and implement all appropriate measures to protect the confidentiality of the information;

•	not disclose, transmit, exploit or otherwise use for its own account or for others, elements of information;

Mr. Zhang has also agreed not to compete with our company directly or indirectly during his employment and for a period of 24 months afterwards.

Mr. Zhang’s agreement may be terminated at any time by either party upon presentation of 60 days’ prior notice.

Stock Option Pool

We intend to establish a pool for share options for our employees following the completion of this offering. This pool will contain options to purchase our common shares equal to ten percent (10%) of the number of common shares outstanding at the conclusion of this offering, not including any shares underlying placement agent’s warrants. This pool will contain options to purchase up to 1,012,500 of our common shares subject to outstanding share options or reserved for issuance under our share incentive plan, assuming a maximum offering. The options will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. Other than those granted under this pool, we will not grant any shares or options to our employees prior to the second anniversary of the closing of this offering. We expect to grant options under this pool to certain employees as of the closing of this offering. Any options granted as of the closing of this offering will have an exercise price per common share equal to the offering price. We have not yet determined the recipients of any such grants.

Board of Directors and Board Committees

Our board of directors currently consists of 7 directors. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our executive officers and directors.

The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2010 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2011 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2012 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(15). Changxin Wu, Jishan Hu, Benyan Li and Youhang Peng are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Ms. Hanying Li currently holds both the positions of Chief Executive Officer and Chair of the Board. These two positions have not been consolidated into one position; Ms. Li simply holds both positions at this time. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a smaller reporting company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Ms. Li as both our principal executive officer and Chair of the Board.

Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have both our Chief Executive Officer and Chief Financial Officer serve on the Board as they play key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Board of Directors Observer

In connection with this offering, we have agreed to allow our placement agent to designate two non-voting observers to our Board of Directors until the earlier of the date that:

•	the investors that purchase common shares in this offering beneficially own less than ten percent (10%) of our outstanding common shares; or

•	the average closing price per common share equals or exceeds four (4) times the offering price for a period of 15 consecutive trading days.

Although our placement agent’s observers will not be able to vote, they may nevertheless influence the outcome of matters submitted to the Board of Directors for approval. We have agreed to reimburse the observers for their expenses for attending our Board meetings, subject to a maximum reimbursement of $6,000 per meeting and $12,000 annually, which amount is not more than the reimbursement payable to our directors. The observer will be required to certify that such travel expenses are not reimbursed by any other party. We will also pay observers the same amount as our independent directors receive. As of the date of this prospectus, Mr. L. McCarthy Downs III and Mr. Hayden Zou are serving as our placement agent’s observers to our Board of Directors.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Summary Compensation Table FY 2009 – Directors

Name	Director Fees earned or paid in cash	Total(1)

Hanying Li(2)	$0	$0
Guoping Wang(3)	$0	$0
Bihong Zhang(2)	$0	$0
Changxin Wu(3)	$0	$0
Jishan Hu(3)	$0	$0
Benyan Li(3)	$0	$0
Youhang Peng(3)	$0	$0

(1)	None of the directors received any common share awards, option awards, nonqualified deferred compensation earnings or non-equity incentive plan compensation in fiscal year 2009.
(2)	Ms. Li and Mr. Zhang received payment in their capacities as officers of our company and/or subsidiaries/affiliates but did not receive any compensation for serving as directors of our company.
(3)	Messers. Wang, Wu, Hu, Li and Peng did not become directors until 2010 and did not receive any payment in 2009.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our memorandum and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Payables to Related Parties

At March 31, 2010 and December 31, 2009 and 2008, Fengze had aggregate payables to related parties of approximately $564,421, $564,306 and $871,612, respectively. Such amounts were due to Ms. Hanying Li, our founder and chief executive officer. Ms. Li advanced funds to Fengze for its business expenses related to the construction of our ninth farm, which commenced operations in May 2010. These amounts are due upon demand and without interest. Ms. Li has agreed not to demand payment prior to January 1, 2011 or at any time at which repayment would cause Fengze to become insolvent or materially affect Fengze’s liquidity. Fengze may repay the loan at any time in whole or in part. The loan bears no interest. The increase from December 31, 2009 to March 31, 2010 in the loan balance was as a result of currency translation rates.

Contractual Arrangements with Domestic Companies and their Shareholders

We operate our business in China through a series of contractual arrangements with Fengze and its shareholders, who are related parties. For a description of these contractual arrangements, see “Our Corporate Structure – Contractual Arrangements with Domestic Companies and their Shareholders.”

Make-Good Shares Subject to Redemption

As described in more detail in the section entitled “Placement – Market and Pricing Consideration” our company had been valued on a forward-looking basis for purposes of this offering. We and our placement agent agreed to value our company at a multiple of approximately 6.5 times our targeted 2010 audited net after-tax income. Based on a target 2010 audited net after-tax income of $7,500,000, we have been valued at approximately $48,750,000. Our targeted 2010 net after-tax income is not a projection but instead represents a negotiated target between our company and our placement agent. Although we do not currently pay any taxes on our income, we refer to this amount as our targeted 2010 audited net after-tax income to reflect our and our placement agent’s intention that the targeted amount will be net of any taxes that may apply to our company during 2010. Based on the above valuation of our company, our earnings per share would be approximately $0.7407. This amount is calculated by dividing $7,500,000 by 10,125,000 shares outstanding upon completion of a maximum offering, not including any shares in the incentive plan or the exercise of any placement agent warrants.

Valuing a company on a forward-looking basis is subject to a number of risks, including the possibility that the company will not achieve the targeted income levels and that world markets may not maintain the same valuation for companies in general in the future. In order to mitigate some of this risk, certain key members of the management of our company have agreed to place, on a prorated basis, that number of common shares into escrow that is equal to 50% of the maximum number of shares to be sold in this offering. Upon closing of this offering, the escrow agent will return any shares in excess of 50% of the actual number of shares sold in the offering. Such escrowed shares are referred to as the “Make-Good Shares”). The Make-Good Shares will remain in escrow with SunTrust Bank or another bank acceptable to our placement agent pending the filing of our company’s Form 10-K for the year ending December 31, 2010.

To the extent our audited after-tax earnings per share for the year ending December 31, 2010 are less than $0.7407, excluding any expenses associated with releasing the Make-Good Shares back to the original owners, our company will redeem and cancel, pro rata, the Make-Good Shares without any consideration to the extent necessary to cause our audited after-tax earnings to be equal to $0.7407. For purposes of calculating this amount, we will divide our audited after-tax earnings for 2010 by the number of shares issued and outstanding immediately after completion of this offering, whether or not the actual or weighted number of shares for 2010 varies from that number. We cannot guarantee that we will be able to redeem a sufficient number of Make-Good Shares to increase audited after-tax earnings per share to $0.7407 if our company either has low net income or any net losses in 2010. Any remaining Make-Good Shares will be released from escrow to Hanying Li and Bihong Zhang upon the earlier of (i) one (1) business day after the termination of this offering without closing or (ii) thirty (30) calendar days after the filing of the Form 10-K for the year ending December 31, 2010 after redeeming any Make-Good Shares. Additionally, notwithstanding any other terms of the Make-Good Escrow, if our shares trade at or above 2.5 times the price of this offering for a period of five trading days within a ten day trading period, the Make-Good Escrow will terminate and the Make-Good Shares will be released to the initial shareholders. Any delay in redeeming the Make-Good Shares will delay the release of such remaining Make-Good Shares from escrow. See “Risk Factors – A redemption of Make-Good Shares may be insufficient to cause our company to achieve targeted earnings and may reduce our management’s involvement and stake in our company.”

Because the Make-Good Shares have been escrowed as a condition of completing the initial public offering and will be released to the holders thereof without regard to such holders’ continued employment if Tianli meets the foregoing criteria, we have determined that no compensatory arrangement exists. Accordingly, we account for the Make-Good Shares as an element of the overall transaction and we do not recognize any compensation expense upon the return of such Make-Good Shares to the holders. If our company does not meet the criteria for releasing the Make-Good Shares, then we will redeem the Make-Good Shares without payment, resulting in the reduction of Tianli common shares outstanding.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our common shares as of June 30, 2010 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned before the offering are based on 8,125,000 common shares outstanding as of June 30, 2010. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of June 30, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Tianli Agritech, Inc., Suite F, 23rd Floor, Building B, Jiangjing Mansion, 228 Yanjiang Ave., Jiangan District, Wuhan City, Hubei Province, China 430010. As of the date of the Prospectus, we had 23 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)		Percentage Ownership(2)
Hanying Li, Principal Executive Officer and Director	3,050,000	(3)	37.54%
Guoping Wang, Director	350,000		4.31%
Bihong Zhang, Director	111,000		1.37%
Changxin Wu, Director	0		*
Jishan Hu, Director	0		*
Benyan Li, Director	0		*
Youhang Peng, Director	0		*
All Directors and Executive Officers as a Group (7 people)	3,511,000		43.21%

5% Shareholders Not Mentioned Above
Hua Zhang	3,050,000	(4)	37.54%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person.
(3)	Includes 450,000 shares owned by Ms. Li’s spouse, Hua Zhang.
(4)	Includes 2,600,000 shares owned by Mr. Zhang’s spouse, Hanying Li.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on November 9, 2009 under the name “Tianli Agritech Inc.” As of the date of this prospectus, we have authorized 50,000,000 common shares, of $0.001 par value.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association that will be in force at the time of the closing of this offering and the BVI Act, insofar as they relate to the material terms of our common shares. The forms of our amended and restated memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part.

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their common shares.

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may not be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share which such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least 10 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice: (a) if it is so agreed by shareholders holding not less than 90% of the common shares entitled to vote on the matters to be considered at the meeting, or 90% of the common shares of each class or series entitled to vote together as a class or series, together with not less than 90% of the remaining votes; or (b) if all shareholders holding common shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either British Virgin Islands law or our memorandum and articles of association.

Transfer of common shares

Subject to the restrictions in our memorandum and articles of association, the lock-up agreements with our placement agent described in “Shares Eligible for Future Sale— Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of common shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles of association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Global Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

•	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

•	subject to our memorandum, divide our authorized and issued shares into a larger number of shares; and

•	subject to our memorandum, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and

•

we have caused a notice to be published in newspapers in the manner stipulated by our memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

Inspection of books and records

Under British Virgin Islands Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our memorandum and articles of association authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. However, our memorandum and articles of association do not permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with cause, by a resolution of shareholders or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute. However, our memorandum and articles of association expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common shares, and a liquid trading market for our common shares may not develop or be sustained after this offering. Future sales of substantial amounts of common shares, including common shares issued upon exercise of outstanding options and exercise of the warrants offered in this prospectus in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon the completion of the offering, we will have outstanding 10,125,000 common shares, assuming no exercise of outstanding options, the closing of the maximum offering and not including any shares underlying the placement agent warrants. Of these common shares, the 2,000,000 common shares sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining approximately 7,881,250 common shares outstanding will be restricted shares held by existing shareholders that could be sold pursuant to Rule 144. We have not agreed to register these restricted shares. We have not issued any warrants to purchase our common shares or other securities convertible into our common shares.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of our company at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of our common shares that does not exceed the greater of 1% of the then outstanding common shares or the average weekly trading volume of common shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company. In addition, sales by our affiliates may be subject to the terms of lock-up agreements and Make-Good Escrow agreements. See “Shares Eligible for Future Sale – Lock-Up Agreements” and “Related Party Transactions – Make-Good Shares Subject to Redemption.”

A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his or her common shares for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our common shares have been held for one year.

Rule 701

Securities issued in reliance on Rule 701 are also restricted and may be sold by shareholders other than affiliates of our company subject only to manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its six-month holding period requirement.

Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the closing of this offering to register up to 1,012,500 of our common shares subject to outstanding stock options or reserved for issuance under our stock incentive plan, such amount being equal to ten percent (10%) of the number of common shares issued and outstanding after the closing of the offering, assuming a maximum offering. This registration will permit the resale of these common shares by nonaffiliates in the public market without restriction under the Securities Act, upon the completion of the lock-up period described below. Common shares registered pursuant to the Form S-8 held by affiliates will be subject to Rule 144 volume limitations. As of the date of this Prospectus, we have not issued any options to purchase our common shares.

Lock-Up Agreements

Each of our executive officers, directors and individuals who on the effective date of the registration statement of which this prospectus is a part are the beneficial owners of more than 5% of our common shares, has agreed not to register, offer, sell, contract to sell or grant any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares or any warrants to purchase our common shares (including, without limitation, securities of our company which may be deemed to be beneficially owned by such individuals in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon the exercise of a stock option or warrant) for a period of (a) as to one-half (1/2) of the common shares now or in the future beneficially owned by such individual, ninety (90) days after the date of effectiveness or commencement of sales of this public offering and (b) as to the other one-half of such common shares now or in the future beneficially owned by such individual, one hundred ninety (190) days after the date of effectiveness or commencement of sales of this public offering. Upon the expiration of these lock-up agreements, additional common shares will be available for sale in the public market.

Summary of Shares Available for Future Sale

The following table summarizes the total shares potentially available for future sale. To the extent we sell a number of common shares between the minimum and maximum offering, the below tables will be adjusted proportionately as to numbers of shares available for sale (as to option pool and placement agent shares) and dates on which such shares may be sold (as to currently outstanding shares).

Minimum Offering

Shares	Date Available for Sale
Currently Outstanding Common Shares: 8,125,000
5,952,750	After 90 days from the date of effectiveness or commencement of sales of the public offering
1,338,750	After 190 days from the date of effectiveness or commencement of sales of the public offering
833,500	After 30 days after filing of Form 10-K for the year ending December 31, 2010, assuming no redemption of Make-Good Shares; any delay in redemption will also delay the release of these shares

Common Shares in Option Pool: 979,200	From vesting dates through expiration of grants

Common Shares Underlying Placement Agent’s Warrants: 166,700	After 180 days from the date of effectiveness or commencement of sales of the public offering

Shares Offered in this Offering: 1,667,000	After the date of this prospectus, these shares will be freely tradable.

Maximum Offering

Shares	Date Available for Sale
Currently Outstanding Common Shares: 8,125,000
5,869,500	After 90 days from the date of effectiveness or commencement of sales of the public offering
1,255,500	After 190 days from the date of effectiveness or commencement of sales of the public offering
1,000,000	After 30 days after filing of Form 10-K for the year ending December 31, 2010, assuming no redemption of Make-Good Shares; any delay in redemption will also delay the release of these shares

Common Shares in Option Pool: 1,012,500	From vesting dates through expiration of grants

Common Shares Underlying Placement Agent’s Warrants: 200,000	After 180 days from the date of effectiveness or commencement of sales of the public offering

Shares Offered in this Offering: 2,000,000	After the date of this prospectus, these shares will be freely tradable.

TAX MATTERS APPLICABLE TO U.S. HOLDERS OF OUR COMMON SHARES

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.” Our company is not subject to value added taxes or enterprise income taxes by virtue of qualifying as an entity engaged in agriculture. Our exemption from value added taxes derives from State Council Order No. 538, which exempts from value added taxes self-produced agricultural products sold by agricultural producers. Our exemption from enterprise income tax derives from State Council Order No. 512, which exempts from enterprise income tax income from enterprises engaged in agriculture. If these exemptions were to be terminated or we were to fail to qualify to receive these exemptions, we would be subject to taxation at the standard rates of 17% for value added taxes and 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of dividends and other distributions on our common shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets) or 15% for all other individuals, assuming the renewal of current capital gains rates prior to their scheduled expiration at the end of 2010. If capital gains preferential rates are not renewed, such gains would be taxable at the personal income rates then in place. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2010. Our actual PFIC status for the current taxable year ending December 31, 2010 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Common shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Global Market. If the common shares are regularly traded on the NASDAQ Global Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Kai Tong Law Firm, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Kai Tong Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Kaufman & Canoles, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be enforceable in the British Virgin Islands. We have also been advised by Kaufman & Canoles that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

PLACEMENT

We have engaged Anderson & Strudwick, Incorporated to conduct this offering on a “best efforts, minimum/maximum” basis. The offering is being made without a firm commitment by the placement agent, which has no obligation or commitment to purchase any of our shares. None of our officers, directors or affiliates may purchase shares in this offering.

Unless sooner withdrawn or canceled by either us or the placement agent, the offering will continue until the earlier of (i) a date mutually acceptable to us and our placement agent after which the minimum offering is sold or (ii) July 31, 2010 (the “Offering Termination Date”). The Placement Agent has agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received by the Placement Agent for the sale of the common shares to be promptly deposited by noon of the next business day in an escrow account maintained by SunTrust Bank, N.A. (the “Escrow Agent”) as escrow agent for the investors in the offering. The Escrow Agent will exercise signature control on the escrow account and will act based on joint instructions from our company and the placement agent. On the closing date for the offering, net proceeds in the escrow account maintained by the Escrow Agent will be delivered to our company. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China, which may take as long as six months in the ordinary course. If we do not complete this offering before the Offering Termination Date, all amounts will be promptly returned as described below. If we complete this offering, then on the closing date, we will issue shares to investors and placement agent warrants to our placement agent exercisable at a rate of one warrant per share to purchase up to 10% of the aggregate number of common shares sold in This offering. In the event of any dispute between our company and the placement, including about whether the minimum offering has been sold and whether and how funds are to be reimbursed, the escrow agent is entitled to petition a court of competent jurisdiction to resolve any such dispute.

Investors must pay in full for all common shares at the time of investment. Payment for the units may be made (i) by check, bank draft or money order made payable to “SunTrust Bank” and delivered to the Placement Agent no less than four business days before the date of closing, or (ii) by authorization of withdrawal from securities accounts maintained with the Placement Agent. If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until closing or termination of the offering, but a hold will be placed on such funds, thereby making them unavailable to the purchaser until closing or termination of the offering. If a purchaser authorizes the Placement Agent to withdraw the amount of the purchase price from a securities account, such Placement Agent will do so as of the date of closing. The Placement Agents will inform prospective purchasers of the anticipated date of closing. If payment is made by check, investors should make all checks payable to the Escrow Agent.

Proceeds deposited in escrow with the Escrow Agent may not be withdrawn by investors prior to the earlier of the closing of the offering or the Offering Termination Date. If the offering is withdrawn or canceled or if the 1,667,000 share minimum offering is not reached and proceeds therefrom are not received by us on or prior to the Offering Termination Date, all proceeds will be promptly returned by the Escrow Agent without interest or deduction to the persons from which they are received (within one business day) in accordance with applicable securities laws. All such proceeds will be placed in a non-interest bearing account pending such time.

Pursuant to that certain placement agreement by and between the placement agent and us, the obligations of the placement agent to solicit offers to purchase the shares and of investors solicited by the placement agent to purchase our common shares are subject to approval of certain legal matters by counsel to the placement agent. The placement agent’s ability to complete this “best efforts minimum/maximum” transaction is dependent upon the existence of stable U.S. trading markets. As such, the placement agent’s obligations under the placement agreement are also subject to various conditions which are customary in transactions of this type, including that, as of the closing of the offering, there shall not have occurred (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the publication of quotations on the NASDAQ Stock Market (National Market System or Capital Market); (ii) a general moratorium on commercial banking activities in the State of New York or China; (iii) the engagement by the United States or China in hostilities which have resulted in the declaration of a national emergency or war if any such event would have a material adverse effect, in the placement agent’s reasonable judgment, as to make it impracticable or inadvisable to proceed with the solicitation of offers to consummate the offering with respect to investors solicited by the placement agent on the terms and conditions contemplated herein.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the placement agent may be required to make in respect of those liabilities.

The placement agent is offering the common shares, subject to prior sale, when, as and if issued to and accepted by it, subject to conditions contained in the placement agreement, such as the receipt by the placement agent of officers’ certificates and legal opinions. The placement agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part in the event (i) our representations or warranties are incorrect or misleading or we fail to fulfill our agreements with the placement agent; (ii) a material adverse change occurs affecting our business, management, property, assets, results of operations, condition or prospects; (iii) trading is suspended on any national securities exchange; (iv) war is declared; (v) a banking moratorium is declared in Virginia, New York or the U.S.; or (vi) any laws, regulations, court or administrative order or other governmental or agency act causes the placement agent to believe that our business or the U.S. securities markets will be materially adversely affected. The placement agent’s discretion in this regard is broad.

The placement agent intends to offer our common shares to its retail customers only in states in which we are permitted to offer our common shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities”. Securities listed on the NASDAQ Global Market are “covered securities.” If we were unable to meet the NASDAQ Global Market’s listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet the NASDAQ Global Market’s listing requirements.

In connection with this offering, the placement agent or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

Commissions and Discounts

The placement agent has advised us that it proposes to offer the common shares to the public at the initial public offering price on the cover page of this prospectus. The following table shows the public offering price, placement agent fee to be paid by us to the placement agent and the proceeds, before expenses, to us.

	Per Common Share	Minimum Offering	Maximum Offering
Public offering price	$6.00	$10,002,000	$12,000,000
Placement discount	$0.42	$700,140	$840,000
Proceeds to us, before expenses	$5.58	$9,301,860	$11,160,000

We expect our total cash expenses for this offering to be approximately $585,000, exclusive of the above commissions. In addition, we will pay the placement agent a non-accountable expense allowance of 1% of the amount of the offering, or $120,000 (maximum offering, exclusive of shares registered under Rule 462(b)) or $100,020 (minimum offering). The placement agent must sell the minimum number of securities offered (1,667,000 common shares) if any are sold. The placement agent is required to use only its best efforts to sell the securities offered. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our placement agent after which the minimum offering is sold or (ii) July 31, 2010. Until we sell at least 1,667,000 shares, all investor funds will be held in an escrow account at SunTrust Bank, Richmond, Virginia. If we do not sell at least 1,667,000 shares by July 31, 2010, all funds will be promptly returned to investors (within one business day) without interest or deduction. If we complete this offering, then on the closing date, we will issue shares to investors and placement agent warrants to our placement agent.

Placement Agent’s Warrants

We have agreed to sell to the placement agent, on the closing date of this offering, at a price of $0.001 per warrant, placement agent’s warrants exercisable at a rate of one warrant per share to purchase 10% of the number of common shares issued by us in connection with the offering. We will issue between 166,700 and 200,000 placement agent’s warrants in connection with this offering, depending on the number of common shares sold in this offering. Each placement agent’s warrant will be exercisable to purchase one common share. The placement agent’s warrants will be exercisable at 120% of the offering price per common share for a period of five years from the effective date of this offering. The placement agent’s warrants may not be exercised, sold, transferred, pledged, assigned or hypothecated for a period of 180 days after the date of effectiveness or commencement of sales of the public offering, except to officers or partners and shareholders of the placement agent. This restriction is imposed pursuant to the requirements of FINRA Rule 5110(g)(1). If we do not complete this offering by selling at least the minimum number of common shares, we will not issue any placement agent’s warrants to our placement agent.

For the life of the placement agent’s warrants, the holders thereof are given, at nominal costs, the opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of other shareholders. Further, the holders may be expected to exercise the placement agent’s warrant at a time when we would, in all likelihood, be able to obtain equity capital on terms more favorable than those provided in the placement agent’s warrants.

We are required for the life of the placement agent’s warrants to reserve sufficient common shares to deliver upon exercise of the warrants and to take all necessary actions to ensure that we may validly and legally issue fully paid and non-assessable shares on exercise of the warrants.

The placement agent has a right to demand registration of the common shares in the event registered common shares are not available at the time of exercise and an exemption from such registration is not otherwise available. If this happens, we will be required to file the registration statement within ninety (90) days after demand and to pay the costs associated with the registration other than the placement agent’s counsel fees and any underwriting or selling commissions. We are required to seek the listing of the shares on the same exchange on which our common shares trade, if any.

To the extent we are unable to register the shares, the placement agent may exercise the warrant with a cashless exercise, which is designed to give the placement agent the economic benefit of exercising the placement agent’s warrants. A cashless exercise, however, would not result in the payment of any exercise price to us.

The placement agent’s warrants also contain anti-dilution provisions, consistent with applicable FINRA rules, to adjust the terms of the placement agent’s warrants as necessary to protect against dilution in the event we reorganize, consolidate, merge or subdivide our shares.

Market and Pricing Considerations

There is not an established market for our common shares. We negotiated with our placement agent to determine the offering price of our common shares in this offering using a multiple of approximately 6.5 times our targeted after-tax net income for the fiscal year ending December 31, 2010. Noting past offerings completed by our placement agent, we believe that this multiple approximates the valuation multiples utilized in similar offerings for similarly-sized companies.

In addition to prevailing market conditions, the factors considered in determining the applicable multiples were:

•	The history of, and the prospects for, our company and the industry in which we compete;

•	An assessment of our management, its past and present operation, and the prospects for, and timing of, our future revenues;

•	The present state of our development; and

•	The factors listed above in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Based on a target 2010 audited net after-tax income of $7,500,000, we have been valued at approximately $48,750,000. Our targeted 2010 net after-tax income is not a projection but instead represents a negotiated target between our company and our placement agent. Although we do not currently pay any taxes on our income, we refer to this amount as our targeted 2010 audited net after-tax income to reflect our and our placement agent’s intention that the targeted amount will be net of any taxes that may apply to our company during 2010. Because we have 8,125,000 shares outstanding prior to the commencement of this offering, each such share has been valued at $6.00 per share, the offering price in this offering.

If we are unable to achieve the targeted after-tax earnings upon which our valuation is based, then there is a risk that our company would be considered overvalued based on this multiple. In order to mitigate some of this risk, each of Hanying Li and Bihong Zhang has agreed to place, on a prorated basis, that number of beneficially owned common shares into escrow that is equal to 50% of the maximum number of shares to be sold in this offering. See “Related Party Transactions - Make-Good Shares Subject to Redemption.”

An active trading market for our common shares may not develop. It is possible that after this offering the common shares will not trade in the public market at or above the initial offering price.

The exercise price for the placement agent’s warrants issued to our placement agent in connection with, and conditional on the closing of, this offering has been negotiated between our company and the placement agent. The exercise price (120% of the offering price of common shares in this offering), along with the length of time the placement agent must wait before exercise (at least 180 days after the closing of this offering) are influenced by the valuation attributed by FINRA in its calculation of the acceptability of aggregate placement consideration.

Discretionary Shares

The placement agent will not sell any shares in this offering to accounts over which it exercises discretionary authority, without first receiving written consent from those accounts.

Application for Listing on the NASDAQ Global Market

We have applied to list our common shares on the NASDAQ Global Market under the symbol “OINK.” As this offering is a best-efforts offering, the NASDAQ Global Market has indicated that it is unable to admit our common shares for listing until the completion of the offering and, consequently, the satisfaction of NASDAQ Global Market listing standards. If so admitted, we expect our common shares to begin trading on the NASDAQ Global Market on the day following the closing of this offering. If our common shares are eventually listed on the NASDAQ Global Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs.

LEGAL MATTERS

Certain matters as to Virginia law and U.S. federal law in connection with this offering will be passed upon for us and for the placement agent by Kaufman & Canoles, P.C. The validity of the shares and certain legal matters relating to the offering as to British Virgin Islands law will be passed upon for us by Kaufman & Canoles, P.C. Certain legal matters relating to the offering as to Chinese law will be passed upon for us by Kai Tong Law Firm, People’s Republic of China. Kaufman & Canoles, P.C. may rely upon Kai Tong Law Firm with respect to matters governed by PRC law.

EXPERTS

Financial statements as of December 31, 2009 and 2008, and for the years then ended appearing in this prospectus, have been included herein and in the registration statement in reliance upon the report of Sherb & Co., LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

INTERESTS OF EXPERTS AND COUNSEL

Attorneys with Kaufman and Canoles, P.C., representing our company with respect to this offering beneficially own 121,875 common shares of our company as of the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-1 relating to the common shares we are offering by this prospectus. This prospectus, which constitutes part of the registration statement filed with the SEC, does not contain all the information included in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common shares, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, where the contract, agreement or other document is an exhibit to the registration statement, any statement with respect to such contract, agreement or document is qualified by the provisions of such exhibit. You may examine and copy the registration statement, including the exhibits, at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain a copy of all or a portion of the registration statement by mail from the Public Reference Section of the SEC at the same address, upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

Tianli Agritech, Inc., Subsidiaries and Affiliate

Consolidated Financial Statements

For the three month periods ended

March 31, 2010 and 2009 (unaudited)

and the years ended December 31, 2009 and 2008 (audited)

TIANLI AGRITECH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2010	December 31, 2009
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$2,140,555	$2,022,295
Inventories	3,274,279	3,272,438
Advances to suppliers	83,116	84,951
Other current assets	15,243	24,147

Total Current Assets	5,513,193	5,403,831

Plant and equipment, net of accumulated depreciation of $1,493,417 and $1,331,840 at March 31, 2010 and December 31, 2009, respectively	8,967,351	7,780,342
Construction in progress	—	1,346,903
Biological assets, net of accumulated amortization of $617,357 and $607,319 at March 31, 2010 and December 31, 2009, respectively	1,040,603	742,060
Intangible asset, net	727,942	731,699

Total Assets	$16,249,089	$16,004,835

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$658,270	$658,164
Accounts payable	117,368	318,488
Other payables	576,428	1,793,921
Accrued payroll	—	13,034
Due to related parties	564,421	564,306

Total Current Liabilities	1,916,487	3,347,913

Stockholders’ Equity:
Common stock ($0.001 par value, 50,000,000 shares authorized, 8,125,000 issued and outstanding)	8,125	8,125
Additional paid in capital	4,262,534	4,262,534
Statutory surplus reserves	837,648	670,280
Retained earnings	8,792,943	7,286,633
Accumulated other comprehensive income	431,352	429,350

Total Stockholders’ Equity	14,332,602	12,656,922

Total Liabilities and Stockholders’ Equity	$16,249,089	$16,004,835

See notes to unaudited consolidated financial statements

TIANLI AGRITECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Three Months Ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Sales	$4,469,944	$3,101,060
Cost of goods sold	2,603,953	1,942,643

Gross profit	1,865,991	1,158,417

Operating expenses:
General and administrative expenses	168,346	113,706
Selling expenses	11,739	789

Total operating expenses	180,085	114,495

Income from operations	1,685,906	1,043,922

Other income (expense):
Interest expense	(17,581)	(18,142)
Subsidy income	—	183,303
Other income (expense)	5,353	(2,843)

Total other income (expenses)	(12,228)	162,318

Income before income taxes	1,673,678	1,206,240

Income taxes	—	—

Net income	1,673,678	1,206,240

Other comprehensive income:
Unrealized foreign currency translation adjustment	2,002	10,215

Comprehensive income	$1,675,680	$1,216,455

See notes to unaudited consolidated financial statements

TIANLI AGRITECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,673,678	$1,206,240
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	241,076	424,515
Inventory shrinkage	29,439	30,625
Changes in operating assets and liabilities:
Advances to suppliers	1,848	—
Inventories	(2,931)	(777,364)
Other current assets	8,909	4,199
Accounts payables	(201,173)	226,889
Other payables	(1,217,794)	2,469,531
Accrued payroll	(13,036)	(8,571)

Total adjustments	(1,153,662)	2,369,824

Net cash provided by operating activities	520,016	3,576,064

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of construction in progress	—	(197,193)
Purchase of biological assets	(402,085)	(225,296)
Purchase of plant and equipment	—	(2,768,445)

Net cash used in investing activities	(402,085)	(3,190,934)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	—	346,771

NET INCREASE IN CASH	117,931	731,901

EFFECT OF EXCHANGE RATE CHANGES ON CASH	329	369

CASH, BEGINNING OF PERIOD	2,022,295	210,311

CASH, END OF PERIOD	$2,140,555	$942,581

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$18,257	$18,403

Income tax paid	$—	$—

See notes to unaudited consolidated financial statements

TIANLI AGRITECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF THE STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	Statutory Surplus Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount
Balance, December 31, 2008	8,125,000	8,125	4,262,534	228,710	3,202,240	407,036	8,108,645

Appropriation to statutory surplus reserves	—	—	—	441,570	(441,570)	—	—
Comprehensive income:
Net income	—	—	—	—	4,525,963	—	4,525,963
Unrealized foreign currency translation adjustment	—	—	—	—	—	22,314	22,314

Subtotal							4,548,277

Balance, December 31, 2009	8,125,000	$8,125	$4,262,534	$670,280	$7,286,633	$429,350	$12,656,922

Appropriation to statutory surplus reserves (unaudited)	—	—	—	167,368	(167,368)	—	—
Comprehensive income:
Net income (unaudited)	—	—	—	—	1,673,678	—	1,673,678
Unrealized foreign currency translation adjustment (unaudited)	—	—	—	—	—	2,002	2,002

Subtotal (unaudited)							1,675,680

Balance, March 31, 2010 (unaudited)	8,125,000	$8,125	$4,262,534	$837,648	$8,792,943	$431,352	$14,332,602

See notes to unaudited consolidated financial statements

Tianli Agritech, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

March 31, 2010 and 2009

NOTE 1—ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the financial statements of Tianli Agritech, Inc. (referred to herein as “Tianli” or the “Company”), its wholly-owned subsidiary, HC Shengyuan Limited, a Hong Kong limited liability company (“HCS”) and HCS’ wholly-owned subsidiary, Wuhan Fengxing Agricultural Science and Technology Development Co., Ltd., a Chinese limited liability company (“WFOE”; HCS and WFOE are sometimes referred to as the “subsidiaries”), and Tianli’s variable interest entity, Wuhan Fengze Agricultural Science and Technology Development Co., Ltd., a Chinese limited liability company (“Fengze” or the “VIE”), where Tianli is deemed the primary beneficiary. Tianli, its consolidated subsidiaries and Fengze are collectively referred to herein as the “Company”, “we” and “us”.

Tianli Agritech, Inc. (“Tianli”) was incorporated in British Virgin Islands on November 9, 2009 as a limited liability company. The Company is engaged in the business of raising, breeding and selling hogs for use in China’s pork production and hog breeding markets. Its wholly owned subsidiary, HCS was incorporated in Hong Kong on November 24, 2009 as a limited liability company. Other than the equity interest in HCS, the Company does not own any assets or conduct any operations.

WFOE was incorporated in Wuhan, People’s Republic of China (“PRC”) on June 2, 2005. On November 26 2009, HCS entered into a stock purchase agreement with WFOE where HCS will acquire 100% equity interest of WFOE. On January 19, 2010, Wuhan Municipal Commission of Commerce approved the ownership change. On January 27, 2010, the ownership change was declared effective by Wuhan Administrator for Industry & Commerce. HCS acquired WFOE and became the holder of 100% equity interest of WFOE. Therefore, WFOE became the wholly-owned subsidiary of the Company. Other than the equity interest in WFOE, HCS does not own any assets or conduct any operations.

WFOE conducts its business through Fengze, which is consolidated as a variable interest entity.

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in hog breeding businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. On December 1, 2009, to protect the Company’s shareholders from possible future foreign ownership restrictions, Fengze and all of the shareholders of Fengze entered into an entrusted management agreement with WFOE, which provides that WFOE will be entitled to the full guarantee for the performance of such contracts, agreements or transactions entered into by Fengze. WFOE is also entitled to receive the residual return of Fengze. As a result of the agreement, WFOE will absorb 100% of the expected losses and gains of Fengze, which results in WFOE being the primary beneficiary of Fengze.

WFOE also entered into a pledge of equity agreement with the Principal Shareholders, who pledged all their equity interest in these entities to WFOE. The pledge of equity agreement, which were entered into by each Principal Shareholder, pledged each of the Principal Shareholders’ equity interest in WFOE as a guarantee for the entrustment payment under the Entrusted Management Agreement.

In addition, WFOE entered into an option agreement to acquire the Principal Shareholders’ equity interest in these entities if or when permitted by the PRC laws.

Based on these exclusive agreements, the Company consolidates the variable interest entity (“VIE”), Fengze, as required by generally accepted accounting principles in the United States (“US GAAP”), because the Company is the primary beneficiary of the VIE. The profits and losses of the Company are allocated based upon the Entrusted Management Agreement.

The Company is engaged in the research and development, raising, breeding and selling hogs for use in China’s pork production and hog breeding markets. The Company operates production plants in Wuhan City, Hubei Province, PRC. The Company sells to distributors and large-scale swine farms.

The followings are brief description of contracts entered between WFOE and Fengze:

(1) Entrusted Management Agreement. The domestic companies, Fengze and WFOE, have entered into an Entrusted Management Agreement, which provides that WFOE will be fully and exclusively responsible for the management of Fengze. As consideration for such services, Fengze has agreed to pay WFOE the management

Tianli Agritech, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

fee during the term of this agreement and the management fee shall equal to Fengze’s estimated earnings before tax. Also, WFOE will assume all operating risks related to this entrusted management service to Fengze and bear all losses of Fengze. The term of this agreement will be from the effective date thereof to the earlier of the following: (1) the winding up of Fengze, or (2) the termination date of this Agreement to be determined by the parties hereto, or (3) the date on which WFOE completes the acquisition of Fengze.

(2) Exclusive Option Agreement. All the shareholders of Fengze as well as Fengze has entered into an Exclusive Option Agreement with WFOE, which provides that WFOE will be entitled to acquire such shares form the current shareholders upon certain terms and conditions, meanwhile WFOE will be entitled an irrevocable exclusive purchase option to purchase all or part of the assets and business of Fengze, if such a purchase is or becomes allowable under PRC laws and regulations. The Exclusive Option Agreement also prohibits the current shareholders of Fengze as well as Fengze from transferring any portion of their equity interests, business or assets to anyone other than WFOE. WFOE has not yet taken any corporate action to exercise this right of purchase, and there is no guarantee that it will do so or will be permitted to do so by applicable law at such times as it may wish to do so.

(3) Shareholders’ Voting Proxy Agreement. All the shareholders of Fengze has executed a Shareholders’ Voting Proxy Agreement to irrevocably appoint the persons designated by WFOE with the exclusive right to exercise, on their behalf, all of their Voting Rights in accordance with the laws and Fengze’s Articles of Association, including but not limited to the rights to sell or transfer all or any of their equity interests of Fengze, and to appoint and elect the directors and Chairman as the authorized legal representative of Fengze. This agreement will be only terminated prior to the completion of acquisition of all of the equity interests in, or all assets or business of Fengze.

(4) Pledge of Equity Agreement. WFOE and the shareholders of Fengze have entered into a Pledge of Equity Agreement, pursuant to which all shareholder pledges all of their shares (100%) of Fengze, as appropriate, to WFOE. If Fengze or any of its respective shareholders breaches its respective contractual obligations in the “Entrusted Management Agreement”, “Exclusive Option Agreement” and “Shareholders’ Voting Proxy Agreement”, WFOE as Pledge, will be entitled to certain rights to foreclose on the pledged equity interests. Such Fengze shareholders cannot dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest

Except for the disclosed above, there are no arrangements that could require the Company to provide financial support to the variable interest entities, including events or circumstances that could expose the Company to a loss. As stated in the disclosure of various agreements between the Company and its VIE, the Company has rights to acquire any portion of the equity interests of the VIE. Also the Company may allocate its available funds to its VIE for business purpose. There are no fixed terms of such arrangements.

The following are major categories of the Assets and Liabilities of the VIE:

Wuhan Fengze Agricultural Science and Technology Development Co., Ltd.

	March 31, 2010	December 31, 2009
Current Assets	$5,513,193	$5,403,831
Plant and equipment, net	$8,967,351	$7,780,342
Construction in progress	$—	$1,346,903
Biological assets, net	$1,040,603	$742,060
Intangible assets	$727,942	$731,699
Total liabilities	$1,916,487	$3,347,913
Total stockholders’ equity	$14,332,602	$12,656,922

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Financial Statements

The accompanying consolidated financial statements are unaudited. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) have been made to present fairly the financial position, results of operations and cash flows for the periods presented. Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the year ended December 31, 2009 financial statements. The results of operations for the three month period ended March 31, 2010 are not necessarily indicative of the operating results to be expected for the full year ended December 31, 2010.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with US GAAP. The basis of accounting differs from that used in the statutory accounts of the Company, which are prepared in

Tianli Agritech, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

accordance with the accounting principles of the PRC (“PRC GAAP”). The Company’s functional currency is the Chinese Renminbi (“RMB”); however the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”). All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Certain of the Company’s accounting policies require higher degrees of judgment than others in their application. Management evaluates all of its estimates and judgments on an on-going basis.

Principles of Consolidation

Pursuant to US GAAP, Fengze is the VIE of the Company and the Company is the primary beneficiary of the VIE. Accordingly, the VIE has been consolidated in the Company’s financial statements.

Based on various VIE agreements, the Company is able to excise control over the VIE; and obtain the financial interests such as obtaining periodic income of the VIE through technical and consulting service arrangements and obtaining the net assets of VIE through purchase of their equities at essentially no cost basis. The Company therefore concluded that its interest in the VIE is not a noncontrolling interest and therefore is not classified as so. The amount of noncontrolling interest of the original shareholders of Fengze holding shares of the VIE for the Company is zero. They exercise no controls over the VIE and no financial interests of ownership are due to them either for periodic income or the net assets.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are composed primarily of time deposits and investments in money market accounts and are stated at cost which approximates fair value.

Inventories

Inventories are stated at the lower of cost, as determined by the weighted-average method, or the market. Management compares the cost of inventories with the market value, and allowance is made for writing down the inventories to their market value, if lower. Costs of raised animals include proportionate costs of breeding, including depreciation of the breeding herd, plus the costs of maintenance through the balance sheet date. Purchased hogs are carried at purchase cost plus costs of maintenance through the balance sheet date. Management inspects and monitors inventory on a continuance basis. Cost of animals deemed defective due to disease, death or poor quality are expensed as incurred and included in general and administrative expenses. Included in such costs is the cost for disposal of such inventory.

Plant and Equipment

The Company states plant and equipment at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. In accordance with US GAAP, the Company examines the possibility of decreases in the value of plant and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets with the residual value of 5% of plant and equipment. The depreciation expense for the three months ended March 31, 2010 and 2009 amounted to $161,365 and $346,053, respectively.

Tianli Agritech, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

Estimated useful lives of the Company’s assets are as follows:

Useful Life
Buildings	40 years
Vehicles	5 years
Office equipment	5 years
Production equipment	5 years

Construction in Progress

Construction in progress consists of amounts expended for building construction of new breeding and animal rearing facilities. Once building construction is completed and the facilities are approved for adequate breeding and animal rearing activity, the construction in progress assets are categorized as buildings and production equipment and are then accounted for in plant and equipment. Assets accounted for as plant and equipment are used in the Company’s production process, whereupon they are depreciated over their estimated useful lives.

Biological Assets

Biological assets consist primarily of hogs for breeding and farrowing, which produce piglets that grow faster and have better quality carcasses with a high percentage of meat and a small quantity of fat. The costs to purchase and cultivate these hogs, and the expenditures related to labor and materials to feed the hogs until they become commercially productive and breedable are capitalized. When these hogs are entered into breeding and farrowing production amortization of these hogs commences. Estimated production lives for breeding hogs is 3 years, after which they normally have a residual value of $73 (RMB 500), which in turn is transferred into inventory as the vast majority of these breeding hogs will then be sold for meat processing. Expenses incurred during gestation until piglets are weaned are capitalized into inventory and referred to as work in process – biological assets. If piglets are deemed ideal for biological asset categorization, a portion of these gestation and raising costs until weaned are allocated into biological assets for these piglets. Amortization expense pertaining to biological assets aggregated to $75,836 and $71,471 for the three months ended March 31, 2010 and 2009, respectively, and are included in inventory costs and ultimately become a component of cost of goods sold.

Intangible Assets

Intangible assets include the land use rights. According to the laws of PRC, the government owns all the land in PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over their lease terms.

The Company states intangible assets at cost less accumulated amortization. In accordance with US GAAP, the Company examines the possibility of decreases in the value of land use rights when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company computes amortization using the straight-line method over the approved lives of the land use rights. The amortization expense for the three months ended March 31, 2010 and 2009 amounted to $3,875 and $6,991, respectively.

Impairment of Long-lived Assets

In accordance with US GAAP, the Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the assets estimated fair value and its book value. The Company did not consider it necessary to record any impairment charges during the three months ended March 31, 2010 and 2009.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosure (“ASC 820”) for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

Tianli Agritech, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

Cash and cash equivalents include money market securities and commercial paper that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

In addition, the Company did not elect the fair value options for any of its qualifying financial instruments.

Revenue Recognition

The Company generates revenues from the business of raising, breeding and selling hogs for use in Chinese pork production and hog breeding markets.

Revenues generated from the sales of breeding and selling hogs are recognized when these products are delivered to customers in accordance with previously agreed upon pricing and delivery arrangements, and the collectability of these sales is reasonably assured. Accordingly, no provision has been made for returnable goods.

Income Taxes

The Company provides for deferred income taxes using the asset and liability method. Under this method, the Company recognizes deferred income taxes for tax credits and net operating losses available for carry-forwards and significant temporary differences. The Company classifies deferred tax assets and liabilities as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. The Company provides a valuation allowance to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Income taxes are accounted for under the Statement of Financial Accounting Standards (“FASB”) ASC 740, Income Taxes (“ASC 740”). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Any deferred tax assets and liabilities would be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is not subject to the Income Tax Law of the People’s Republic of China. According to the Income Tax Law of the People’s Republic of China, engaging in the agricultural business is exempt from the 25% enterprise income tax. The Company is engaged in business of research and development, raising, breeding and selling hogs for use in Chinese pork production and hog breeding markets, which is exempt from the Chinese income tax.

In addition, the Company is not subject to the 17% VAT tax for hog sales or the 5% business tax levied on the incomes from the services rendered. According to the PRC tax regulations, companies engaging in the agricultural business are exempt from the 17% VAT tax and 5% business tax.

Tianli Agritech, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

Accumulated Other Comprehensive Income

As of December 31, 2009, the accounts of Tianli were maintained and its financial statements were expressed in Chinese Renminbi (RMB). Such financial statements were translated into United States Dollars (USD) in accordance with US GAAP, with the RMB as the functional currency. All balance sheet items, assets and liabilities, are translated at the current exchange rates of the balance sheet dates, shareholders’ equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with US GAAP as a component of shareholders’ equity.

During the first quarters ended March 31, 2010 and 2009, the transactions of Tianli were denominated and recorded in RMB at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Accumulated other comprehensive income consisted of unrealized gains or losses resulting from the translation of financial statements from RMB to US dollars. For the three months ended March 31, 2010 and 2009, the unrealized foreign currency translation adjustments were a gain of $2,002 and $10,215, respectively.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, by the general state of the PRC’s economy. The Company’s business may be influenced by changes in PRC governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Recent Accounting Pronouncements

Accounting Standards Codification: In July 2009, the Financial Accounting Standards Board (“FASB”) issued standards that established the FASB Accounting Standards Codification (“ASC” or “Codification”) as the single source of authoritative US GAAP for nongovernmental entities. The ASC supersedes all non-SEC accounting and reporting standards that existed at the ASC’s effective date, including FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. The FASB uses Accounting Standards Updates (“ASU”) to amend the ASC. The Codification was effective for interim and annual periods ending after September 15, 2009.

Tianli Agritech, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

In December 2007, the FASB issued a standard that established new standards to govern the accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and, the loss of control of subsidiaries. Non-controlling interest will be reported as part of equity in the consolidated financial statements. Losses will be allocated to the noncontrolling interest, and, if control is maintained, changes in ownership interests will be treated as equity transactions. Upon a loss of control, any gain or loss on the interest sold will be recognized in earnings. This new standard was effective for periods beginning after December 15, 2008. The Company has adopted and evaluated this standard and determined that there was no impact as of December 31, 2009 and 2008.

In March 2008, the FASB issued a standard that is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has evaluated the new standard and determined that there was no impact as of December 31, 2009 and 2008.

In May 2009, the FASB issued a standard that established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company has adopted this statement.

On June 16, 2008, the FASB issued a standard to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. The new standard determines that unvested share-based payment awards that contain rights to dividend payments should be included in earning per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. The Company has adopted and evaluated the new standard and determined that there was no impact as of December 31, 2009 and 2008.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

NOTE 3—INVENTORIES

Inventories are stated at the lower of cost, as determined by the weighted-average method, or market. Management compares the cost of inventories with the market value, and allowance is made for writing down the inventories to their market value, if lower. Costs of raised animals include proportionate costs of breeding, including depreciation of the breeding herd, plus the costs of maintenance through the balance sheet date. Purchased cattle are carried at purchase cost plus costs of maintenance through the balance sheet date.

Inventories consisted of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Raw materials	$350,765	$257,762
Work in process—biological assets	1,869,083	1,889,422
Infant hogs	1,054,431	1,125,254

	$3,274,279	$3,272,438

The Company reviews its inventories periodically for possible obsolete goods and to determine if any reserves are necessary for potential obsolescence. As of March 31, 2010 and December 31, 2009, the Company determined that no more reserves were necessary. The term “work in process – biological assets” has the meaning set forth above in Note 2 – Biological Assets.

Tianli Agritech, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

NOTE 4—ADVANCES TO SUPPLIERS

The Company advances to certain vendors for the purchase of materials. As of March 31, 2010 and December 31, 2009, the advances to suppliers amounted to $83,116 and $84,951, respectively.

NOTE 5—PLANT AND EQUIPMENT

Plant and equipment consist of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Buildings	$9,581,829	$8,232,866
Vehicles	460,826	442,742
Office equipment	32,462	49,592
Production equipment	385,651	386,982

	10,460,768	9,112,182
Less: Accumulated depreciation	(1,493,417)	(1,331,840)

	$8,967,351	$7,780,342

The depreciation expense of the plant and equipment for the three months ended March 31, 2010 and 2009 amounted to $161,365 and $346,053 respectively.

NOTE 6—CONSTRUCTION IN PROGRESS

Construction in progress consists of amounts expended for building construction of new breeding and animal rearing facilities. Once building construction is completed and the facilities are approved for adequate breeding and animal rearing activity, these construction in progress assets are placed into production and transferred into plant and equipment, whereupon they are depreciated over their estimated useful lives. As of March 31, 2010 and December 31, 2009, the construction in progress is $0 and $1,346,903, respectively.

NOTE 7—BIOLOGICAL ASSETS

Biological assets consist of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Hogs	$1,657,960	$1,349,379
Less: Accumulated amortization	(617,357)	(607,319)

	$1,040,603	$742,060

Total amortization expense of the biological assets for the three months ended March 31, 2010 and 2009 amounted to $75,836 and $71,471, respectively.

NOTE 8—INTANGIBLE ASSETS

Intangible assets include the land use rights. According to the laws of PRC, the government owns all the land in PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 50 years.

Intangible assets at March 31, 2010 and December 31, 2009 are as follows:

	March 31, 2010	December 31, 2009
	(Unaudited)
Land use rights	$809,361	$809,231
Less Accumulated amortization	(81,419)	(77,532)

	$727,942	$731,699

Tianli Agritech, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

Amortization expense for the Company’s intangible assets for the three months ended March 31, 2010 and 2009 was $3,875 and $6,991, respectively.

Amortization expenses of the intangible asset for the next five years after December 31, 2009 are as follows:

Year ended December 31, 2010	$19,404
Year ended December 31, 2011	19,404
Year ended December 31, 2012	19,404
Year ended December 31, 2013	19,404
Year ended December 31, 2014	19,404
Thereafter	634,679

Total	$731,699

NOTE 9—SHORT-TERM LOAN

As of March 31, 2010 and December 31, 2009, the short-term loans are as follows:

Description	March 31, 2010	December 31, 2009
	(Unaudited)
Loan payable to Wuhan Huangpi Rural Credit Union, interest at 7.2% annually, due by October 9, 2010, collateralized by certain assets of the Company	$658,270	$658,164

The interest expense was $17,581 and $18,142 for the three months ended March 31, 2010 and 2009, respectively.

NOTE 10—ACCOUNTS PAYABLE

At March 31, 2010 and December 31, 2009, accounts payable were $117,368 and $318,488, respectively. Accounts payable is primarily payments due to suppliers and vendors for feeds and animal medicines.

NOTE 11—OTHER PAYABLES

Other payables exist when the Company acquires the assets of hog farms to expand its operations. Other payables are comprised of the payables to other local hog farmers that the Company purchases buildings and hogs from other local hog farmers, for the purpose of expanding the capacity for feeding breeding hogs. Such payables are primarily short term purchases that ordinarily require down payments and a short term payment on remaining balances due. Some of these acquisitions will include short term unsecured, non-interest bearing advances made by the local government where the hog farms are acquired. These government advances are for business enhancement development, to encourage medium size companies to expand their hog operations. These advances have no set repayment date, and accordingly, are deemed short term. The other payables as of March 31, 2010 and December 31, 2009 are $576,428, and $1,793,921, respectively.

NOTE 12—RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The due to related parties represented the advances from or to the Company’s shareholders. Such advances are non-interest bearing and due upon demand.

NOTE 13—STATUTORY RESERVES

As stipulated by the Company Law of PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

•	Making up cumulative prior years’ losses, if any;

•

Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company’s registered capital;

Tianli Agritech, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

•

Allocations of 5 to 10% of income after tax, as determined under PRC accounting rules and regulations, to the Company’s “Statutory common welfare fund”, which is established for the purpose of providing employee facilities and other collective benefits to the Company’s employees; and

•	Allocations to the discretionary surplus reserve, if approved in the stockholders’ general meeting.

•

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

In accordance with the Chinese Company Law, the company has allocated 10% of its net income, amounting to $167,368, and $441,570 as statutory reserve contributions for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively.

According to the new Company Law of PRC executed in 2006, the Company is no longer required to reserve the “Statutory common welfare fund”. Accordingly, the Company did not reserve any contribution to the common welfare fund as of March 31, 2010 and December 31, 2009.

14. SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events” the Company evaluated subsequent events after the balance sheet date of March 31, 2010 through June 30, 2010 which is the date the financial statements were issued. The Company did not have any material subsequent events to disclose.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors

Tianli Agritech, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Tianli Agritech, Inc. and its Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tianli Agritech, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP

Certified Public Accountants
New York, New York
February 7, 2010

TIANLI AGRITECH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$2,022,295	$210,311
Inventories	3,272,438	2,556,651
Advances to suppliers	84,951	11,792
Other current assets	24,147	7,142

Total Current Assets	5,403,831	2,785,896

Plant and equipment, net of accumulated depreciation of $1,331,840 and $595,852 at December 31, 2009 and 2008, respectively	7,780,342	4,815,590
Construction in progress	1,346,903	1,901,468
Biological assets, net of accumulated amortization of $607,319 and $367,608 at December 31, 2009 and 2008, respectively	742,060	638,357
Intangible asset, net	731,699	749,250

Total Assets	$16,004,835	$10,890,561

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$658,164	$656,532
Accounts payable	318,488	208,823
Other payables	1,793,921	1,024,424
Accrued payroll	13,034	20,525
Due to related parties	564,306	871,612

Total Current Liabilities	3,347,913	2,781,916

Stockholders’ Equity:
Common stock ($0.001 par value, 50,000,000 shares authorized, 8,125,000 issued and outstanding)	8,125	8,125
Additional paid in capital	4,262,534	4,262,534
Statutory surplus reserves	670,280	228,710
Retained earnings	7,286,633	3,202,240
Accumulated other comprehensive income	429,350	407,036

Total Stockholders’ Equity	12,656,922	8,108,645

Total Liabilities and Stockholders’ Equity	$16,004,835	$10,890,561

See notes to audited consolidated financial statements

TIANLI AGRITECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2009	2008

Sales	$12,550,533	$7,197,091
Cost of goods sold	7,752,191	4,759,929

Gross profit	4,798,342	2,437,162

Operating expenses:
General and administrative expenses	418,800	329,980
Selling expenses	7,046	9,659

Total operating expenses	425,846	339,639

Income from operations	4,372,496	2,097,523

Other income (expense):
Interest expense	(61,005)	(55,798)
Subsidy income	214,519	240,583
Other (expense) income	(47)	4,795

Total other income (expenses)	153,467	189,580

Income before income taxes	4,525,963	2,287,103

Income taxes	—	—

Net income	4,525,963	2,287,103

Other comprehensive income:
Unrealized foreign currency translation adjustment	22,314	261,381

Comprehensive income	$4,548,277	$2,548,484

See notes to audited consolidated financial statements

TIANLI AGRITECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,525,963	$2,287,103
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,033,355	594,173
Inventory shrinkage	190,319	60,693
Changes in operating assets and liabilities:
Advances to suppliers	(73,090)	16,225
Inventories	(850,254)	(329,794)
Other current assets	(16,979)	477,509
Accounts payables	109,087	(120,341)
Other payables	766,537	(4,237,324)
Accrued payroll	(7,538)	20,206

Total adjustments	1,151,437	(3,518,653)

Net cash provided by (used in) operating activities	5,677,400	(1,231,550)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of construction in progress	(290,116)	(1,888,064)
Purchase of intangible assets	—	(54,006)
Purchase of biological assets	(431,014)	(264,271)
Purchase of plant and equipment	(2,836,193)	(1,042,097)

Net cash used in investing activities	(3,557,323)	(3,248,438)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	—	2,729,004
Due to related parties	(309,590)	475,592

Net cash (used in) provided by financing activities	(309,590)	3,204,596

NET INCREASE (DECREASE) IN CASH	1,810,487	(1,275,392)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,497	367,607

CASH, BEGINNING OF YEAR	210,311	1,118,096

CASH, END OF YEAR	$2,022,295	$210,311

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$62,567	$56,898

Income tax paid	$—	$—

See notes to audited consolidated financial statements

TIANLI AGRITECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF THE STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	Statutory Surplus Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount

Balance, December 31, 2007	8,125,000	$8,125	$1,533,530	$—	$1,143,847	$145,655	$2,831,157

Capital contribution	—	—	2,729,004	—	—	—	2,729,004
Appropriation to statutory surplus reserves	—	—	—	228,710	(228,710)	—	—
Comprehensive income:
Net income	—	—	—	—	2,287,103	—	2,287,103
Unrealized foreign currency translation adjustment	—	—	—	—	—	261,381	261,381

Subtotal							2,548,484

Balance, December 31, 2008	8,125,000	8,125	4,262,534	228,710	3,202,240	407,036	8,108,645

Appropriation to statutory surplus reserves	—	—	—	441,570	(441,570)	—	—
Comprehensive income:
Net income	—	—	—	—	4,525,963	—	4,525,963
Unrealized foreign currency translation adjustment	—	—	—	—	—	22,314	22,314

Subtotal							4,548,277

Balance, December 31, 2009	8,125,000	$8,125	$4,262,534	$670,280	$7,286,633	$429,350	$12,656,922

See notes to audited consolidated financial statements

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2009 and 2008

NOTE 1—ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the financial statements of Tianli Agritech, Inc. (referred to herein as “Tianli” or the “Company”), its wholly-owned subsidiary, HC Shengyuan Limited, a Hong Kong limited liability company (“HCS”) and HCS’ wholly-owned subsidiary, Wuhan Fengxing Agricultural Science and Technology Development Co., Ltd., a Chinese limited liability company (“WFOE”; HCS and WFOE are sometimes referred to as the “subsidiaries”), and Tianli’s variable interest entity, Wuhan Fengze Agricultural Science and Technology Development Co., Ltd., a Chinese limited liability company (“Fengze” or the “VIE”), where Tianli is deemed the primary beneficiary. Tianli, its consolidated subsidiaries and Fengze are collectively referred to herein as the “Company”, “we” and “us”.

Tianli Agritech, Inc. (“Tianli”) was incorporated in British Virgin Islands on November 9, 2009 as a limited liability company. The Company is engaged in the business of raising, breeding and selling hogs for use in China’s pork production and hog breeding markets. Its wholly owned subsidiary, HCS was incorporated in Hong Kong on November 24, 2009 as a limited liability company. Other than the equity interest in HCS, the Company does not own any assets or conduct any operations.

WFOE was incorporated in Wuhan, People’s Republic of China (“PRC”) on June 2, 2005. On November 26 2009, HCS entered into a stock purchase agreement with WFOE where HCS will acquire 100% equity interest of WFOE. On January 19, 2010, Wuhan Municipal Commission of Commerce approved the ownership change. On January 27, 2010, the ownership change was declared effective by Wuhan Administrator for Industry & Commerce. HCS acquired WFOE and became the holder of 100% equity interest of WFOE. Therefore, WFOE became the wholly-owned subsidiary of the Company. Other than the equity interest in WFOE, HCS does not own any assets or conduct any operations.

WFOE conducts its business through Fengze, which is consolidated as a variable interest entity.

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in hog breeding businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. On December 1, 2009, to protect the Company’s shareholders from possible future foreign ownership restrictions, Fengze and all of the shareholders of Fengze entered into an entrusted management agreement with WFOE, which provides that WFOE will be entitled to the full guarantee for the performance of such contracts, agreements or transactions entered into by Fengze. WFOE is also entitled to receive the residual return of Fengze. As a result of the agreement, WFOE will absorb 100% of the expected losses and gains of Fengze, which results in WFOE being the primary beneficiary of Fengze.

WFOE also entered into a pledge of equity agreement with the Principal Shareholders, who pledged all their equity interest in these entities to WFOE. The pledge of equity agreement, which were entered into by each Principal Shareholder, pledged each of the Principal Shareholders’ equity interest in WFOE as a guarantee for the entrustment payment under the Entrusted Management Agreement.

In addition, WFOE entered into an option agreement to acquire the Principal Shareholders’ equity interest in these entities if or when permitted by the PRC laws.

Based on these exclusive agreements, the Company consolidates the variable interest entity (“VIE”), Fengze, as required by generally accepted accounting principles in the United States (“US GAAP”), because the Company is the primary beneficiary of the VIE. The profits and losses of the Company are allocated based upon the Entrusted Management Agreement.

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

The Company is engaged in the research and development, raising, breeding and selling hogs for use in China’s pork production and hog breeding markets. The Company operates production plants in Wuhan City, Hubei Province, PRC. The Company sells to distributors and large-scale swine farms.

The followings are brief description of contracts entered between WFOE and Fengze:

(1) Entrusted Management Agreement. The domestic companies, Fengze and WFOE, have entered into an Entrusted Management Agreement, which provides that WFOE will be fully and exclusively responsible for the management of Fengze. As consideration for such services, Fengze has agreed to pay WFOE the management fee during the term of this agreement and the management fee shall equal to Fengze’s estimated earnings before tax. Also, WFOE will assume all operating risks related to this entrusted management service to Fengze and bear all losses of Fengze. The term of this agreement will be from the effective date thereof to the earlier of the following: (1) the winding up of Fengze, or (2) the termination date of this Agreement to be determined by the parties hereto, or (3) the date on which WFOE completes the acquisition of Fengze.

(2) Exclusive Option Agreement. All the shareholders of Fengze as well as Fengze has entered into an Exclusive Option Agreement with WFOE, which provides that WFOE will be entitled to acquire such shares form the current shareholders upon certain terms and conditions, meanwhile WFOE will be entitled an irrevocable exclusive purchase option to purchase all or part of the assets and business of Fengze, if such a purchase is or becomes allowable under PRC laws and regulations. The Exclusive Option Agreement also prohibits the current shareholders of Fengze as well as Fengze from transferring any portion of their equity interests, business or assets to anyone other than WFOE. WFOE has not yet taken any corporate action to exercise this right of purchase, and there is no guarantee that it will do so or will be permitted to do so by applicable law at such times as it may wish to do so.

(3) Shareholders’ Voting Proxy Agreement. All the shareholders of Fengze has executed a Shareholders’ Voting Proxy Agreement to irrevocably appoint the persons designated by WFOE with the exclusive right to exercise, on their behalf, all of their Voting Rights in accordance with the laws and Fengze’s Articles of Association, including but not limited to the rights to sell or transfer all or any of their equity interests of Fengze, and to appoint and elect the directors and Chairman as the authorized legal representative of Fengze. This agreement will be only terminated prior to the completion of acquisition of all of the equity interests in, or all assets or business of Fengze.

(4) Pledge of Equity Agreement. WFOE and the shareholders of Fengze have entered into a Pledge of Equity Agreement, pursuant to which all shareholder pledges all of their shares (100%) of Fengze, as appropriate, to WFOE. If Fengze or any of its respective shareholders breaches its respective contractual obligations in the “Entrusted Management Agreement”, “Exclusive Option Agreement” and “Shareholders’ Voting Proxy Agreement”, WFOE as Pledge, will be entitled to certain rights to foreclose on the pledged equity interests. Such Fengze shareholders cannot dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest

Except for the disclosed above, there are no arrangements that could require the Company to provide financial support to the variable interest entities, including events or circumstances that could expose the Company to a loss. As stated in the disclosure of various agreements between the Company and its VIE, the Company has rights to acquire any portion of the equity interests of the VIE. Also the Company may allocate its available funds to its VIE for business purpose. There are no fixed terms of such arrangements.

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

The following are major categories of the Assets and Liabilities of the VIE:

Wuhan Fengze Agricultural Science and Technology Development Co., Ltd.

	December 31,
	2009	2008
Current assets	$5,403,831	$2,785,896
Plant and equipment, net	$7,780,342	$4,815,590
Construction in progress	$1,346,903	$1,901,468
Biological assets, net	$742,060	$638,357
Intangible assets	$731,699	$749,250
Total liabilities	$3,347,913	$2,781,916
Total stockholders’ equity	$12,656,922	$8,108,645

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with US GAAP. The basis of accounting differs from that used in the statutory accounts of the Company, which are prepared in accordance with the accounting principles of the PRC (“PRC GAAP”). The Company’s functional currency is the Chinese Renminbi (“RMB”); however the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”). All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Certain of the Company’s accounting policies require higher degrees of judgment than others in their application. Management evaluates all of its estimates and judgments on an on-going basis.

Principles of Consolidation

Pursuant to US GAAP, Fengze is the VIE of the Company and the Company is the primary beneficiary of the VIE. Accordingly, the VIE has been consolidated in the Company’s financial statements.

Based on various VIE agreements, the Company is able to excise control over the VIE; and obtain the financial interests such as obtaining periodic income of the VIE through technical and consulting service arrangements and obtaining the net assets of VIE through purchase of their equities at essentially no cost basis. The Company therefore concluded that its interest in the VIE is not a noncontrolling interest and therefore is not classified as so. The amount of noncontrolling interest of the original shareholders of Fengze holding shares of the VIE for the Company is zero. They exercise no controls over the VIE and no financial interests of ownership are due to them either for periodic income or the net assets.

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are composed primarily of time deposits and investments in money market accounts and are stated at cost which approximates fair value.

Inventories

Inventories are stated at the lower of cost, as determined by the weighted-average method, or the market. Management compares the cost of inventories with the market value, and allowance is made for writing down the inventories to their market value, if lower. Costs of raised animals include proportionate costs of breeding, including depreciation of the breeding herd, plus the costs of maintenance through the balance sheet date. Purchased hogs are carried at purchase cost plus costs of maintenance through the balance sheet date. Management inspects and monitors inventory on a continuance basis. Cost of animals deemed defective due to disease, death or poor quality are expensed as incurred and included in general and administrative expenses. Included in such costs is the cost for disposal of such inventory.

Plant and Equipment

The Company states plant and equipment at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. In accordance with US GAAP, the Company examines the possibility of decreases in the value of plant and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets with the residual value of 5% of plant and equipment. The depreciation expense for the years ended December 31, 2009 and 2008 amounted to $734,111 and $307,836, respectively.

Estimated useful lives of the Company’s assets are as follows:

Useful Life
Buildings	40 years
Vehicles	5 years
Office equipment	5 years
Production equipment	5 years

Construction in Progress

Construction in progress consists of amounts expended for building construction of new breeding and animal rearing facilities. Once building construction is completed and the facilities are approved for adequate breeding and animal rearing activity, the construction in progress assets are categorized as buildings and production equipment and are then accounted for in plant and equipment. Assets accounted for as plant and equipment are used in the Company’s production process, whereupon they are depreciated over their estimated useful lives.

Research and Development Costs

Research and development costs are expensed as incurred. These costs primarily consist of cost of materials used and salaries paid for the development of products both to personnel employed by the Company and to third parties employed outside of the Company. Research and development costs for the years ended at December 31, 2009 and 2008 were approximately $53,732 and 42,306, respectively.

Biological Assets

        Biological assets consist primarily of hogs for breeding and farrowing, which produce piglets that grow faster and have better quality carcasses with a high percentage of meat and a small quantity of fat. The costs to purchase and cultivate these hogs, and the expenditures related to labor and materials to feed the hogs till they become commercially productive and breedable are capitalized. When these hogs are entered into breeding and farrowing production amortization of these hogs commences. Estimated production lives for breeding hogs is 3 years, after which they normally have a residual value of $73 (RMB 500), which in turn is transferred into inventory as the vast majority of these breeding hogs will then be sold for meat processing. Expenses incurred during gestation until piglets are weaned are capitalized into inventory and referred to as work in process – biological assets. If piglets are deemed ideal for biological asset categorization, a portion of these gestation and raising costs until weaned are allocated into biological assets for these piglets. Amortization expense pertaining to biological assets aggregated to $279,840 and $255,898 for the years ended December 31, 2009 and 2008, respectively, and are included in inventory costs and ultimately become a component of cost of goods sold.

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

Intangible Assets

Intangible assets include the land use rights. According to the laws of PRC, the government owns all the land in PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over their lease terms.

The Company states intangible assets at cost less accumulated amortization. In accordance with US GAAP, the Company examines the possibility of decreases in the value of land use rights when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company computes amortization using the straight-line method over the approved lives of the land use rights. The amortization expense for the years ended December 31, 2009 and 2008 amounted to $19,404 and $30,439, respectively

Impairment of Long-lived Assets

In accordance with US GAAP, the Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the assets estimated fair value and its book value. The Company did not consider it necessary to record any impairment charges during the years ended December 31, 2009 and 2008.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosure (“ASC 820”) for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

Cash and cash equivalents include money market securities and commercial paper that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

In addition, the Company did not elect the fair value options for any of its qualifying financial instruments.

Revenue Recognition

The Company generates revenues from the business of raising, breeding and selling hogs for use in Chinese pork production and hog breeding markets.

Revenues generated from the sales of breeding and selling hogs are recognized when these products are delivered to customers in accordance with previously agreed upon pricing and delivery arrangements, and the collectability of these sales is reasonably assured. Accordingly, no provision has been made for returnable goods.

Income Taxes

The Company provides for deferred income taxes using the asset and liability method. Under this method, the Company recognizes deferred income taxes for tax credits and net operating losses available for carry-forwards and significant temporary differences. The Company classifies deferred tax assets and liabilities as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. The Company provides a valuation allowance to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Income taxes are accounted for under the Statement of Financial Accounting Standards (“FASB”) ASC 740, Income Taxes (“ASC 740”). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Any deferred tax assets and liabilities would be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is not subject to the Income Tax Law of the People’s Republic of China. According to the Income Tax Law of the People’s Republic of China, engaging in the agricultural business is exempt from the 25% enterprise income tax. The Company is engaged in business of research and development, raising, breeding and selling hogs for use in Chinese pork production and hog breeding markets, which is exempt from the Chinese income tax. If the Company were subject to the standard 25% enterprise income tax rate, it would have paid $1,137,069 and $637,121 in fiscal 2009 and 2008, respectively.

In addition, the Company is not subject to the 17% VAT tax for hog sales or the 5% business tax levied on the incomes from the services rendered. According to the PRC tax regulations, companies engaging in the agricultural business are exempt from the 17% VAT tax and 5% business tax.

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

Accumulated Other Comprehensive Income

As of December 31, 2009, the accounts of Tianli were maintained and its financial statements were expressed in Chinese Renminbi (RMB). Such financial statements were translated into United States Dollars (USD) in accordance with US GAAP, with the RMB as the functional currency. All balance sheet items, assets and liabilities, are translated at the current exchange rates of the balance sheet dates, shareholders’ equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with US GAAP as a component of shareholders’ equity.

During the years ended December 31, 2009 and 2008, the transactions of Tianli were denominated and recorded in RMB at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Accumulated other comprehensive income consisted of unrealized gains or losses resulting from the translation of financial statements from RMB to US dollars. For the fiscal years ended December 31, 2009 and 2008, the unrealized foreign currency translation adjustments were a gain of $22,314 and $261,381, respectively.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, by the general state of the PRC’s economy. The Company’s business may be influenced by changes in PRC governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Recent Accounting Pronouncements

Accounting Standards Codification: In July 2009, the Financial Accounting Standards Board (“FASB”) issued standards that established the FASB Accounting Standards Codification (“ASC” or “Codification”) as the single source of authoritative US GAAP for nongovernmental entities. The ASC supersedes all non-SEC accounting and reporting standards that existed at the ASC’s effective date, including FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. The FASB uses Accounting Standards Updates (“ASU”) to amend the ASC. The Codification was effective for interim and annual periods ending after September 15, 2009.

In December 2007, the FASB issued a standard that established new standards to govern the accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and, the loss of control of subsidiaries. Non-controlling interest will be reported as part of equity in the consolidated financial statements. Losses will be allocated to the noncontrolling interest, and, if control is maintained, changes in ownership interests will be treated as equity transactions. Upon a loss of control, any gain or loss on the interest sold will be recognized in earnings. This new standard was effective for periods beginning after December 15, 2008. The Company has adopted and evaluated this standard and determined that there was no impact as of December 31, 2009 and 2008.

In March 2008, the FASB issued a standard that is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has evaluated the new standard and determined that there was no impact as of December 31, 2009 and 2008.

In May 2009, the FASB issued a standard that established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company has adopted this statement.

On June 16, 2008, the FASB issued a standard to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. The new standard determines that unvested share-based payment awards that contain rights to dividend payments should be included in earning per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. The Company has adopted and evaluated the new standard and determined that there was no impact as of December 31, 2009 and 2008.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

NOTE 3—INVENTORIES

Inventories are stated at the lower of cost, as determined by the weighted-average method, or market. Management compares the cost of inventories with the market value, and allowance is made for writing down the inventories to their market value, if lower. Costs of raised animals include proportionate costs of breeding, including depreciation of the breeding herd, plus the costs of maintenance through the balance sheet date. Purchased animals are carried at purchase cost plus costs of maintenance through the balance sheet date.

Inventories consisted of the following:

	December 31,
	2009	2008
Raw materials	$257,762	$138,443
Work in process—biological assets	1,889,422	1,600,652
Infant hogs	1,125,254	817,556

	$3,272,438	$2,556,651

The Company reviews its inventories periodically for possible obsolete goods and to determine if any reserves are necessary for potential obsolescence. As of December 31, 2009 and 2008, the Company determined that no more reserves were necessary. The term “work in process – biological assets” has the meaning set forth above in Note 2 – Biological Assets.

NOTE 4—ADVANCES TO SUPPLIERS

The Company advances to certain vendors for the purchase of materials. As of December 31, 2009 and 2008, the advances to suppliers amounted to $84,951 and $11,792, respectively.

NOTE 5—PLANT AND EQUIPMENT

Plant and equipment consist of the following:

	December 31,
	2009	2008
Buildings	$8,232,866	$4,731,798
Vehicles	442,742	448,521
Office equipment	49,592	22,228
Production equipment	386,982	208,895

	9,112,182	5,411,442
Less: Accumulated depreciation	(1,331,840)	(595,852)

	$7,780,342	$4,815,590

The depreciation expense of the plant and equipment for the years ended December 31, 2009 and 2008 amounted to $734,111 and $307,836, respectively

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

NOTE 6—CONSTRUCTION IN PROGRESS

Construction in progress consists of amounts expended for building construction of new breeding and animal rearing facilities. Once building construction is completed and the facilities are approved for adequate breeding and animal rearing activity, these construction in progress assets are placed into production and transferred into plant and equipment, whereupon they are depreciated over their estimated useful lives. As of December 31, 2009 and 2008, the construction in progress is $1,346,903 and $1,901,468, respectively.

NOTE 7—BIOLOGICAL ASSETS

Biological assets consist of the following:

	December 31,
	2009	2008
Hogs	$1,349,379	$1,005,965
Less: Accumulated amortization	(607,319)	(367,608)

	$742,060	$638,357

Total amortization expense of the biological assets for the years ended December 31, 2009 and 2008 amounted to $279,840 and $255,898, respectively.

NOTE 8 – INTANGIBLE ASSETS

Intangible assets include the land use rights. According to the laws of PRC, the government owns all the land in PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 50 years.

Intangible assets at December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008
Land use rights	$809,231	$807,224
Less Accumulated amortization	(77,532)	(57,974)

	$731,699	$749,250

Amortization expense for the Company’s intangible assets for the years ended December 31, 2009 and 2008 was $19,404 and $30,439, respectively.

Amortization expenses of the intangible asset for the next five years after December 31, 2009 are as follows:

Year ended December 31, 2010	$19,404
Year ended December 31, 2011	19,404
Year ended December 31, 2012	19,404
Year ended December 31, 2013	19,404
Year ended December 31, 2014	19,404
Thereafter	634,679

$731,699

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

NOTE 9—SHORT-TERM LOAN

As of December 31, 2009 and 2008, the short-term loans were as follows:

	December 31,
Description	2009	2008
Loan payable to Wuhan Huangpi Rural Credit Union, interest at 7.2% annually, due by October 9, 2009, collateralized by certain assets of the Company.	$—	$656,532
Loan payable to Wuhan Huangpi Rural Credit Union, interest at 7.2% annually, due by October 9, 2010, collateralized by certain assets of the Company	658,164	—

	$658,164	$656,532

The interest expense was $62,567 and $56,898 for the years ended December 31, 2009 and 2008, respectively.

NOTE 10—ACCOUNTS PAYABLE

At December 31, 2009 and 2008, accounts payable were $318,488 and $208,823, respectively. Accounts payable is primarily payments due to suppliers and vendors for feeds and animal medicines.

NOTE 11—OTHER PAYABLES

Other payables exist when the Company acquires the assets of hog farms to expand its operations. Other payables are comprised of the payables to other local hog farmers that the Company purchases buildings and hogs from other local hog farmers, for the purpose of expanding the capacity for feeding breeding hogs. Such payables are primarily short term purchases that ordinarily require down payments and a short term payment on remaining balances due. Some of these acquisitions will include short term unsecured, non-interest bearing advances made by the local government where the hog farms are acquired. These government advances are for business enhancement development, to encourage medium size companies to expand their hog operations. These advances have no set repayment date, and accordingly, are deemed short term. The other payables as of December 31, 2009 and 2008 are $1,793,921 and $1,024,424, respectively.

NOTE 12—RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The due from/to related parties represented the advances from or to the Company’s shareholders. Such advances are non-interest bearing and due upon demand.

NOTE 13—STATUTORY RESERVES

As stipulated by the Company Law of PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

•	Making up cumulative prior years’ losses, if any;

•

Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company’s registered capital;

•

Allocations of 5 to 10% of income after tax, as determined under PRC accounting rules and regulations, to the Company’s “Statutory common welfare fund”, which is established for the purpose of providing employee facilities and other collective benefits to the Company’s employees; and

Tianli Agritech, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

•	Allocations to the discretionary surplus reserve, if approved in the stockholders’ general meeting.

•

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

In accordance with the Chinese Company Law, the company has allocated 10% of its annual net income, amounted to $441,570 and $228,710 as statutory reserve for the years ended December 31, 2009 and 2008, respectively.

According to the new Company Law of PRC executed in 2006, the Company is no longer required to reserve the “Statutory common welfare fund”. Accordingly, the Company did not reserve the common welfare fund as of December 31, 2009 and 2008.

NOTE 14—GOVERNMENT SUBSIDIES

Fengze received (a) one-time subsidies for pig farm construction of $164,452.53 and $161,585.75 during 2009 and 2008, respectively; (b) $33,621.41 and $28,726.36 on recurring breeder hog subsidies from the government in 2009 and 2008, respectively; and (c) $16,445.25 and $50,271.12 non-recurring sewage subsidies (for building a biogas pond in which to store waste) from the government in 2009 and 2008, respectively. All such subsidies are recorded as “subsidy income” in the financial statements.

Government subsidies accounted for 4.73% and 10.52% of the Company’s net income in 2009 and 2008, respectively.

NOTE 15—CAPITAL CONTRIBUTION

For the year ended December 31, 2008, the Company received $2,729,004 from capital contributions from Ms. Hanying Li contributing capital to Fengze prior to the time that Fengze became a variable interest entity of Tianli. The contribution was made in order to allow Fengze to build its ninth farm and to pay acquisition expenses associated with the acquisition of a farm in 2008.

16. SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events” the Company evaluated subsequent events after the balance sheet date of December 31, 2009 through June 30, 2010 which is the date the financial statements were issued. The Company did not have any material subsequent events to disclose.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Until September 28, 2010 (90 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as a placement agent and with respect to unsold allotments or subscriptions.

TIANLI AGRITECH, INC.

Common Shares

1,667,000 Share Minimum

2,000,000 Share Maximum

Prospectus

Anderson & Strudwick,

Incorporated